Exhibit 99.1

Denison Mines Corp.

2014 Annual Information Form
March 5, 2015

ABOUT THIS ANNUAL INFORMATION FORM

This annual information form (“AIF”) is dated March 5, 2015. Unless stated otherwise, all of the information in this AIF is stated as at December 31, 2014.

This AIF has been prepared in accordance with Canadian securities laws and contains information regarding Denison’s history, business, mineral reserves and resources, the regulatory environment in which Denison does business, the risks that Denison faces and other important information for Shareholders.

This AIF incorporates by reference:
•

Denison’s management discussion and analysis (“MD&A”) for the year ended December 31, 2014, which is available under the Company’s profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov/edgar.shtml) as an exhibit to the Company’s Form 40-F.

• Denison’s audited consolidated financial statements for the year ended December 31, 2014, which are available on SEDAR and EDGAR as an exhibit to the Company’s Form 40-F.

Financial Information
Unless otherwise specified, all dollar amounts referred to in this AIF are stated in United Stated dollars. References to “CAD$” mean Canadian dollars.

Financial information is presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Caution about Forward-Looking Information
This AIF and the documents incorporated by reference include forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation, concerning the business, operations and financial performance and condition of Denison.

The use of words and phrases like "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe", “plan” and similar expressions are intended to identify forward-looking information.

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Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable, but no assurance can be given that these expectations will prove to be correct. Forward-looking information should not be unduly relied upon. This information speaks only as of the date of this AIF, and Denison will not necessarily update this information, unless required to do so by securities laws.

Examples of Forward-Looking Information
This AIF contains forward-looking information in a number of places, such as in statements pertaining to:

•	Denison’s estimates of its mineral reserves and mineral resources
•	Denison’s expectations regarding the toll milling of Cigar Lake ores
•	Denison's capital expenditure program, exploration and development expenditures and reclamation costs
•	Denison’s expectations of market prices and costs
•	the supply and demand for uranium (“U3O8”)
•	possible impacts of litigation and regulatory actions on Denison
•	Denison’s exploration and development plans and objectives
•	future royalty and tax payments and rates
•	Denison’s expectations regarding raising capital
•	Denison's expectations regarding additions to its mineral reserves and resources through acquisitions and exploration
•	the receipt of regulatory approvals, permits and licences under governmental regulatory regimes

Material Risks
Denison's actual results could differ materially from those anticipated. Management has identified the following risk factors which could have a material impact on the Company or the trading price of its Shares:

•	the speculative nature of exploration and development projects
•	failure to realize benefits from transactions
•	Denison’s inability to expand and replace its mineral reserves and resources
•	the imprecision of mineral reserve and resource estimates
•	the impact of uranium price volatility on the valuation of Denison’s mineral reserves and resources and the market price of its shares
•	public acceptance of nuclear energy and competition from other energy sources
•	volatility in the market price of the Company’s shares
•	the risk of dilution from future equity financings
•	reliance on other operators
•	uncertainty surrounding Denison’s operations in foreign jurisdictions
•	property title risk
•	competition for properties
•	global financial conditions
•	the ability of Denison to meet its obligations to its creditors and the uncertainty of funding

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•	uncertainty as to reclamation and decommissioning liabilities
•	technical innovation rendering Denison’s products and services obsolete
•	liabilities inherent in mining operations and the adequacy of insurance coverage
•	delays in obtaining permits and licences for development properties
•	difficulty complying with changing government regulations and policy, including without limitation, compliance with environment, health and safety regulations
•	potential claims of Canada’s First Nations people
•	dependence on key personnel
•	potential conflicts of interest for the Company’s directors who are engaged in similar businesses
•	limitations of disclosure and internal controls
•	the potential influence of Denison’s largest Shareholder, Korea Electric Power Corporation (“KEPCO”).

The risk factors listed above are discussed in more detail later in this AIF.

A Note for US Investors Regarding Estimates of
Measured, Indicated and Inferred Mineral Resources

This AIF uses the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies.United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

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About Denison

Denison is engaged in uranium exploration and development. The registered and head office of Denison is located at Suite 402, 595 Bay Street, Toronto, Ontario, M5G 2C2, Canada. Denison’s website address is www.denisonmines.com.

In this AIF, Denison or the Company means Denison Mines Corp., Shareholders means holders of Denison’s common shares and Shares means Denison’s common shares.

At the end of 2014, Denison had a total of 88 active employees which were divided among the Company’s business as follows:
•	60 (9 hourly) in Canada
•	5 in Mongolia
•	13 in Mali
•	10 (5 hourly) in Zambia.

None of the Company’s employees are unionized.

Denison is a reporting issuer in all of the Canadian provinces. The Shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “DML” and on the NYSE MKT under the symbol “DNN.” Computershare Investor Services Inc. acts as the registrar and transfer agent for the Shares. The address for Computershare Investor Services Inc. is 100 University Avenue, 9th Floor, Toronto, ON, M5J 2Y1, Canada, and the telephone number is 1-800-564-6253.

The Shares are registered under the United States Securities Exchange Act of 1934, as amended, and Denison files periodic reports with the United States Securities and Exchange Commission.

The Formation of Denison
Denison was formed by articles of amalgamation as International Uranium Corporation (“IUC”), effective May 9, 1997 pursuant to the Business Corporations Act (Ontario) (the “OBCA”). On December 1, 2006, IUC combined its business and operations with Denison Mines Inc. (“DMI”), by way of arrangement under the OBCA (the “IUC Arrangement”). Pursuant to the IUC Arrangement, all of the issued and outstanding shares of DMI were acquired in exchange for IUC’s shares. Effective December 1, 2006, IUC’s articles were amended to change its name to “Denison Mines Corp.”

Prior to July 2012, Denison was engaged in the exploration, development, mining, and milling of uranium and vanadium, with projects in the United States, Canada, Zambia and Mongolia. At the time, Denison's principal assets included 100% ownership of the White Mesa Mill in Utah and 22.5% ownership of the McClean Lake uranium mill in Saskatchewan.

On June 29, 2012, Denison sold its shares in certain subsidiaries, which owned all of the Company's mining assets and operations located in the United States ("U.S. Mining Division"). The sale was carried out by way of a plan of arrangement between Denison and Energy Fuels Inc. ("EFR"). After completing the various steps in the plan of arrangement, Denison shareholders retained their interest in Denison and received 1.106 common shares of EFR for each Share held in Denison.

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By completing the transaction with EFR, Denison transformed its business to focus on its uranium exploration and development projects in Saskatchewan, Zambia and Mongolia. In 2013, through its acquisitions of JNR Resources Inc. (“JNR”), Fission Energy Corp. (“Fission”) and Rockgate Capital Corp. (“Rockgate”) and in 2014 through its acquisition of International Enexco Limited (“IEC”), Denison has increased its project portfolio in Canada, primarily in the Athabasca Basin, and expanded its position in Africa by acquiring interests in uranium exploration properties in Namibia and Mali.

Denison also continues to be engaged in mine decommissioning and environmental services through its Denison Environmental Services (“DES”) division.

Denison also participates in a toll-milling arrangement through the McClean Lake joint venture (“MLJV”) whereby ore is processed for the Cigar Lake Joint Venture (“CLJV”) at the McClean Lake mill.

Denison’s wholly owned subsidiary, DMI, is also the manager of Uranium Participation Corporation (“UPC”), a publicly traded company listed on the TSX under the symbol “U”, which invests in uranium oxide in concentrates and uranium hexafluoride.

Denison’s Key Assets Today:

•	A 22.50% interest in the McClean Lake uranium processing facility and uranium deposits in northern Saskatchewan.

•	A 25.17% interest in the Midwest uranium project, including the Midwest and the Midwest A deposits in northern Saskatchewan.

•	A 60% interest in the Wheeler River project which includes the Phoenix deposit and the newly discovered Gryphon zone.

•

An extensive portfolio of exploration and development property interests in the Athabasca Basin including: Moore Lake (100%), Waterbury Lake (60%), Hatchet Lake (58.06%), Crawford/Bachman Lake (100%), Bell Lake (100%) and Mann Lake (30%).

Beyond Canada, Denison owns the Mutanga uranium project in southern Zambia, the Falea uranium, silver and copper project in Mali, and interests in mineral exploration properties in Namibia and Mongolia.

Denison’s Structure
Denison conducts its business through a number of subsidiaries. The following is a diagram depicting the corporate structure of Denison and its active subsidiaries as at December 31, 2014, including the name, jurisdiction of incorporation and proportion of ownership interest in each.

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Denison also owns a number of inactive subsidiaries which have no liabilities or assets and do not engage in any business activities.

Some of the Company’s Canadian uranium exploration properties are held directly by the Company or indirectly through DMI, which is a wholly-owned subsidiary of the Company. DMI holds a 22.5% interest in the McClean Lake project and a 25.17% interest in the Midwest project, both of which are operated by Denison’s joint venture partner, AREVA Resources Canada Inc. (“ARC”), a subsidiary of the AREVA Group. DMI also holds a 60% interest in, and is the operator of the Wheeler River project, host of the Phoenix deposit and the Gryphon zone, as well as interests in other exploration properties in the Athabasca Basin. Denison’s 60% interest in the Waterbury Lake project is held indirectly through its wholly owned subsidiary, Denison Waterbury Corp.

In 2014, Denison carried out an internal reorganization of its interests to consolidate its African holdings under its single wholly-owned Canadian subsidiary, Rockgate.  Denison’s Mutanga project in Zambia is held through Denison Mines Zambia Ltd, which is wholly owned by Denison Mines (Bermuda) I Ltd., a wholly-owned subsidiary of Rockgate. Denison’s interest in the Falea project in Mali and the Dome project in Namibia are also held indirectly through Rockgate and its subsidiaries.

The Company’s interest in the Gurvan Saihan Joint Venture (“GSJV”) in Mongolia is held through Denison Mines (Mongolia) Ltd, which is wholly owned by Denison Mines (Bermuda) I Ltd., a wholly-owned subsidiary of the Company.

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Developments over the Last Three Years

2012...
An application for judicial review of the decision to renew the McClean Lake Canadian Nuclear Safety Commission (“CNSC”) licence initially made in 2009 by the Athabasca Regional Government (“ARG”) was finally resolved. The ARG challenged the legality of the renewed licence primarily on the basis of issues related to the Federal and Provincial government’s duty to consult with aboriginal people. The Canadian Federal Court dismissed the application in 2010; however ARG filed a notice of appeal. In 2011, the Federal Court of Appeal unanimously dismissed ARG’s appeal. ARG did not appeal this decision, ending the matter in 2012.

In March, the Company acquired an additional 15% interest in the GSJV in Mongolia. The interest was previously held by a Russian party, Geologorazvedka, and was obtained for cash consideration and a release of the partner's share of the unfunded joint venture obligations. The Company now holds an 85% interest in the GSJV and has been in discussions with the Mongolian Government regarding its ownership interest in the GSJV.

In June, Denison and EFR completed a transaction whereby EFR acquired all of the shares of certain Denison subsidiaries which held its U.S. Mining Division in exchange for the issuance of 425,440,872 common shares of EFR to Shareholders (the “EFR Arrangement”). For each Share held, Shareholders received 1.106 shares of EFR while still retaining their interest in Denison.

In conjunction with the EFR Arrangement, Denison amended and extended its existing credit agreement with the Bank of Nova Scotia (the “Credit Facility”) to provide Denison with a revolving term loan for up to $15,000,000 until June 2013. To secure the facility, Denison provided a guarantee and pledge of all of the shares of DMI.

In August, the Canadian Federal Minister of the Environment approved the Midwest Project Environmental Assessment, paving way for mining of Midwest ores by conventional open pit mining methods.

The CNSC authorized the amendment of the operating licence for the McClean Lake mill, in which Denison holds a 22.50% interest, permitting an increase in the annual production from 8.0 million pounds U3O8 to 13.0 million pounds U3O8, and receipt and processing of ore slurry from the McArthur River Mine.

In October, Denison closed a private placement (the “2012 Offering”) of 4,145,000 Shares, at a price of CAD$1.69 each, issued on a “flow-through” basis under the Income Tax Act (Canada). The 2012 Offering raised aggregate gross proceeds for the Company of CAD$7,005,050.

By the end of 2012, Denison completed another significant exploration program in the Athabasca Basin, including over 28,000 metres of drilling at Wheeler River. Reporting strong intersections at the Phoenix uranium deposit, Denison commenced preparation of updated mineral resource estimates for the property. The Company also reported a total of 18,160 metres of drilling on the Mutanga Project in Zambia during the year. Drilling in 2012 in Mongolia totaled 29,600 metres, divided equally between the Urt Tsav and Ulzit licence areas.

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2013…
In January, updated estimates of mineral resources for the Phoenix deposit as at December 31, 2012 were received from Roscoe Postle Associates Inc. (“RPA Inc.”), which was retained to independently review and audit the mineral resources in accordance with the requirements of NI 43-101. For the Phoenix deposit, indicated mineral resources were estimated at 52.3 million pounds U3O8 (the Company’s share, 31.4 million pounds U3O8) from 152,400 tonnes at an average grade of 15.6% U3O8 and inferred mineral resources were estimated at 7.6 million pounds U3O8 (the Company’s share, 4.6 million pounds U3O8) from 11,600 tonnes at an average grade of 29.8% U3O8 based on a cut-off of 0.8% U3O8.

On January 31, Denison completed the acquisition of JNR by acquiring all of the common shares of JNR in exchange for 0.073 of a Share of Denison per common share of JNR (the “JNR Acquisition”). As a result, an aggregate of 7,975,479 Shares were issued in exchange for all JNR common shares held by JNR shareholders. With the closing of the JNR Acquisition, Denison was able to consolidate its partial ownership of several properties with JNR's interests to become the 100% owner of five mineral exploration properties in the Athabasca Basin (including the high priority properties of Moore Lake and Bell Lake), and also acquired interests in six other properties located in the Athabasca Basin, one property located in Saskatchewan outside of the Athabasca Basin, and two properties in Newfoundland.

In April, Denison completed the acquisition of Fission by way of plan of arrangement (the “Fission Arrangement”), which included Fission’s 60% interest in the Waterbury Lake uranium project, its interests in all other properties in the eastern part of the Athabasca Basin, Quebec and Nunavut, as well as its interests in two joint ventures in Namibia. Pursuant to the Fission Arrangement, for each common share of Fission held, Fission shareholders received 0.355 of a Share, a nominal cash payment of CAD$0.0001 and one common share of a newly incorporated exploration company, Fission Uranium Corp (“FCU”). As a result, an aggregate of 53,053,284 Shares were issued in exchange for all Fission common shares held by Fission shareholders. Unexercised Fission options were exchanged for options to acquire Shares of Denison (the “Fission Replacement Options”). With completion of the Fission Arrangement, the holders of Fission warrants were entitled to receive, upon the exercise of their warrants (the “Fission Warrants”), the number of Shares of Denison and FCU which the warrant holders would have been entitled to receive as a result of the Arrangement, if immediately prior to the effective date, the warrant holders had exercised their warrants.

In May, Denison completed a private placement offering (the “2013 Offering”) of 11,500,000 Shares, at a price of CAD$1.30 each, issued on a “flow-through” basis under the Income Tax Act (Canada). The 2013 Offering raised aggregate gross proceeds for the Company of CAD$14,950,000.

In June, the Company extended the maturity date of its $15,000,000 Credit Facility to January 2014.

In September, estimates of mineral resources for the J Zone deposit at the Waterbury Lake project were received from GeoVector Management Inc. (“GeoVector”) which was retained to independently estimate the mineral resources in accordance with the requirements of NI 43-101. The mineral resource at the J Zone is estimated to be 291,000 tonnes grading 2.00% U3O8 containing 12,810,000 pounds of U3O8 (the Company’s share, 7,686,000 pounds). All of the mineral resource is classified as indicated and is reported above a cutoff grade of 0.1% U3O8. In September, Denison also filed a new technical report for the Mutanga project in Zambia following a request by the Ontario Securities Commission. See “Mineral Properties – Mutanga”.

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Also in September, the Company commenced a takeover bid to acquire all of the outstanding shares of Rockgate in exchange for Shares of Denison (the “Rockgate Offer”). Pursuant to the Rockgate Offer, Rockgate shareholders received 0.192 of a Share for each Rockgate share tendered. The Rockgate Offer expired on December 6, 2013, with Denison having acquired approximately 89.7% of the outstanding Rockgate shares. Immediately after the expiry of the offer, Denison announced that it would acquire the remaining Rockgate shares by plan of arrangement (the “Rockgate Arrangement”) at the start of 2014. By December 31, 2013, an aggregate of 20,131,665 Shares were issued in exchange for Rockgate shares tendered under the Rockgate Offer.

In December, Denison signed an option agreement for the Jasper Lake property with Strateco Resources Inc. (“Strateco”). Under the option, Denison granted Strateco the option to earn up to a 60% interest in the Jasper Lake property, which is the amalgamation of four Denison properties formerly known as Jasper Lake, Minor Bay, Ahenakew Lake and North Wedge, in the eastern Athabasca Basin of Saskatchewan. This option was subsequently assigned to SeqUr Exploration Inc. (“SeqUr”) in 2014.

By the end of 2013, Denison proved to be one of the most active exploration companies in the Athabasca Basin. The Company completed 54,840 metres of diamond drilling, plus large programs of geophysical surveying and line cutting on 14 properties in the Athabasca Basin. Denison reported several high grade intersections at the Phoenix deposit on the Wheeler River property including drill hole WR-525 which intersected 43.8% U3O8 over 12.0 metres for a grade times thickness product (“GT”) of 525.6 %m, the highest GT of any hole drilled to date on the Wheeler River property. Additionally, low grade mineralization was intersected in a new area of interest on the Wheeler River property, the 489 Zone.

2014…
In January, Denison acquired the remaining 10.3% of the outstanding shares of Rockgate by way of the Rockgate Arrangement, making Rockgate a wholly owned subsidiary of the Company. Through the acquisition of Rockgate, Denison added $15.3 million in cash and investments, and bolstered the Company’s African portfolio of assets by adding the 100% owned Falea project located in Mali to the Company’s portfolio of assets, in addition to Rockgate’s 100% interests in other properties in Mali and Niger. Pursuant to the Rockgate Offer and the Rockgate Arrangement, an aggregate total of 22,444,287 Shares were issued to Rockgate shareholders.

Also in January, Mr. Eun Ho Cheong, KEPCO’s representative on Denison’s Board, resigned and was replaced by Mr. Tae Hwan Kim.

At the end of January, the Company amended and extended the terms of its Credit Facility to January 31, 2015.

When the Company acquired the Dome project in Namibia through the Fission Arrangement, it became a party to an earn-in agreement with Rio Tinto Mining and Exploration Limited (“Rio”) pursuant to which Rio could have earned a majority interest in the project over time. In March 2014, Rio terminated its option to earn an interest in the project after having spent approximately $1.5 million in exploration expenditures by the end of 2013. Denison assumed operatorship at that time. Expenditures incurred by Rio also had the effect of diluting another party with an interest in the Dome project to 10%. Denison now has a 90% interest in the project.

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Also in March, Denison announced the discovery of a new zone of mineralization at Wheeler River, named the Gryphon zone. The discovery resulted from an intersection of high grade, basement hosted uranium mineralization returning 15.3% U3O8 over 4.0 metres in an area three kilometres northwest of the Phoenix deposit. Shortly after its initial discovery, Denison announced a second intersection of high grade, basement hosted uranium mineralization returning 21.2% U3O8 over 4.5 metres. The Gryphon zone would become the focus of further drilling for the balance of the year.

In June, Denison completed the acquisition of IEC, which included IEC's uranium exploration assets in the eastern part of the Athabasca Basin in Saskatchewan, consisting of a 30% interest in the Mann Lake property and a 20% interest in Denison's Bachman Lake property. The acquisition of IEC was completed by way of plan of arrangement (the "IEC Arrangement"). As a result of the IEC Arrangement, Denison acquired all of the issued and outstanding IEC shares that it did not already own, while certain non-Canadian assets were spun out to a former subsidiary of IEC ("IEC Spinco"). Under the IEC Arrangement, each IEC share was exchanged for 0.26 of a Denison Share, one common share of IEC Spinco, and one-half of a IEC Spinco warrant to acquire an additional IEC Spinco share at a price of $5.00 for six months. The expiry of outstanding IEC stock options was extended to 90 days from closing and outstanding warrants were automatically exchanged for warrants of Denison and IEC Spinco.

Also in June, an updated mineral resource estimate for the Phoenix deposit at the Wheeler River project was received from RPA Inc. which was retained to independently estimate the mineral resources in accordance with the requirements of NI 43-101. The total indicated mineral resource estimate increased from 52,300,000 pounds of U3O8 to 70,200,000 pounds of U3O8 (the Company’s share, 42,100,000 pounds) based on 166,400 tonnes of mineralization at an average grade of 19.13% U3O8. The total inferred mineral resource is now estimated to be 1,100,000 pounds of U3O8 (the Company’s share, 700,000 pounds) based on 8,600 tonnes of mineralization with an average grade of 5.80% U3O8. See “Mineral Properties – Phoenix”.

In August, Denison completed a private placement offering (the “2014 Offering”) of 9,257,500 Shares, at a price of CAD$1.62 each, issued on a “flow-through” basis under the Income Tax Act (Canada). The 2014 Offering raised aggregate gross proceeds for the Company of CAD$ 14,997,000, which will fund its Canadian exploration programs through to the end of 2015.

Construction and commissioning activities continued at the McClean Lake mill through the summer. In September, the McClean Lake mill was officially restarted and leaching of McClean Lake ore slurry commenced. Ore from the CLJV was introduced into the mill circuit towards the end of September, leading to the production of the first packaged uranium from CLJV ore in October. Production for 2014 amounted to approximately 344,000 pounds U3O8 for the CLJV and approximately 112,000 pounds U3O8 (Denison’s share, 25,000 pounds U3O8) for the MLJV. The Company’s share of toll milling revenues from processing Cigar Lake ore at the McClean Lake mill during the fourth quarter of 2014 totaled $111,000. See “Denison’s Operations – McClean Lake – Cigar Lake Toll Milling.”

In November, Peter Longo joined Denison as Vice President, Project Development with responsibility for advancing the Wheeler River project to the next phase of development and working closely with ARC on the McClean, Midwest and SABRE projects.

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During 2014, Denison continued to be one of the most active exploration companies in the Athabasca Basin. The Company completed 52,300 metres of diamond drilling on properties that it operates and participated in an additional 15,500 metres on joint ventures operated by others. A large amount of geophysical surveying was also completed to ensure a continuous pipeline of drilling targets is maintained.

Events this Year
In January, David Cates, formerly Vice President Finance & Tax and Chief Financial Officer, was appointed President and Chief Financial Officer of the Company. The appointment increased the scope of the operational management responsibilities included in Mr. Cates' portfolio of responsibilities.  Ron Hochstein continued as Chief Executive Officer.

Also in January, Mr. Tae Hwan Kim, KEPCO’s representative on Denison’s Board, resigned and was replaced by Mr. Joo Soo Park.

At the end of January, the Company extended its Credit Facility to January 2016, increased the maximum credit provided under the facility to CAD$24,000,000 and amended certain other provisions.

In February 2015, SeqUr notified the Company that it intends to terminate its option to earn an interest in the Jasper Lake property.

The Uranium Industry

As a result of the Fukushima Daichii nuclear incident that occurred in March 2011, nuclear reactor programs around the world were impacted in varying degrees including the shutdown of all 54 reactors in Japan, the planned phase out of nuclear power in Germany and the pause in nuclear plant construction in China to reassess plant and safety system designs. The nuclear industry is beginning to show signs of recovery however with the planned restart of a limited number of reactors in Japan expected in 2015, the resumption of the Chinese nuclear program, and the announcement of new build programs in the United Kingdom and Saudi Arabia. Nuclear power is one of the few options available to reduce carbon-dioxide emissions while providing or displacing other forms of base load power generation.

Uranium prices over the past year fell to levels not seen since 2005. Uranium producers responded to some degree to the downturn in uranium price with the shutdown, or scaling back, of production at numerous operations; but production was still greater than demand, as suppliers continued to produce and sell into higher-priced long term contracts.

Although uranium production is currently greater than demand, the long term growth projections for the nuclear industry combined with the depletion of uranium resources in operation today, means that new production sources must be brought on stream, and higher uranium prices are necessary to justify the construction of these facilities.

Uranium Demand
The World Nuclear Association reports that there are 437 nuclear reactors operable in 30 countries as of January 1, 2015. These reactors can generate 377.7 gigawatts of electricity and supply approximately 11% of the world's electrical requirements. At the present time, 70 nuclear reactors are under construction in 14 countries with the principal drivers of this expansion being China (27 reactors under construction), Russia (9), India (6), South Korea (5) and the United States (5), which together have a total of 52 reactors under construction. Based on the most recent statistics from the World Nuclear Association, there are a total of 253 reactors that are either under construction, or planned around the world.

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According to the International Energy Agency’s “World Energy Outlook 2014” global nuclear power capacity is projected to increase by over 60%, from 377.7 gigawatts to over 620 gigawatts in 2040. Of the growth in nuclear generation, China accounts for 45% while India, Korea and Russia collectively make up a further 30%. Ux Consulting Company, LLC (“UxCo”), in its “Uranium Market Outlook – Q4 2014” (the “Q4 Outlook”), estimated that, by 2030 uranium demand will grow to 266.0 million pounds U3O8 from 167.5 million pounds of U3O8 in 2014.

Primary Uranium Supply
Due to the falling uranium price in 2014, uranium production declined year over year from 154.3 million pounds U3O8 in 2013 to 146.0 million pounds in 2014, which is a reversal of the increasing production trend seen over the past several years. For the period of 2004 to 2014, annual uranium production has increased from about 100.0 million pounds U3O8 to 146.0 million lbs in 2014. The primary source of the increase has been Kazakhstan, where production has increased from 9.7 million pounds in 2004 to 59.3 million pounds in 2014.

UxCo has estimated in its Q4 Outlook that existing mine production plus new planned and potential mine production will increase primary uranium supply from 146.0 million pounds U3O8 in 2014 to 187.9 million pounds U3O8 in 2025. Kazahstan is expected to continue to be one of the principal drivers for the increase in primary mine production and is projected to increase production by about 8% between 2014 and 2025. Two major production centres are projected to be Cigar Lake in Canada, which began production in 2014, and Husab in Namibia, which is being built by a Chinese utility as a source of captive supply and is projected to start production in 2016. For other projects to move forward to meet the production forecasts, uranium prices will need to increase appreciably to support their higher cost production profiles and the significant capital expenditures that will be required.

Secondary Uranium Supply
Primary mine production supplies approximately 85% of current demand. The balance of demand is supplied from secondary sources such as commercial inventories, reprocessing of spent fuel, sales by uranium enrichers and inventories held by governments, in particular the U.S. Department of Energy.

Excess commercial inventories, which were once one of the major sources of secondary supplies during the period from the early 1970s to the early 2000s, have largely been consumed; however, as a result of the shutdown of the German nuclear program and the continued shut down of the Japanese nuclear fleet, commercial inventories could become more of a factor. A larger source of secondary supplies continues to be government inventories, particularly in the U.S. and Russia. The disposition of these inventories may have a market impact over the next 10 to 20 years, although, the rate and timing of this material entering the market is uncertain.

Reprocessing of spent fuel is another source of secondary supply but is expected to satisfy only 3% to 4% of demand. Expansion of this secondary source would require major investments in facilities which could only be supported by a significant increase in long-term uranium prices.

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UxCo expects that secondary sources of supply will fall from 2014 levels of 44.7 million pounds per year to 27.9 million pounds U3O8 per year by 2025.

Uranium Prices
Nuclear utilities purchase uranium primarily through long-term contracts. These contracts usually provide for deliveries to begin two to four years after they are signed and provide for delivery from four to ten years thereafter. In awarding medium- and long-term contracts electric utilities consider, the producer’s uranium reserves, record of performance and production cost profile, in addition to the commercial terms offered. Prices are established by a number of methods, including base prices adjusted by inflation indices, reference prices (generally spot price indicators, but also long-term reference prices) and annual price negotiations. Contracts may also contain annual volume flexibility, floor prices, ceiling prices and other negotiated provisions. Under these contracts, the actual price mechanisms are usually confidential.

Long-term demand is affected in a large part by utilities’ uncovered requirements. Uncovered demand is projected to increase significantly over the period of 2016 to 2018. UxCo estimates that uncovered demand in 2015 is only 6.7 million pounds U3O8, but is expected to increase to 17.6 million pounds U3O8 in 2016 and up to 49.4 million pounds in 2018, which should result in increased contract activity in 2015 and into 2016.

The long-term price is published on a monthly basis and began the year at $50.00 per pound U3O8. It declined to $44.00 per pound U3O8 at the end of July 2014 and then rose to $49.00 per pound U3O8 at the end of the year. Long term contracting volumes were up compared to 2013, but were still much lower than those seen over the past ten years.

Electric utilities procure their remaining uranium requirements through spot and near-term purchases from uranium producers, traders and other suppliers. Historically, spot prices are more volatile than long-term prices. The spot price began the year at $34.50 per pound U3O8. It rose to $35.50 per pound U3O8 during the beginning of the year and then declined to $28.25 per pound U3O8 by May 2014. The last time the uranium price was at these levels was April, 2005. The spot price started to climb again later in the summer months and ended 2014 at $35.50 per pound U3O8. The spot price continued to rise steadily during the first two months of 2015 and was last quoted at $39.25 per pound U3O8 on March 2, 2015.

Competition
The uranium industry is small compared to other commodity industries, in particular other energy commodity industries. Uranium demand is international in scope but supply is characterized by a relatively small number of companies operating in only a few countries. Production by four producers accounted for approximately 64% of the estimated world production in 2014. In total nine producers represent 87.6% of the world’s production. The industry is also geographically concentrated with about 73% of the world’s production coming from only four countries: Kazakhstan, Canada, Australia and Niger. Kazakhstan is the largest producer, with production of approximately 41% of the total primary production in 2014.

Marketing Uranium
Denison has historically sold its uranium under a combination of long-term contracts and spot market sales. The long-term contracts had a variety of pricing mechanisms, including fixed prices, base prices adjusted by inflation indices and/or spot price or long-term contract reference prices. Time of delivery during a year under long-term contracts is at the discretion of the customer, so the Company’s delivery obligations would vary markedly from quarter to quarter. Spot sales are priced at or near published industry spot prices.

2014 ANNUAL INFORMATION FORM	13

In June 2012, Denison sold its principle uranium production source, the U.S. Mining Division. For the first six months of 2012, approximately 77% of Denison’s total sales volume was sold under long-term contracts, with the remainder sold in the spot market. The long-term contracts were also sold with the U.S. Mining Division and as a result, the Company currently has no long-term contracts in place.

Denison’s Operations

McClean Lake
McClean Lake is comprised of several uranium deposits and a state of the art mill located on the eastern edge of the Athabasca Basin in northern Saskatchewan, approximately 750 kilometres north of Saskatoon. McClean Lake is owned by Denison (22.5%) and its joint venture partners, ARC (70.0%) and OURD Canada Co., Ltd. (“OURD”) (7.5%) . ARC is the operator/manager of the facility. Denison, ARC and OURD also jointly own the nearby Midwest project, although ownership percentages are slightly different. See “Mineral Properties – Midwest.” It is planned that the Midwest ore will be milled at the McClean Lake mill.

Development of the McClean Lake project began in March 1995. Construction and commissioning were completed in 1997. The JEB deposit was mined out and the ore stockpiled. The JEB pit was then converted in 1999 into the JEB Tailings Management Facility (“TMF”). The McClean Lake mill began production of uranium concentrates in 1999, processing ore from the JEB deposit. The first ore was fed to the mill on June 22, 1999 and commercial production was achieved on November 1, 1999. The mill operated until the end of June 2010 producing approximately 49.9 million pounds U3O8 when it was placed on stand-by due to a lack of ore.

In 2014 the McClean Lake mill re-commenced operations with the delivery of ore shipments from the Cigar Lake Mine, owned by the CLJV and operated by Cameco Corporation (“Cameco”).

McClean Lake Mill
The McClean Lake mill is specially designed and constructed to process high grade uranium ores in a safe and environmentally responsible manner. The mill uses sulphuric acid and hydrogen peroxide leaching and a solvent extraction recovery process to extract and recover the uranium product from the ore. In addition to the mill facility, other infrastructure on the site includes a sulphuric acid plant, a ferric sulphate plant, an oxygen plant, an electricity transmission line tied into the provincial power grid, a 14 megawatt back-up diesel power plant, warehouses, shops, offices and living accommodations for site personnel. Mill facilities are currently being expanded from a capacity of 13.0 million pounds U3O8 per year to approximately 24.0 million pounds per year to enable processing of 100% of ore production from the Cigar Lake mine. Construction of the expansion is expected to be completed by the end of 2015 and is being fully funded by the CLJV.

In 2014 the McClean Lake mill re-commenced operations and processed over 456,800 pounds of U3O8 with a 97.5% recovery rate. Re-start of the mill proceeded smoothly with no significant production problems. Mill feed consisted of a blend of Cigar Lake ores and stockpiled Sue B and SABRE ores. As Cigar Lake production ramps up, it will displace McClean Lake ores allowing for more consistent mill feed and eliminating operational challenges associated with ore blending.

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Mining
McClean Lake consists of nine known ore deposits, five of which have been mined out with some of the ore still stockpiled on the surface.

The first ore body, JEB, was mined from 1997 to 1999 and the ore was stockpiled. Mining of the Sue C ore body was completed in February 2002, and all of the ore was stockpiled on the surface. Mining was then suspended until the third quarter of 2005 when mining began on the Sue A, Sue E and Sue B deposits. Mining was completed at Sue A in the first quarter of 2006, at Sue E in the first quarter of 2008 and at Sue B at the end of 2008. Exploration activities for expansion of the known deposits and identification of new deposits are ongoing. See “Mineral Exploration – McClean Lake.”

Low-grade special waste from the mining of the JEB, Sue C, Sue A, Sue E and Sue B deposits has been disposed of in the mined-out Sue C pit. In the future Cigar Lake special waste will also be disposed of in the Sue C pit. By agreement between the CLJV and the MLVJ, costs to upgrade the Sue Water Treatment Plant and costs to dewater the Sue C pit for Cigar Lake special waste will be shared 50/50 between the CLJV and the MLJV.

Operations
The table below shows the operating statistics for McClean Lake over the last five years.

	2014	2013	2012	2011	2010
Ore Milled (thousand tonnes)	8.4	-	-	-	97
Average Grade (% U3O8)	2.85	-	-	-	0.80
MLJV Production (thousand pounds U3O8)	112.4	-	-	-	1,731
Denison’s share MLJV Production (thousand pounds U3O8)	25.3	-	-	-	389
Toll Mill Production (thousand pounds U3O8)	344.4	-	-	-	-

During the first six months of 2010, the mill processed stockpiled ore from the Sue E, Sue B, Sue A and McClean North deposits. The mill stopped processing new ore feed at the end of June of 2010 and the final circuit clean out was completed in October 2010. The mill was put on care and maintenance through the remainder of 2010 and remained on care and maintenance until resumption of operations in September 2014. The mill began processing a blend Sue B and ore from the SABRE program and then began to blend in Cigar Lake ores. The mill shut down in late December for a maintenance shutdown over the Christmas period.

Approximately 90,700 tonnes of Sue B and SABRE (see “Operations - Surface Access Borehole Resource Extraction Mining Program”) ore at an average grade of 0.38% U3O8 remain on the stockpile.

For information pertaining to taxes and royalties, see “Government Regulation – Canadian Royalties” and “Government Regulation – Canadian Income and Other Taxes.”

Tailings Disposal
The disposal of mill tailings in an environmentally acceptable manner has led to advances in the design and construction of new tailings management facilities. In the state-of-the-art TMF, tailings are deposited subaqueously in a paste form from a barge. This procedure minimizes tailings segregation, eliminates concerns of freezing and dust generation, and controls radiation and radon emissions from the pond. This facility has been designed to receive tailings from processing high-grade Midwest and Cigar Lake ores in addition to tailings from the McClean Lake deposits.

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In 2013, the TMF Optimization project was completed, which provides additional tailings capacity by increasing the efficiency of the currently licensed tailings space. This project entailed sloping of the TMF walls and placement of a bentonite liner and provides several years of tailings capacity based on current projected throughputs. A second project called the TMF Expansion is currently underway and when completed will provide an additional 25 years of tailings capacity. This project entails expanding the TMF above the currently licensed elevation and will require the submittal of an amendment to the operating licence. The environmental, engineering and licensing work are underway.

Property
All of the surface facilities and the mine sites are located on lands owned by the Province of Saskatchewan. The right to use and occupy the lands was granted in a surface lease agreement with the Province of Saskatchewan. The original surface lease agreement of 1991 was replaced by a new agreement in 2002. This new surface lease is valid for a period of 33 years. Obligations under the surface lease agreement primarily relate to annual reporting regarding the status of the environment, land development and progress made on northern employment and business development. The McClean Lake surface lease covers an area of approximately 3,677 hectares.

Mill Licence
The McClean Lake site is operated under various permits, licences, leases and claims granted and renewed from time to time, all of which are currently in good standing. On July 25, 2005, the CNSC issued Mine Operating Licence, UMOL – MINEMILL – McCLEAN.02/2009 (the “Mine Operating Licence”) for a four-year term which expired on May 30, 2009. In September, 2008 ARC submitted the renewal application for a ten year licence to operate the McClean Lake mill. On June 30, 2009, the CNSC renewed the Mine Operating Licence for a period of eight years. In addition to renewal of all previously licensed activities, the new licence authorizes mining of the McClean North deposits using hydraulic borehole mining methods (SABRE) and included the care and maintenance activities at the Midwest site. Consequently the CNSC revoked the previous Midwest Uranium Site Preparation Licence. See “Denison’s Operations - Midwest Project Development” and “Operations - Surface Access Borehole Resource Extraction Mining Program”.

Environmental
The McClean Lake mill re-commenced operation in 2014. During the year there were three reportable spills, all of which were minor in nature and were successfully remediated with no impact to the environment.

Cigar Lake Toll Milling
In 2002, Denison and its partners entered into an agreement with the CLJV to process Cigar Lake ore at the McClean Lake mill. Pursuant to that agreement, all Cigar Lake ore was to be leached at the McClean Lake mill with the pregnant aqueous solution being divided between the McClean Lake and Rabbit Lake facilities for processing into uranium concentrates. In order to process this Cigar Lake ore, an expansion of the McClean Lake mill was required. The expansion and modifications of the McClean Lake mill to raise its capacity to 13.0 million pounds U3O8 were completed in 2008 and all costs were paid for by the CLJV.

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As a result of delays in the startup of Cigar Lake and the exhaustion of permitted ore deposits at McClean Lake, the McClean Lake mill was placed on stand-by at the end of June of 2010. Under the Cigar Lake toll milling agreement, the CLJV funded virtually all of the McClean Lake stand-by costs. The relative proportion of the stand-by costs paid by each party was calculated on the basis of the percentage of mineral reserves between the McClean Lake and Cigar Lake joint ventures.

In 2011, the CLJV and the MLJV agreed to amend the toll milling agreement. Under the new milling arrangement, the McClean Lake operation is expected to process and package 100% of the uranium produced from the Cigar Lake mine. To accommodate the annual production of 18.0 million pounds U3O8 from the CLJV, the mill is being expanded to an annual capacity of 24.0 million pounds from the current licensed capacity of 13.0 million pounds. All costs for the expansion of the McClean Lake mill and a portion of the TMF Optimization and TMF Expansion (See “Denison’s Operations - McClean Lake - Tailings Disposal”) are paid for by the CLJV.

Surface Access Borehole Resource Extraction (SABRE) Mining Program
The SABRE (previously known as the Mining Equipment Development) program is developing a viable alternate mining method combining surface drilling and borehole mining technology. The system is projected to have low capital costs and a number of benefits including safety, ease of licensing and a small environmental footprint.

Hydraulic borehole mining is a technique used to extract materials through a small access borehole, typically less than one-half of a metre in diameter, resulting in a very small disturbance to the surface. A mining tool containing a high-pressure water jet nozzle is lowered through the access borehole in the overburden and sandstone to the mineralized horizon. The high-pressure water jet is used to cut or erode the mineral-bearing ore and create a slurry, enlarging the hole to three to four metres in diameter. The slurry is sent to surface using a slurry pump or an air lift system. On the surface, through a series of vibrating screens and settling ponds, the water is separated from the cuttings and returned back to the hole. Each mined out cavity is backfilled after completion with a cemented mixture in the mineralized horizon, and with unmineralized drill cuttings in the remainder of the hole through the overlying sandstone and glacial overburden layers.

In 2012, a two hole test program was completed on the McClean North deposit. Between 2007 and 2012, approximately 2,400 tonnes of ore was recovered through various SABRE test mining programs, a portion of which was fed to the mill in 2014. As of the end of 2014, there is approximately 534 tonnes of SABRE ore yet to be processed at an average grade of 4.78% U3O8.

In 2013, further evaluation of the 2012 program results and the initial planning for the next phases of the SABRE program were carried out, including the preliminary evaluation of the application of SABRE for mining the Midwest and Caribou deposits. After the completion of several significant milestones in 2012 and 2013, a decision was made in late 2013 to suspend the SABRE program in 2014 in response to the low uranium price environment. In 2015 SABRE activities will focus on upgrading down-hole sonar capabilities with the objective of improving surveying of cavity dimensions and mining performance.

2014 ANNUAL INFORMATION FORM	17

McClean Lake Underground Project
An internal study evaluating the feasibility of mining of the McClean North, Caribou and Sue D deposits via conventional underground methods was completed in 2012.

The McClean North Deposits, discovered in the 1980’s, consist of a series of mineralized pods located approximately 165 metres below surface. These deposits were included in the 1991 McClean Lake feasibility study and are part of the approved 1991 McClean Lake Environmental Assessment. The Sue D deposit, discovered in the 1990’s, is located approximately 90 metres below surface and the Caribou deposit, discovered in the 2000’s, is located approximately 110 metres below surface. For further descriptions of the McClean North, Sue D and Caribou deposits see “Mineral Deposits – McClean Lake”.

Access to the deposits will be via a ramp from the existing SUE B open pit. This access approach allows development to proceed through stable ground conditions which positively affects costs, schedule and environmental impacts. Underhand cut and fill mining method using pastefill as backfill is planned to be employed to maximize recovery of the high value ore under poor ground conditions. Water management is a critical aspect of the design which led to the incorporation of a freeze wall surrounding the McClean North and Caribou deposits. Production mining will be completed via mechanical excavation (i.e. roadheader) due to the ore grades and the corresponding risk of high radiation exposures in McClean North and Caribou deposits, whereas a traditional drill and blast method will be used for Sue D. An average production rate of 270 tonnes per day is expected.

Mining recovery of 95% and a mining dilution factor of 20% have been assumed. The summary of the projected mine production by deposit is shown in the following table.

Summary of Mine Production by Deposit

	Ore Production	Grade	Minable Metal(1)
Deposit	(Tonnes)	(%U3O8)	(M lbs. U3O8)
Sue D	97,519	0.99	2.14
McClean North	204,326	2.26	10.19
Caribou	34,696	2.05	1.57
Total	336,541	1.87	13.90

Notes:
(1) Minable metal is presented on a 100% basis.

Mine ventilation will be provided by four vent raises from surface excavated using blind boring or raiseboring methods. Mine dewatering systems will be designed for 170% of anticipated inflows. A second independent system of the same capacity is planned to be on stand-by and will have a design capacity of 270% of the potential estimated uncontrolled water inflows. All mine water will report to the Sue Water Treatment Plant. The nearby Sue C open pit provides emergency water storage.

Ore will be transported to the existing JEB Mill where no modifications are required to process the ore. Mill recoveries are predicted to be in the 97% range. Tailings and waste will be disposed of in the existing TMF. Construction of additional infrastructure is minimal due to the use of existing facilities.

2014 ANNUAL INFORMATION FORM	18

The McClean North, Sue D and Caribou deposits are anticipated to produce approximately 13.5 million pounds U3O8 over a five year mine life following a three year development and construction period.

The 2012 internal study estimated the capital cost of the project at CAD$267.3 million and the mine, mill, site support, transport and other operating costs at CAD$24.01 per pound U3O8.

A production decision has been deferred due to the low uranium price environment.

Midwest
The Midwest project, owned 25.17% by Denison, 69.16% by ARC and 5.67% by OURD, is host to two significant uranium deposits: the Midwest deposit, discovered in 1978; and the Midwest A deposit, which was discovered in 2004/2005.

Midwest is located approximately 15 kilometres from the McClean Lake mill where the Midwest ore would be processed. See “McClean Lake.”

Deposits
The Midwest deposit (see “Mineral Properties – Midwest”) will be the first to be mined. Various studies since its discovery in 1978 have examined the feasibility of mining by open pit, underground and SABRE methods. Mining by open pit has been selected as the currently preferred method.

2014 ANNUAL INFORMATION FORM	19

Following the significant increase in the price of uranium starting in 2003, exploration resumed in an area about 3 kilometres northeast of the Midwest deposit. This work led to the discovery of the Midwest A deposit as well as a number of other significant mineralized zones. See “Mineral Exploration – Midwest.”

Development
In December 2005, the project description for the development of the Midwest deposit was submitted to the CNSC, the Environmental Assessment Branch of Saskatchewan Environment and the Canadian Environmental Assessment Agency. This project description contemplated the Midwest deposit being mined by open pit and a further expansion of the McClean Lake mill.

The development of this deposit will involve draining the Mink Arm of the South McMahon Lake to construct an open pit mine. Other deposits and extensions located to the north, south and in the basement could be developed once the pit nears completion. Ore from this deposit would be trucked over a dedicated haul road to the McClean Lake mill.

In November 2007, the Midwest joint venture partners made a formal production decision to proceed with development of the Midwest deposit. The capital cost, including surface facilities, the water treatment plant, the haul road and the related mill expansion, was estimated at approximately CAD$435 million. Expenditures were estimated to be as follows: CAD$75 million for the water treatment plant, CAD$115 million for de-watering wells, CAD$100 million for infrastructure, CAD$35 million for mobile equipment and maintenance facilities, CAD$100 million for modification to the mill and CAD$10 million for miscellaneous capital expenses.

In November 2008, the Midwest joint venture partners announced that the development of the Midwest project would be delayed for an indefinite period. The delay was the result of the global economic climate, delays and uncertainties associated with the regulatory approval process, increasing capital and operating costs and the depressed state of the uranium market. Based on an update of the capital cost estimates completed in 2008, the capital cost increased approximately 50% from the previous estimate of CAD$435 million. Efforts to optimize the project will continue, and the status of the project is expected to be reviewed every six months.

In September 2011, the final version of the Midwest Project Environmental Impact Statement (“EIS”) was submitted to provincial and federal governments. The Comprehensive Study Report was drafted by the CNSC and circulated for federal, provincial and aboriginal review. In September 2012, the Midwest EIS was approved.

The project has remained on care and maintenance throughout 2013 and 2014 and will remain on care and maintenance in 2015.

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Mineral Properties

Steve Blower, P.Geo., the Company’s Vice President Exploration, who is a “Qualified Person” in accordance with the requirements of NI 43-101, is responsible for the mineral resource estimates for the Company’s properties in Canada, Zambia, Mali and Namibia and all disclosure of scientific or technical information concerning mineral projects in those countries in this AIF.

Terry Wetz, P.E., the Executive Director of the GSJV, who is a “Qualified Person” in accordance with the requirements of NI 43-101, is responsible for the mineral resource estimates for the Company’s properties in Mongolia and all disclosure of scientific or technical information concerning mineral projects in that country in this AIF.

Summary of Mineral Reserves and Mineral Resources
The following tables show the Company's estimate of mineral reserves and mineral resources as of December 31, 2014. NI 43-101 requires mining companies to disclose mineral reserve and resource estimates using the subcategories of proven mineral reserves, probable mineral reserves, measured mineral resources, indicated mineral resources and inferred mineral resources. Denison reports mineral reserves and mineral resources separately.

Proven Mineral Reserve Estimates

				Company
	100% Basis			Share
			Pounds of	Pounds of
	Tonnes	Grade	U3O8	U3O8
Project/Deposit	(,000)	% U3O8	(,000)	(,000)

McClean - Ore Stockpile	90.7	0.38	761	171

Measured Mineral Resource Estimates(1)(2)

				Company
	100% Basis			Share
			Pounds of	Pounds of
	Tonnes	Grade	U3O8	U3O8
Project/Deposit	(,000)	% U3O8	(,000)	(,000)

Mutanga - Mutanga	1,880.0	0.048	2,000	2,000

2014 ANNUAL INFORMATION FORM	21

Indicated Mineral Resource Estimates(1)(2)

				Company
	100% Basis			Share
			Pounds of	Pounds of
	Tonnes	Grade	U3O8	U3O8
Project/Deposit	(,000)	% U3O8	(,000)	(,000)

McClean - Caribou	39.5	3.13	2,700	600
McClean - Sue D	122.8	1.05	2,800	600
McClean - McClean North	206.9	2.75	12,500	2,800
Midwest - Midwest(3)	354.0	5.50	42,900	10,800
Midwest - Midwest A	464.0	0.57	5,800	1,500
Wheeler - Phoenix	166.4	19.13	70,200	42,100
Waterbury – J Zone	291.0	2.00	12,800	7,700
Mongolia - Hairhan	12,261.0	0.07	19,800	16,800
Mutanga - Mutanga	8,400.0	0.031	5,800	5,800
Total Indicated Mineral Resources				88,700

Inferred Mineral Resource Estimates(1)(4)

				Company
	100% Basis			Share
			Pounds of	Pounds of
	Tonnes	Grade	U3O8	U3O8
Project/Deposit	(,000)	% U3O8	(,000)	(,000)

McClean - Sue E (5)	483.4	0.69	7,300	1,600
McClean - Sue D	24.2	0.39	200	0
McClean - McClean North	3.3	0.79	100	0
Midwest - Midwest	25.0	0.80	400	100
Midwest - Midwest A	9.2	21.23	4,300	1,100
Wheeler - Phoenix	9.0	5.8	1,100	700
Mongolia - Hairhan	5,536.0	0.05	5,800	4,900
Mutanga - Mutanga	7,200.0	0.021	3,300	3,300
Mutanga - Dibwe	17,000.0	0.023	9,000	9,000
Mutanga – Dibwe East	39,800.0	0.032	28,200	28,200
Mutanga - Mutanga Ext	500.0	0.034	400	400
Mutanga - Mutanga East	200.0	0.032	100	100
Mutanga - Mutanga West	500.0	0.034	400	400
Total Inferred Mineral Resources				49,800

Notes:
(1)	Mineral resources are not mineral reserves and do not have demonstrated economic viability. No mineral reserves have as yet been defined.
(2)	The measured and indicated mineral resources were estimated at various cut-off grades. They are:
•	McClean Lake:	0.10%	U3O8
•	Caribou:	0.35%	U3O8
•	Midwest:	0.30%	U3O8
•	Midwest A:	0.05%	eU (0.059% eU3O8)
•	Phoenix:	0.80%	U3O8
•	J Zone:	0.10%	U3O8
•	Mongolia:	0.02%	U (0.024% U3O8), minimum thickness of 2.0m
•	Mutanga:	0.01%	U3O8
(3)	The Company's share of the indicated mineral resources at Midwest also contains 4.35% nickel (8.55 million pounds) and 0.34% cobalt (0.68 million pounds).

2014 ANNUAL INFORMATION FORM	22

(4)	The inferred mineral resources were estimated at various cut-off grades. They are:
•	McClean Lake:	0.10%	U3O8
•	Midwest:	0.30%	U3O8
•	Midwest A:	0.05%	eU (0.059% eU3O8)
•	Phoenix:	0.80%	U3O8
•	Mongolia:	0.02%	U (0.024% U3O8), minimum thickness of 2.0m
•	Mutanga:	0.01%	U3O8
	Dibwe, Dibwe East:	0.01%	U3O8
•	Mutanga Extension
	East and West:	0.02%	U3O8
(5)

The operator conducted confirmatory drilling on a portion of these mineral resources outside the designed pit and late in 2006 submitted a preliminary analysis detailing an inferred mineral resource of 2 million pounds on a 100% basis in this area, as compared to the 7.3 million pounds that Scott Wilson Roscoe Postle Associates Inc. (“Scott Wilson RPA”) has estimated. Scott Wilson RPA has not re-estimated the mineral resource using the new drill information.

The mineral reserve and mineral resource information shown above is as reported in the various technical reports prepared in accordance with NI 43-101 and discussed in greater detail in this section of the AIF, except summary information above on Denison’s mineral reserve estimates was prepared from the year-end stockpile survey reported by ARC, the operator of the McClean Lake joint venture.

The tables below detail the changes to the Company’s mineral reserve and mineral resource estimates from the financial year ended December 31, 2013 to December 31, 2014.

Change to Denison’s Share of Proven Mineral Reserves
(in thousands of pounds U3O8)

		2014
		Additions
Reserves	December 31, 2013	(Deletions)	December 31, 2014

McClean – Ore Stockpile	197	(26.0)	171

Change to Denison’s Share of Mineral Resources(1)(2)
(in thousands of pounds U3O8)

		2014
	December 31,	Additions	December 31,
Resources	2013	(Deletions)(3)	2014

Wheeler - Phoenix
Indicated	31,000	11,100	42,100
Inferred	4,600	(3,900)	700

Notes:
(1)	Mineral resources are not mineral reserves and do not have demonstrated economic viability. No mineral reserves have as yet been defined.
(2)

Inferred mineral resources have a greater amount of uncertainty as to their existence and as to whether they can be mined economically. It cannot be assumed that all or part of the inferred mineral resources will ever be upgraded to a higher classification.

(3)	Additions or deletions of mineral resources include reassessment of geological data and new or updated technical reports.

2014 ANNUAL INFORMATION FORM	23

McClean Lake
Property Description and Location
The McClean Lake project is owned by Denison (22.5%) and its joint venture partners, ARC (70.0%) and OURD (7.5%) . ARC is the operator/manager of the project. Denison, ARC and OURD also jointly own the nearby Midwest project. Mineralization mined at Midwest is planned to be milled at McClean Lake.

The McClean Lake facility is located approximately 26 kilometres west of the Rabbit Lake mine and approximately 750 kilometres north of Saskatoon.

The mineral property consists of four mineral leases covering an area of 1,088 hectares and 13 mineral claims covering an area of 3,111 hectares. The right to mine the McClean Lake deposits was acquired under these mineral leases, as renewed from time to time. Mineral leases are for terms of 10 years with the right to renew for successive 10-year periods provided that the leaseholders are not in default pursuant to the terms of the lease. The terms of the four mineral leases must be renewed between November 2015 and August 2016. A mineral claim grants the holder the right to explore for minerals within the claim lands and the right to apply for a mineral lease. Title to the mineral claims is secure until at least 2023. It is expected that the leases will be renewed in the normal course, as required, to enable all the McClean Lake deposits to be fully exploited.

For additional information on mineral leases, mineral claims and surface leases. See “Government Regulation – Land Tenure.”

The uranium produced from the McClean Lake deposits is subject to a uranium mining royalty in Saskatchewan in accordance with Part III of The Crown Mineral Royalty Regulations. See "Government Regulation - Canadian Royalties.” In addition, a royalty of 2% of the spot market price on all U3O8 produced from the Sue E deposit is payable to the previous owner of a portion of the deposit.

Accessibility, Climate, Infrastructure and Physiography
Access to the McClean Lake site is by both road and air. Goods are transported to the site by truck over an all–weather road connecting with the provincial highway system. Air transportation is provided through the Points North airstrip about 25 kilometres from the project site.

The nearest permanent community is Wollaston Post, about 50 kilometres from the property. Workers commute to and from the site by aircraft landing at Points North then by bus to the site. While at the site, workers reside in permanent camp facilities. Personnel are recruited from the northern communities and major population centres, such as Saskatoon, and normally work one week on and one week off.

Site activities are carried out all year, despite the cold weather during the winter months. Mean daily temperatures range from –25°C in January to +15°C in July. The average length of the frost–free period is about 90 days.

Water for industrial activities is obtained from one of the many lakes that surround the area. Electric power is obtained from the provincial grid with stand–by power available as required.

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All tailings from the McClean Lake processing facility are deposited in the TMF. In addition, the TMF has been designed to receive tailings from the processing of the high–grade Midwest and Cigar Lake ores.

The terrain at McClean Lake is typical of the Athabasca Basin area with glacial drift features following northeast–southwest trends to produce sand and gravel ridges. These ridges are surrounded by low–lying ground which is often water logged and dominated by muskeg. Small ponds and lakes cover over 25% of the area. Jack pine and spruce, rarely more than 10 metres high, are the predominant trees. Surface elevations range from 400 to 500 metres above sea level.

History
Canadian Occidental Petroleum Limited ("Canadian Oxy") began exploring for uranium in northern Saskatchewan in 1974 in the area between the Rabbit Lake deposit and the Midwest Lake area where uraniferous boulder trains had been found previously. In April 1977, Canadian Oxy entered into a joint venture agreement with Inco Limited. During a diamond drilling program in 1977, one of the 47 drilled holes encountered encouraging uranium mineralization. During the next two years, extensive exploration work, including airborne geophysics, electromagnetic surveys and diamond drilling were conducted.

Mineralization was discovered at McClean Lake (the McClean North deposit) in January 1979 and follow up drilling later that year confirmed the existence of significant unconformity type uranium mineralization. Subsequent exploration resulted in the discovery in 1980 of the McClean South zone and the JEB deposit in 1982. The Sue deposits were discovered between 1988 and 1991, and the Caribou deposit in 2002.

In 1993, the owners of the Midwest and McClean Lake projects agreed to combine the two projects and develop them as a complementary development. Ownership interests in the respective joint ventures were interchanged, resulting in the Company acquiring a 22.5% interest in McClean Lake.

Geological Setting
The McClean Lake uranium deposits lie near the eastern margin of the Athabasca Basin in the Churchill Structural Province of the Canadian Shield. The bedrock geology of the area consists of Precambrian gneisses unconformably overlain by flat lying, unmetamorphosed sandstones and conglomerates of the Athabasca Group. The Precambrian basement complex is composed of an overlying Aphebian aged supracrustal metasedimentary unit infolded into the older Archean gneisses. The younger Helikian aged, Athabasca sandstone was deposited onto this basement complex. The basement surface is marked by a paleoweathered zone with lateritic characteristics referred to as regolith.

Exploration
Uranium mineralization at McClean North was discovered in January 1979 following extensive airborne electromagnetic surveying and drilling in the McClean Lake area. Further drilling led to the discovery of the McClean South trend in 1980. In the late 1980s, further airborne and ground geophysics, percussion and reconnaissance diamond drilling and delineation diamond drilling were carried out on the McClean North deposits.

Following the discovery of the Sue A deposit in 1988, diamond drilling was continued along the Sue trend leading to the discovery of the Sue E deposit in late 1991; however, it did not undergo development drilling until 2001. Sue D was explored by diamond drilling from the surface from 1989 to 1992 with additional fill-in holes drilled between 1994 and 2001.

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The Caribou deposit was discovered during a winter drilling program in 2002.

Mineralization
Excluding the JEB deposit, which was mined out several years ago and which is now used as the TMF, the McClean Lake mineral resources are located along two "trends" of mineralization, the Sue trend and the McClean trend. The Caribou pod is a singular deposit at this time.

The mineralized zones in the McClean trend occur as sausage–shaped pods straddling the unconformity between the Athabasca sandstones and the crystalline basement. The high grade part of the mineralized pods undulates from 13 metres above to 13 metres below the unconformity contact which is, on average, at a depth of 160 metres below the surface in this area. The host rocks for the mineralization are altered sandstones and Aphebian basement rocks usually altered to clay–rich rocks. There are 11 discrete pods, arranged along two separate but parallel trends (termed the North and South zones) separated by approximately 500 metres. Generally, mineralization in the basement is at the eastern extremity of the combined zone. Uranium mineralization is hosted in hematite altered clay–rich zones in which illite forms massive layers. Uranium occurs as fine–grained coffinite, as veinlets and nodules of pitchblende and as massive masses of pitchblende/uraninite. Highly variable but generally small amounts of nickel arsenides are associated with the uranium.

The deposits of the Sue trend line up along the western flank of the Collins Bay dome. These deposits trend north-south along or near a steeply east-dipping unit of graphitic gneiss within a 4.2 kilometre long basement conductor. Mining has been completed at Sue A, Sue B, Sue C and Sue E. The Sue D deposit lies north of Sue E and south of the Sue C pit along the Sue trend. Uranium mineralization is hosted by faulted/fractured brecciated and altered graphitic paragneiss.

Caribou is an unconformity related deposit similar to such deposits as Collins Bay and Midwest. The Caribou mineralization occurs at 110 metres below surface and consists primarily of uranium oxides (uraninite and pitchblende) with a suite of nickel-cobalt arsenides in a clay-altered matrix within the sandstones and fault breccias in the basement. The mineralization is concentrated along the sub-Athabasca unconformity.

Drilling
As of April 30, 1990, 416 diamond drill holes totaling 81,800 metres had been drilled into the McClean North and McClean South zones.

Sue D was explored by diamond drilling from surface from 1989 to 2001 with 70 holes totaling 13,395 metres drilled.

At Sue E, a total of 135 diamond drill holes have been cored for a total of 23,757 metres. Drill spacing was at 10 metre centres on 12.5 metre lines on all of the above properties. Open pit mining was completed in 2008; however there are mineral resources south of the existing pit wall that could be extracted by underground mining methods.

The Caribou deposit was explored in 2002 with the drilling of 44 diamond drill holes for a total of 7,022 metres. Holes were drilled on 12.5 -metre sections at a spacing of 5 metres.

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Sampling and Analysis
The following description applies to all exploration on the McClean Lake property.

Following the completion of a drill hole, the hole is radiometrically logged using a downhole slim-line gamma probe. The gamma-log results provide an immediate equivalent uranium value (eU3O8%) for the hole, which, except in high grade zones, is reasonably accurate. The gamma-log results, however, have not been used for the purposes of estimating mineral reserves.

Sample intervals are generally 500 millimetres long, except where higher or lower grade mineralization boundaries fall within the interval. In that case, two 250 millimetre samples are collected. Flank samples of 1.0 metre are always collected where mineralization is located. A background geochemistry sample is collected every 10 metres down the hole.

All sampled core is split in half, one half retained and the other sent to an independent laboratory. Lost core is not an issue at the McClean project as core recovery has been good. Control samples are routinely assayed with each batch of core samples analyzed.

The mineralization in the various McClean deposits is highly variable in both mineralogy and uranium content. The principal minerals identified in the deposits are pitchblende, uraninite and niccolite. As a result of the highly variable uranium content, a variable density formula was developed for the McClean deposits. This formula was modified over the years to account for the fact that it originally tended to underestimate U3O8 content where the U3O8 values were associated with high values of nickel and arsenic.

Security of Samples
No opinion can be given regarding security of samples in the mid to late 1970s and the late 1980s other than to indicate that subsequent geological work and all metallurgical and geotechnical work have confirmed the results. All procedures reviewed follow generally accepted industry practice. A good demonstration of the reliability is that JEB and the Sue deposits (A, B, C, and E) have been mined out and more uranium has been recovered into stockpiles than had been estimated from surface drilling.

Mineral Reserve and Mineral Resource Estimates
Estimation procedures have evolved over the years. At the time of the feasibility study in 1990, polygonal methods were used for the JEB, the Sue A, the Sue B, the Sue C deposits and for the McClean zones. Prior to the start of mining at the JEB deposit, the mineral reserves were reevaluated using computerized methods whereby block models were constructed and geostatistical methods were implemented. Much more recently, these figures have been further fine tuned using Whittle pit optimization software. Appropriate tests and audits of the databases on all the McClean deposits have been carried out by qualified Denison personnel. In the case of JEB, Sue C and Sue B, the amount of U3O8 recovered into stockpiles was higher than that estimated from surface drilling.

The Company received a technical report from Scott Wilson RPA., now RPA Inc., dated November 21, 2005, as revised February 16, 2006, on its mineral reserves and mineral resources at certain of the deposits at McClean Lake in which it has an interest entitled “Technical Report on the Denison Mines Inc. Uranium Properties, Saskatchewan, Canada” (the “McClean Technical Report”), a copy of which is available on the Company’s profile on the SEDAR website at www.sedar.com. Richard E. Routledge, M.Sc., P. Geo. and James W. Hendry, P. Eng., are the independent Qualified Persons for the McClean Technical Report for the purposes of the requirements of NI 43-101. The mineral resource estimates for Caribou, as reported in the McClean Technical Report, are as shown in “Mineral Properties – Summary of Mineral Reserves and Resources.”

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In preparing the McClean Technical Report, Scott Wilson RPA reviewed previous estimates of mineral reserves and mineral resources at the applicable properties, and examined and analyzed data supporting the previous estimates, as well as other available data regarding the properties, including extensive information from ARC.

For the Sue E deposit, Scott Wilson RPA constructed a block model using indicator kriging to both map out and geologically constrain mineralized areas. A block that had at least one nearby composite within 10 metres of its centre, and that had composites from at least two different drill holes in its search neighbourhood was classified as part of the indicated mineral resource. The indicated mineral resource was evaluated by Scott Wilson RPA using Whittle economic evaluation software showing that the Sue E pit economics were robust and mineral reserves were estimated. Mining was completed at the Sue E pit during 2008 recovering about 91% of the probable mineral reserves estimated by Scott Wilson RPA. Scott Wilson RPA classified approximately 7.3 million of the pounds outside the current pit as inferred mineral resources. Confirmatory drilling in 2006 by the operator has indicated that this may be reduced to 2.0 million pounds. Scott Wilson RPA has not re-estimated the mineral resources based on this drilling. Denison anticipates that underground mining methods could be used to extract this material.

The mineral resource estimate for the Caribou deposit is based on a block model for which grade was interpolated using ordinary kriging. Since there were no plans for the mining of this deposit at the date of the McClean Technical Report, the economic potential was not evaluated and mineral reserves were not estimated.

The Company received a technical report from Scott Wilson RPA dated March 31, 2006 on its mineral resources at the Sue D deposit entitled “Technical Report on the Sue D Uranium Deposit Mineral Resource Estimate, Saskatchewan, Canada” (the “Sue D Report”), a copy of which is available on the Company’s profile on the SEDAR website at www.sedar.com. Richard E. Routledge, M.Sc., P. Geo. and James W. Hendry, P. Eng., are the independent Qualified Persons for the Sue D Report for the purposes of the requirements of NI 43-101. Scott Wilson RPA carried out an independent mineral resource estimate for Sue D by conventional 3-D computer block modeling. A minimum vertical mining width of two metres was employed with a 0.1% U3O8 cut-off.

Due to the significant increase in the price of uranium from 2004 to 2006, Denison requested Scott Wilson RPA to re-evaluate the uranium resources in the McClean North trend that are amenable to other methods of mining. The original McClean Technical Report had only evaluated mineral resources and mineral reserves of the high grade portions under the assumption that they would be mined using a blind shaft mining method. The Company received a technical report from Scott Wilson RPA dated January 31, 2007, on the mineral reserves and resources at the McClean North uranium project entitled "Technical Report on the McClean North Uranium Deposit Mineral Resource Estimate, Saskatchewan, Canada" (the "McClean North Technical Report"), a copy of which is available on the Company’s profile on the SEDAR website at www.sedar.com. Richard E. Routledge, M.Sc., P. Geo. is the independent Qualified Person for the McClean North Technical Report for the purposes of the requirements of NI 43-101.

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The re-evaluation of McClean North was carried out by conventional 3-D computer block modeling. Wire frames were constructed for each of pods 1, 2 and 5. The estimate included internal dilution, but not external dilution, and was carried out at a 0.1% U3O8 cut-off. This mineral resource estimate is based entirely on diamond drill information. Block cell dimensions were selected at 8 metre model grid east west x 5 metre model grid north south and a 2 metre bench height or approximately 180 tonnes/block. Scott Wilson RPA constructed a mineral resource wireframe based on kriging, and constructed a special waste wireframe, that generally surrounds the mineral resource wireframe, using similar kriging parameters but with larger search distances. Subsequent to this report, the Company reviewed the block model and estimation procedures and revised slightly the mineral resource estimate for the McClean North deposit.

Midwest
Property Description and Location
The Midwest and Midwest A uranium deposits at the Midwest project are two of several high-grade deposits at or near the contact between the basement complex and the sandstone in the Athabasca Basin in northern Saskatchewan. Midwest is owned by Denison (25.17%) and its joint venture partners, ARC (69.16%) and OURD (5.67%) . ARC is the operator/manager. Denison, ARC and OURD are also the joint venture partners in the McClean Lake joint venture and the owners of the McClean Lake mill where the Midwest ore is planned to be milled.

The Midwest project is located near South McMahon Lake approximately 15 kilometres from the McClean Lake mill. The site is approximately 750 kilometres north of Saskatoon.

Since the completion of the underground test mine at the Midwest deposit in 1988 and 1989, the site has been under an environmental monitoring and site security surveillance program. At present, there is an inactive water treatment plant, two water storage ponds and a core storage area on the site and a dam in the Mink Arm of South McMahon Lake. All of the facilities used in the test mine program and all of the existing surface facilities are located on lands owned by the Province of Saskatchewan. The right to use and occupy the lands was granted in a surface lease agreement with the Province of Saskatchewan. The original surface lease agreement of 1988 was replaced by a new agreement in 2002. This new surface lease is valid for a period of 33 years. Obligations under the surface lease agreement primarily relate to annual reporting regarding the status of the environment, the land development and progress made on northern employment and business development. The Midwest surface lease covers an area of approximately 646 hectares.

The mineral property consists of three contiguous mineral leases covering an area of 1,426 hectares. The right to mine the Midwest deposit was acquired under these mineral leases, as renewed from time to time. The mineral leases are for terms of 10 years with the right to renew for successive subsequent 10 year periods, provided that the leaseholders are not in default pursuant to the terms of the lease. The term of one of the mineral leases expires in December 2023 and the other two expire in December 2018. The Company expects that the leases will be renewed in the normal course, as required, to enable the Midwest deposit to be fully exploited.

For additional information on mineral leases and surface leases, see “Government Regulation – Land Tenure.”

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The uranium produced from the two Midwest deposits is subject to a uranium mining royalty in Saskatchewan in accordance with Part III of The Crown Mineral Royalty Regulations. See "Government Regulation - Canadian Royalties.” In addition, a portion of Denison's interest in the Midwest project (i.e. 5.5% of the project reducing to 3.44% after payout) is subject to a sliding–scale, gross overriding royalty ranging from 2% to 4% payable to two previous owners of a portion of the Midwest project.

Accessibility, Climate, Infrastructure and Physiography

Access to the Midwest project is by both road and air. Goods are transported to the site by truck over an all–weather road that connects to the provincial highway system. Air transportation is provided through the Points North airstrip approximately 4 kilometres from the project site. The nearest permanent community is Wollaston Post, about 70 kilometres from the property on the other side of Wollaston Lake.

Site activities are carried out all year despite the cold weather during the winter months. Mean daily temperatures range from –25°C in January to +15°C in July. The average length of the frost–free period is about 90 days.

Water for industrial activities is obtained from one of the many lakes that surround the area. Electric power can be accessed from the provincial grid through nearby Points North.

No tailings storage areas are expected to be required at Midwest since it is planned that all Midwest ore will be transported to the McClean Lake mill for processing, with all resulting tailings being disposed of in McClean Lake’s licensed TMF.

Surface facilities and infrastructure at the Midwest project will consist of a water treatment plant and other facilities necessary to support the mining operation and the ore shipment activities. Ample area for these facilities is available on the existing surface lease.

The terrain at Midwest is typical of the Athabasca Basin area with glacial drift features following northeast-southwest trends to produce sand and gravel ridges. These ridges are surrounded by low lying ground which is often water logged and dominated by muskeg. Over 25% of the area is covered by small ponds and lakes. Jack pine and spruce, rarely more than 10 metres high, are the predominant trees. Surface elevations range from 400 to 500 metres above sea level.

History
Initial exploration work in the vicinity of the two Midwest deposits began in 1966. Canada Wide Mines Ltd., a subsidiary of Esso Resources Canada Ltd., was operator of the project from 1968 to 1982. From 1968 to 1975, exploration was carried out on an exploration permit which included the area covered by the current mineral leases. Most of the work was concentrated on the area near South McMahon Lake where uranium mineralized boulders were found. In 1974, the exploration permit was changed to mineral leases.

During the winter season of 1977, one of the holes drilled through the unconformity encountered mineralization. In January 1978, the Midwest deposit was intersected by the first drill holes. During 1978 through 1980, a further 439 holes were drilled (for a total of about 650) to delineate the deposit and to explore the surrounding area of the mineral leases.

In 1987, Denison acquired a 45% interest in the Midwest project and became the operator. An underground test mine program was completed in 1989 which confirmed the results of the surface drilling program and identified a high-grade mineral reserve containing 35.7 million pounds of U3O8 at an average diluted grade of 4.5% U3O8, mineable by underground methods.

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In 1993, the respective owners of McClean Lake and Midwest combined their interests to make one complementary project with one mill at McClean Lake. In order to accomplish this, a portion of Denison's interest in Midwest was exchanged for an interest in McClean Lake. This transaction, together with several related ownership changes, resulted in Denison's ownership interest in Midwest being reduced to 19.5% and Minatco, ARC’s predecessor in title, becoming the operator.

In 1999, Denison increased its interest in Midwest by 5.50% through the exercise of first refusal rights. With the uncertainty of the timing and costs of the Midwest development and the desire to eliminate the obligation to pay advance and future royalties on production from Midwest, Denison decreased its interest in Midwest from 25% to 19.96% effective March 31, 2001. ARC, the operator/manager of Midwest, also reduced its interest from 70.5% to 54.84% for the same reason.

At the end of 2004, in order to take advantage of rapidly increasing uranium prices, Denison again increased its interest at Midwest, along with its joint venture partners, by buying the 20.70% interest in Midwest then held by Redstone Resources Inc. This purchase permitted Denison to acquire a further 5.21% interest in Midwest, bringing its interest to 25.17% . ARC’s interest increased to 69.16% and OURD’s interest increased to 5.67%.

Exploration activities resumed in 2004 some three kilometres to the northeast of the Midwest deposit to test ground around a historic hole MW338 that had returned an isolated intercept of 3.8 metres at 6.9% U3O8. Continuing exploration identified the Midwest A deposit and several other mineralized areas, including the Josie Zone, lying between the Midwest and the Midwest A deposits.

Geological Setting
The Midwest uranium deposits lie near the eastern margin of the Athabasca Basin in the Churchill Structural Province of the Canadian Shield. The bedrock geology of the area consists of Precambrian gneisses unconformably overlain by flat lying, unmetamorphosed sandstones and conglomerates of the Athabasca Group. The Precambrian basement rocks are Aphebian–aged, are termed the Wollaston Group, and are essentially graphitic pelitic metasediments. These pelitic metasediments form a steeply dipping syncline which trends northeast. The basement surface is marked by a paleoweathered zone with lateritic characteristics referred to as regolith.

Exploration
Initial work on the property was a regional airborne geophysical survey, which located conductors below the sandstone cover. Ground prospecting identified a radioactive boulder field, and subsequent drill testing of the conductors located the mineralization in 1978.

After Denison acquired a 45% interest in the project and became the operator in 1987, an underground exploration test mine program was initiated at the Midwest deposit. From the fall of 1988 through April 1989, a 3.7 metre diameter shaft was sunk to a depth of 185 metres on the west shore of the Mink Arm of South McMahon Lake. From a depth of 170 metres, a crosscut was driven a total of 180 metres east. At the end of the crosscut, a blind-hole boring rig was installed to test the unconformity and related mineralization. Blind–hole boring of two 1.2 metre diameter holes through the mineralization was then carried out.

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The two known uranium occurrences in the area (Midwest deposit and Midwest A deposit) lie along a long resistivity low corresponding to a conductor associated with the graphite-bearing gneissic units of the basement. The other exploration tool of choice is rock geochemistry and clay mineralogy in drill hole core samples, mostly to define alteration haloes in the overlying Athabasca sandstone.

Mineralization
The Midwest deposit is sausage–shaped, 215 metres long with two main pods of high–grade mineralization separated by a 50 metre long section of low grade disseminated mineralization, at a depth of approximately 200 metres below surface. The average width is 80 metres with a maximum of 128 metres. Thickness of the zone averages 10 metres with a maximum of 30 metres. Overall, the deposit is high grade at 5.50% U3O8. Nickel and arsenic average grades are high, at 4.35% and 5.3% respectively.

The Midwest deposit is representative of typical unconformity style mineralization, whereby 99.5% of the resources are located at the basement sandstone contact either in the basal conglomerate or in the upper basement unit.

Locally, mineralized lenses occur along steep faults above and below the main unconformity mineralization. These are termed "perched" and "deep basement mineralization" respectively.

The Midwest A deposit is located at a depth of between 175 and 210 metres below the surface. It consists of several sub-parallel high-grade mineralized zones. These zones are surrounded by low-grade remobilized and clay-rich mineralization. The mineralized zones also exhibit structurally controlled roots that extend as much as 70 metres beneath the unconformity.

Drilling
Over 650 drill holes have tested the Midwest property prior to 2004, of which 100 surface (and wedged extensions) and three underground holes have been used for resource estimations. Eighty of these are NQ diamond drill holes from the surface, 20 are PQ holes drilled for metallurgical test work, and three are confirmation holes drilled from the underground crosscut. All of the surface holes were geologically and geotechnically logged and sampled by previous owners, while the underground holes were logged and sampled by Denison.

Of the 103 holes used for estimation of the Midwest resources, 22 did not have downhole survey information and therefore were assumed to be vertical. A statistical analysis carried out in 1982 indicated that at the 285 metre level, these supposedly vertical holes could have deviated by as much as 12 metres with an average of roughly five metres. Sensitivity studies have been carried out and indicate that, if the block boundaries remain fixed, the uncertainty in hole location for these 22 holes causes a fluctuation of 8% in tonnes, 5% in metal content and 3% in grade.

The mineral resource estimate for Midwest A is based on 85 core holes drilled between 2005 and 2007, as well as 29 vertical core holes drilled in 1979 and 1980, and in 1989. Additional drilling has been carried out since the date of the mineral resource estimate.

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Sampling and Analysis
Due to the nature of the mineralization, lost core is a significant issue. Lost core ranges between 0% and 50%, with an average core loss of 33% for the drill holes included in the mineral resource estimate for the Midwest deposit. The original owners initiated a convention which is conservative and has withstood many audit procedures over the years. The value assigned to lost core is the lowest assay of recovered material from one of three samples. These samples are: (1) the sample within which the lost core occurs; (2) the sample immediately above the one containing the lost core; and, (3) the sample immediately below the one containing the lost core.

Core recovery from the 2005 to 2007 Midwest A drilling was substantially improved in relation to earlier drilling, with 86% overall core recovery. The sections of poor core recovery occur with more frequency in the sandstone just above the unconformity.

Geochemical rock samples from the 2005 to 2007 drilling were shipped to and analysed by Saskatchewan Research Council Geoanalytical Laboratories (“SRC”) in Saskatoon. Quality control procedures in place at SRC include a systemic insertion of blanks, duplicates and standards. Radiometric data are converted into % eU in a standard manner.

Security of Samples
No opinion can be given regarding security of samples by the previous owners in the mid to late 1970s, other than to indicate that subsequent geological work, and all metallurgical and geotechnical work, including the sinking of a shaft and a test mining program in the late 1980s, have given no cause to doubt the veracity of the samples from which the mineral resource estimations are based. The best confirmation that proper security of samples was maintained is the previously mentioned report on the assay data, where the assay data base was checked at two external labs and found to contain an average variation of only 4% for values greater than 0.5% U3O8.

No special security measures have been used for the core samples from drilling since 2005. Samples were transported to the core shack and logging facility in sealed, standard, wooden core boxes, where they were photographed, logged, radiometrically scanned and, in some cases, split or chipped. Bagged samples were shipped to SRC in plastic pails or metallic containers.

Mineral Reserve and Mineral Resource Estimates
From June 1978 to October 1980, there were a total of 13 discrete "reserve estimation" reports published on the Midwest deposit by the previous owners.

The Company retained Scott Wilson RPA to independently review and audit its previously reported mineral reserves and resources in accordance with the requirements of NI 43-101. The Company received a technical report from Scott Wilson RPA dated June 1, 2005, revised on February 14, 2006, on its mineral reserves and resources at the Midwest uranium project entitled "Technical Report on the Midwest Uranium Deposit Mineral Resource and Mineral Reserve Estimates, Saskatchewan, Canada" (the "Midwest Technical Report"), a copy of which is available on the Company’s profile on the SEDAR website at www.sedar.com. Richard E. Routledge, M.Sc., P. Geo., James W. Hendry, P. Eng. and Luke Evans, M.Sc., P. Eng. are the independent Qualified Persons for the Midwest Technical Report for the purposes of the requirements of NI 43-101.

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In preparing the Midwest Technical Report, Scott Wilson RPA reviewed previous estimates of mineral reserves and mineral resources, and examined and analyzed data supporting the previous estimates, as well as other available data regarding the properties, including extensive information from ARC. For the purpose of the economic analysis for determining open pit mineral reserves for the deposit, Scott Wilson RPA used a 0.3% U3O8 mining cut-off, mining costs based on previous actual operating experience at Sue C, historical milling costs at the JEB mill and a uranium price of $23.20 per pound of U3O8. Scott Wilson RPA constructed a block model based on a total of 265 surface drill holes. Scott Wilson RPA adopted the ARC unconformity and sandstone mineralization interpretation with some minor modifications. The total mineral reserve in the Scott Wilson RPA estimate is approximately 24% greater than the previously reported estimates due to the addition of the South Extension Zone and increased U3O8 grade estimates due to the application of a density weighted methodology. This block model was then used as the basis for evaluation of open pit economics using an industry standard Whittle software analysis program. As a result of increased costs and other economic factors, the Midwest mineral reserves were reclassified to mineral resources in 2008 pending a decision to proceed with the development of the Midwest deposit.

Midwest Mineral Resources (1)(2)(3)(4)(5)

				Company
		100% Basis		Share
Category	Tonnes	Grade	Pounds of U3O8	Pounds of U3O8
	(,000)	(% U3O8)	(,000)	(,000)
Indicated	354.0	5.50	42,900	10,800
Inferred	25.0	0.80	400	100

Notes:
(1)

The Midwest Technical Report estimated probable mineral reserves but they were reclassified by the Company to indicated mineral resources in 2008 as a result of the decision not to proceed with the development of the project at that time.

(2)	The cut-off grade for the Midwest indicated mineral resources is 0.30% U3O8.
(3)	The indicated mineral resources also contain 4.35% nickel (Company share of 8.6 million pounds) and 0.34% cobalt (Company share of 0.7 million pounds).
(4)	Mineral resources are not mineral reserves and do not have demonstrated economic viability. No mineral reserves have as yet been defined.
(5)

Inferred mineral resources have a greater amount of uncertainty as to their existence and as to whether they can be mined economically. It cannot be assumed that all or part of the inferred mineral resources will ever be upgraded to a higher classification.

Geostat was retained to complete an independent technical review of the Midwest A uranium deposit. Geostat’s review was carried out and a report was prepared in compliance with the standards of NI 43-101. The Company received Geostat’s report on the mineral resources of the Midwest A deposit, dated January 31, 2008, entitled “Technical Report on the Midwest A Uranium Deposit of Saskatchewan, Canada” (the “Midwest A Technical Report”), a copy of which is available on the Company’s profile on the SEDAR website at www.sedar.com. Michel Dagbert, P. Eng is the independent Qualified Person for the Midwest A Technical Report for the purposes of the requirements of NI 43-101.

In preparing the Midwest A Technical Report, Geostat delineated mineralized envelopes on drill section planes at 25 metre intervals, mostly based on equivalent uranium grades and a cut-off of 0.05% eU. As a general rule, the mineralized shapes look simple on both extremities of the zone while they seem to have a more complex geometry in the centre part of the zone. In that centre part, a small high-grade pod is defined within the outline of the mineralized zone itself around a few intercepts of significant length and consistently showing high grades, generally above 10% eU.

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Once mineralized solids and the location and cut-off grades of composites within those solids were defined, the next step was to fill the solids with small blocks on a regular grid and interpolate the grade of each block from the grades of composites close to the blocks. Blocks of the current mineral resource model are 10 x 10 x 3 metres and they are oriented along the strike of the deposit. The procedure used calculates the proportion of each mineralized solid in each mineral resource block on the regular grid. Altogether, 1,461 mineral resource blocks have some mineralized material with proportions ranging from 0.6% to 100%, and an average of 47.6% .

Volumes of mineralized material of each solid, obtained by adding block fractions, are reasonably close to the mineralized solid volumes. For the low-grade solids, the interpolation of the uranium grade of the block fraction in a given solid is done with ordinary kriging following search conditions as defined by variography routines. With the above conditions, the grade of all low-grade fractions in the 1,461 blocks can be interpolated. For the high-grade solid (only 73 blocks with some fraction of that material from 0.2% to 49.2%), no local block grade interpolation was attempted. An 18% U fixed value (reasonably close to the average composite grade of 18.6% U) has been assigned to all block fractions. This approach corresponds to kriging with a pure nugget effect variogram.

The mineral resource block model leads to mineral resource estimates provided that volumes are converted into tonnages. Since at this time, there are no density measurements from Midwest A core samples, densities used are based on the density model defined for the nearby Midwest deposit. In this model, fixed densities (from 2.24 to 2.34 tonnes per cubic metre) are assigned to material in given uranium grade categories (from 0 to 6% U), and a fixed density of 2.8 tonnes per cubic metre is used for the high-grade material.

Geostat classified the Midwest A mineral resources as follows:

Midwest A Mineral Resources(1)(2)(3)(4)

	100% Basis			Company
				Share
Category	Tonnes	Grade	Pounds of U3O8	Pounds of U3O8
	(,000)	(% U3O8)	(,000)	(,000)
Indicated	464.0	0.57	5,800	1,500
Inferred	9.2	21.23	4,300	1,100

Notes:
(1)	The mineral resource estimates comply with the requirements of NI 43-101 and the classifications comply with CIM definition standards.
(2)	The cut-off grade is 0.05% eU.
(3)	Mineral resources are not mineral reserves and do not have demonstrated economic viability. No mineral reserves have as yet been defined.
(4)

Inferred mineral resources have a greater amount of uncertainty as to their existence and as to whether they can be mined economically. It cannot be assumed that all or part of the inferred mineral resources will ever be upgraded to a higher classification.

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Other Midwest Information
For taxes and royalties, see “Government Regulation – Canadian Royalties” and “Government Regulation – Canadian Income and Other Taxes.”

Wheeler River Property

Property Description and Location
Denison has a 60% interest in the Wheeler River Joint Venture consisting of 19 unsurveyed mineral claims totaling 11,720 hectares in northern Saskatchewan. Denison has been the operator since November 10, 2004. The other partners are Cameco (30%) and JCU (Canada) Exploration Company, Limited ("JCU") (10%). There are no back-in rights or royalties applicable to this property. There is an annual requirement of CAD$0.3 million either in work or cash to maintain title to the mineral claims. Based on previous work submitted and approved by the Province of Saskatchewan, title is secure until 2035.

The Phoenix deposit lies within the Wheeler River property located along the eastern edge of the Athabasca Basin in northern Saskatchewan and is located approximately 35 km north-northeast of the Key Lake mill and 35 km southwest of the McArthur River uranium mine.

The map below shows the Wheeler River property and the location of the Phoenix deposit.

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Accessibility, Climate, Local Resources, Infrastructure and Physiography
Access to the Phoenix deposit is by road or air from Saskatoon. The Phoenix deposit is well located with respect to all-weather roads and the provincial power grid. Vehicle access to the property is by the provincial highway system to the Key Lake mill then by the ore haul road between the Key Lake and McArthur River operations to the eastern part of the property. An older access road, the Fox Lake Road, between Key Lake and McArthur River, provides access to most of the northwestern side of the property. Gravel and sand roads and drill trails provide access by either four-wheel-drive or all-terrain-vehicle to the rest of the property.

The climate is typical of the continental sub-arctic region of northern Saskatchewan, with temperatures ranging from +32°C in summer to -45°C in winter. Winters are long and cold, with mean monthly temperatures below freezing for seven months of the year. Winter snow pack averages 70 cm to 90 cm. Freezing of surrounding lakes, in most years, begins in November and breakup occurs around the middle of May. The average frost-free period is approximately 90 days. Field-operations are possible year round with the exception of limitations imposed by lakes and swamps and the periods of break-up and freeze-up.

Average annual total precipitation for the region is approximately 450 mm, of which 70% falls as rain, with more than half occurring from June to September. Snow may occur in all months but rarely falls in July or August. The prevailing wind direction is from the west with a mean speed of 12 km/hr.

La Ronge, roughly 170 km south of the project, is the nearest commercial/urban centre where most exploration supplies and services can be obtained. The operating Key Lake mill complex is approximately 35 km southwest of the property. Personnel working on the project commute from a number of designated communities by air.

Field operations are currently conducted from Denison's Wheeler River camp, three kilometres due southwest of the Phoenix deposit. The camp provides accommodations for up to 35 exploration personnel. Fuel and miscellaneous supplies are stored in existing warehouse and tank facilities at the camp. The site generates its own power. Abundant water is available from the numerous lakes and rivers in the area.

The property is characterized by a relatively flat till plain with elevations ranging from 477 metres to 490 metres above sea level. Throughout the area, there is a distinctive north-easterly trend to landforms resulting from the passage of glacial ice from the northeast to the southwest. The topography and vegetation at the Phoenix deposit are typical of the taiga forested land common to the Athabasca Basin area of northern Saskatchewan. The area is covered with between 30 metres to 50 metres of overburden. The terrain is gently rolling and characterized by forested sand and dunes. Vegetation is dominated by black spruce and jack pine, with occasional small stands of white birches occurring in more productive and well-drained areas. Productive lichen growth is common to this boreal landscape mostly associated with mature coniferous stands and bogs.

History
The Wheeler River property was staked on July 6, 1977, due to its proximity to the Key Lake uranium discoveries, and was vended into an agreement on December 28, 1978 between AGIP Canada Ltd., E&B Explorations Ltd. and Saskatchewan Mining Development Corporation, with each holding a one-third interest. On July 31, 1984, each party divested a 13.3% interest and allowed Denison Mines Limited, a predecessor company to Denison, to earn in to a 40% interest.

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In late 2004, Denison entered into an agreement to earn a further 20% interest by expending CAD$7,000,000 within six years. At that time, Denison became the project operator. In 2007, when the earn-in obligations were completed, the participating interests were: Denison, 60%; Cameco, 30%; and JCU, 10%.

The former operator, Cameco, had identified a major geological unit termed the "quartzite ridge" and had noted extensive dravite (boron) alteration in the overlying sandstones. Cameco discovered several uranium mineralized intercepts that occurred in a variety of geological settings throughout the property.

During the initial years of its option, Denison targeted the west area, or footwall side of the quartzite ridge. In 2007, Denison completed a major DC resistivity survey to the north of an earlier Cameco 2003 resistivity survey. Interpretation of the 2007 resistivity survey lead to the recommendation for drilling three holes to test two separate resistivity lows, both interpreted to represent "alteration chimneys" within the Athabasca sandstone.

In the summer of 2008, as a direct result of the 2007 DC resistivity survey along the hanging wall of the quartzite ridge, two drill holes were located 600 metres apart along the same low resistivity trend. This drilling intersected a zone of characteristic sandstone alteration and uranium mineralization linked to unconformity-associated uranium deposits. All drill holes during the summer of 2008 intersected either uranium mineralization or very strong alteration close to mineralization.

Subsequent drill programs conducted during 2009 and 2010 established significant milestones in the advancement of the project in terms of demonstrating continuity and extending the mineralized zone for a strike length of greater than 900 metres. An initial mineral resource estimate was completed at the end of 2010. Aggressive drill programs in 2011 and 2012 successfully added additional mineral resources. In 2013, drilling was completed at the Phoenix deposit, but a large portion of the 2013 Wheeler River drilling program was also allocated to exploration of several other target areas on the property.

Some additional infill drilling was completed at the Phoenix deposit in early 2014, and this work was successful in extending some high grade mineralization into areas previously modeled as low grade. These results, combined with results from 2013 were the catalyst for an updated mineral resource estimate for the Phoenix deposit in June, 2014.

Geological Setting
The Phoenix deposit is an unconformity-type uranium deposit lying along the eastern flank of the Athabasca Basin where undeformed, late Paleoproterozoic to Mesoproterozoic sandstones, conglomerates, and mudstones of the Athabasca Group unconformably overlie early Paleoproterozoic and Archean crystalline basement rocks. The local geology of the Phoenix deposit is consistent with the regional geology.

Uranium mineralization at the Phoenix deposit is of the unconformity-type, associated with the sub-Athabasca unconformity. These are generally interpreted to result from interaction of hydrothermal fluids at the intersection of local and regional faults with the unconformity. Two styles of mineralization have been traced over a strike length of 900+ metres along the Phoenix deposit. These are:

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a)

Unconformity-hosted uranium mineralization: This is the most widespread and dominant style of mineralization identified to date and the basis for the mineral resource estimate. Mineralization forms as a sub-horizontal elongate lens that is developed in the lowermost Athabasca sandstone from 390 metre to 420 metre depths immediately above the sub-Athabasca unconformity, or straddling the unconformity and extending downward for several metres into the underlying basement Proterozoic Wollaston Group metasedimentary rocks. In some instances, the main mineralized zone is comprised of one to three (1-3 metre) thin, stacked zones. Uranium mineralization is spatially (and likely genetically) related to a northeast-southwest trending (55º azimuth) fault that dips 55º to the southeast. The structure has been named the WS fault.

Mineralization is monomineralic uranium as uraninite/pitchblende and may have some relationship to the extensions of the WS fault and its various hanging wall splays; hence, movement on these faults is interpreted to have continued after deposition of the lower members of the Manitou Fall Formation of the Athabasca Group. The WS fault and its hanging wall splays may have been the main conduit for the mineralizing fluids. Values of all accompanying metals are low, particularly in comparison with several other Athabasca Basin sandstone-hosted deposits, which can have very high nickel, cobalt, and arsenic grades.

Mineralization is associated with extensive clay alteration and varying degrees of silicification and desilicification which affects densities of the lower sandstone. The principal clay minerals are illite, chlorite, kaolinite, and dravite, with alteration focused along structures propagating upward from the WS fault and associated splays, and probably does not exceed 100 metres width across strike, making this a relatively narrow target. The basement in the northeast part of the Phoenix deposit is much more extensively bleached and clay altered than that to the southwest.

b)

Basement-hosted mineralization: This is the second type of mineralization, occurring along several portions of the Phoenix deposit. Basement hosted mineralization is developed as steeply dipping, discontinuous, thin (1-3 metre thick), parallel to sub- parallel zones along fractures associated with the WS fault for up to 20 metres below the sub-Athabasca unconformity, and vertically below the unconformity-hosted mineralization.

Exploration, Drilling, Sampling and Analysis
Since the discovery of Key Lake in 1975-1976, the Key Lake exploration model has emphasized the occurrence of uranium mineralization proximal to the sub-Athabasca unconformity at locations where graphitic pelite units in the basement meet the basal Athabasca sandstone.The graphitic pelite units are commonly intensely sheared in contrast to the physically more competent rock types that include non-graphitic pelite, semi-pelite, psammite, meta-arkose, or granite gneiss. Airborne and ground electromagnetic systems are commonly used to map conductive graphitic pelite units versus the relatively resistive and non-conductive quartz-feldspathic rock types.

However, since the discovery of the McArthur River deposit in 1988, the McArthur River exploration model has emphasized a different association of uranium mineralization and rock type. At McArthur River, one of the most significant rock types in the basement succession is a massive, homogenous, and competent quartzite. Mechanically, particularly compared to the adjacent layered members of the basement stratigraphy, the quartzite is extremely strong, and thus exerts an important control both in basement and post-Athabasca sandstone structural evolution. Both the footwall and hanging wall contacts of the quartzite unit, particularly if these contacts involve highly incompetent rocks such as graphitic pelite, become sites of major thrust, reverse, and strike-slip faults. Although these faults are loci for mineralization; the poor conductivity, low magnetic susceptibilities and specific gravity (density) values associated with the quartzite, as well as other quartz-feldspathic rocks, limits the effectiveness of airborne and ground geophysical methods in mapping these basement units. This is particularly so when they are covered by hundreds of metres of sandstone. Alteration haloes are typically larger than the deposit footprints, and are characterized by changes in mineralogy and major and trace elements. Therefore, lithogeochemistry of drill core samples is also an important exploration method.

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During the period 1978 through 2006, the operator of the joint venture conducted several small regional campaigns of drill testing geophysical anomalies (electromagnetic conductors) located by airborne and ground geophysical surveys over the general Phoenix deposit area. During 2009, three drill programs were carried out, each of which established significant milestones in the advancement of the project. During the winter program, the first indications of significant mineralization came from Hole WR-258, which returned 11.2% U3O8 over 5.5 metres from a depth of 397 metres. The summer drill program continued to test the discovery, with hole WR-273 returning a value of 62.6% U3O8 over 6.0 metres at a depth of 405 metres. Mineralization was monomineralic pitchblende with very low concentrations of accessory minerals. Most of the mineralization occurs as a horizontal sheet at the sub-Athabasca unconformity where it meets a graphitic pelite unit in the basement. A further drill program in the fall of 2009 established continuity in this high-grade mineralized zone and extended the mineralized zone as a possibly continuous unit for a strike length of greater than one kilometre.

Denison geologists collect a suite of samples from each drill hole for determining the content and distribution of trace elements, uranium, and clay minerals (alteration). Denison obtains assays for all the cored sections through mineralized intervals. All samples for assay or geochemical species determination are sent to SRC in Saskatoon.

Several types of samples are collected routinely from drill core at Phoenix. These include:

•	systematic composite geochemical samples of both Athabasca sandstone and metamorphic basement rocks to characterize clay alteration and geochemical zoning associated with mineralization;

•	selective grab samples and split-core intervals for geochemical quantification of geologically-interesting material and mineralized material, respectively;

•	samples collected for determination of specific gravity; and

•	non-geochemical samples for determination of mineralogy to assess alteration patterns, lithology types and mineralization characteristics.

Selective samples form a quantitative assessment of mineralization grade and associated elemental abundances, while the systematic and mineralogical samples are collected mainly for exploration purposes to determine patterns applicable to mineral exploration. These sampling types and approaches are typical for uranium exploration and definition drilling programs in the Athabasca Basin.

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For additional information on the protocols used by Denison and its consultants in the drilling, sampling and analysis of the Phoenix deposit, see “Mineral Exploration - Quality Assurance and Quality Control Procedures and Protocols – Athabasca Basin.”

Mineralization
The Phoenix deposit is located at a depth of approximately 400 metres below the surface. Mineralization is monomineralic uranium as uraninite/pitchblende. Values of all accompanying metals are low, particularly in comparison with other Athabasca uranium deposits, which can have very high values of nickel, cobalt and arsenic.

Mineralization and alteration has been traced over a strike length of approximately 900 metres. Since the discovery hole WR-249 was drilled in 2008, two zones (Zones A and B) of high-grade mineralization have been delineated along with two other zones of less well developed mineralization (Zones C and D) which are also less explored.

Hydrothermal alteration around Phoenix is similar to other Athabasca Basin deposits. The sandstones are altered for as much as 200 metres above the unconformity, and exhibit varying degrees of silicification and desilicification (which causes many technical drilling problems), as well as dravitization, chloritization, and illitization. In addition, hydrothermal hematite and druzy quartz are present in the sandstone and often in the basement rocks. Alteration is focused along structures, propagating upward from the WS fault and associated splays, and probably does not exceed 100 metres width across strike, making this a relatively narrow target. The basement in the northeast part of the Phoenix deposit is much more extensively bleached and clay altered than that to the southwest.

Security of Samples
Drill core samples are collected and processed at Denison’s Wheeler River camp facility located on the property, which is off limits to outsiders. Samples are logged, split, bagged and stored in pails by Denison staff at the core preparation facility. Because the mineralized drill cores are classified as hazardous materials and are regulated under requirements governing the transport of dangerous goods, Denison staff have been trained in the proper handling and transport of the cores and deliver them from the core facility directly to the SRC facilities without outside contact.

SRC considers customer confidentiality and security of utmost importance and takes appropriate steps to protect the integrity of sample processing at all stages from sample storage and handling to transmission of results. All electronic information is password protected and backed up on a daily basis. Electronic results are transmitted with additional security features. Access to SRC’s laboratories is restricted by an electronic security system. The facilities at the main lab are regularly patrolled by security guards 24 hours a day.

After the analyses are completed, analytical data are securely sent using electronic transmission of the results, by SRC to Denison. The electronic results are secured using WINZIP encryption and password protection. These results are provided as a series of Adobe PDF files containing the official analytical results and a Microsoft Excel spreadsheet file containing only the analytical results.

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Mineral Resource Estimate

Denison completed an updated mineral resource estimate for the Phoenix deposit in June, 2014. Denison retained RPA, Inc. to independently review and audit the estimate and prepare a technical report in accordance with the requirements of NI 43-101 on the project. The Company subsequently received the report entitled “Technical Report on a Mineral Resource Update for the Phoenix Uranium Deposit” dated June 17, 2014 (the “Phoenix Report”). A copy of this report is available on the Company’s profile on the SEDAR website at www.sedar.com. William E. Roscoe, Ph.D, P. Eng., is the independent Qualified Person for the Phoenix Report for the purposes of the requirements of NI 43-101.

The updated Phoenix mineral resource estimate is as follows:

Phoenix Mineral Resources (1)(2)(3)(5)

	Tonnes	Grade	lbsU3 O8 (,000)	lbs U3 O8 (,000)
Category	(100% Basis)	(% U3 O8 )	(100% Basis)	Company’s Share(4)

Indicated	166,000	19.13	70,200	42,100
Inferred	9,000	5.8	1,100	700

Notes:
(1)	Mineral resources are not mineral reserves and do not have demonstrated economic viability. No mineral reserves have as yet been defined.
(2)	Cut-off grade 0.8% U3O8.
(3)	Mineral resources are estimated with no allowance for mining dilution, mining recovery or process recovery.
(4)	Denison’s share is 60% of total mineral resources.
(5)

Inferred mineral resources have a greater amount of uncertainty as to their existence and as to whether they can be mined economically. It cannot be assumed that all or part of the inferred mineral resources will ever be upgraded to a higher classification.

This mineral resource estimate was carried out on a mix of chemical and radiometric probe data. Although there is a correlation between data, the probe grades tended to be lower than chemical grades and are only used when the drill hole had less than 80% core recovery. Less than 20% of the grade data used in the mineral resource estimate was radiometric probe data.

Waterbury Lake

Property Description and Location
The Waterbury Lake property is located in northern Saskatchewan and is jointly owned by Denison (60%) and Korea Waterbury Uranium Limited Partnership (“KWULP”) (40%), a consortium of investors in which KEPCO is included. The Limited Partnership between Denison and KWULP is referred to as the Waterbury Lake Uranium Limited Partnership (“WLULP”). Denison acquired its 60% interest in the WLULP through the Fission Arrangement in 2013.

Waterbury Lake is a 40,256 hectare collection of 13 irregularly shaped contiguous claims and one separate claim in the eastern Athabasca Basin of northern Saskatchewan, Canada. The property is located approximately 12 km north of Points North Landing and 700 km northeast of Saskatoon, Saskatchewan.

There are no known environmental liabilities associated with Waterbury Lake, and there are no other significant factors and risks that may affect access, title, or the right or ability to perform work on the property.

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All the necessary permits for surface exploration on the property are in place and current. Activities on the project property to date have been limited to resource delineation and gathering of environmental baseline data. The environmental liabilities associated with these activities are consistent with low impact exploration activities. The mitigation measures associated with these impacts are accounted for within the current surface exploration permits and authorizations.

Accessibility, Climate, Local Resources, Infrastructure and Physiography
The Waterbury Lake project can be accessed year round by taking Saskatchewan provincial Highway 102 to Southend from La Ronge, then Highway 905 to Points North, which is a privately owned service centre with an airstrip and accommodations available. The nearest community is Wollaston Lake, 57 km directly south east of Points North. During summer drilling campaigns the core camp is most commonly accessed by helicopter based out of Points North. An all season secondary road exists from Highway 905 to the Midwest deposit dam from which a motor boat can be used to access the camp during the summer months. During the winter months the core camp can be easily reached by 4x4 truck using a secondary road that runs north east along Fission claim S-107367 to an ice road which crosses McMahon Lake.

Waterbury Lake lies in a sub-arctic climate region. Winters are generally extremely cold and dry with temperatures regularly dropping below -30° C. The cold temperatures allow for a sufficient ice thickness to support a drill rig generally from mid-January to mid-April. Temperatures in the summer can vary widely with yearly maxima of around 30° C often recorded in late July.

The project area is characterized by gently rolling relief covered by thinly wooded boreal forest. Numerous lakes and ponds generally show a north-easterly elongation imparted by the last glaciation. Broad zones of muskeg are present at low elevations around many of the local lakes. McMahon Lake is one of the largest lakes in the immediate project area and it overlies the J Zone deposit as well as the Midwest and Roughrider deposits. Vegetation is predominantly thinly distributed black spruce, alder and jack pine with lesser birch, while ground cover comprises mostly reindeer lichen and Labrador tea.

History
Strathmore Minerals Corp. (“Strathmore”) acquired a 100% interest in the 13 mineral claims located in Saskatchewan in 2004. During 2007, Strathmore spun out all of their Canadian assets, including Waterbury’s 13 mineral claims into a new company, being Fission. In 2008, an earn-in agreement was signed with the KWULP, whereby Fission granted KWULP the exclusive rights to earn up to a 50% interest in the Waterbury Lake property by funding CAD$14 million of expenditures on or before January 30, 2011. Additionally, Fission retained an overriding royalty interest in the property of 2% of net smelter returns. On April 29, 2010, KWULP had fully funded its CAD$14 million of expenditures and consequently earned a 50% interest in the property.

The earn-in agreement required that on completion of the earn-in period, the joint venture parties agree to form a jointly control limited partnership to hold the property and on August 16, 2010 the WLULP agreement was signed, superseding the original earn-in agreement. WLULP was officially formed December 30, 2010. Fission had 12 months from the completion of the earn-in agreement during which time it could acquire an additional 10% interest in WLULP for CAD$6 million. On April 12, 2011, Fission exercised its back-in option by paying KWULP CAD$6 million, bringing its interest up to 60%.

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The WLULP agreement required that Fission and its partners spend a total of CAD$30 million for exploration and evaluation costs over the next three years, according to their interest in WLULP. The winter 2013 program completed the budgeted three year exploration program. Fission was appointed operator for WLULP.

Exploration
Uranium exploration has been undertaken on the Waterbury Lake property for over 40 years. Numerous and varied programs have been carried out on different portions of the property, including diamond drill campaigns, airborne and ground geophysics, boulder sampling and prospecting.

Airborne radiometric, magnetic and electromagnetic (EM) surveys as well as a hydrogeochemical survey were conducted on Waterbury Lake as early as 1969. Cogema acquired properties in the Waterbury and Henday Lake areas during the late 1980s and carried out an extensive exploration program involving geological mapping, sampling, drilling and geophysical surveys. The latter included airborne EM and magnetic surveys, and ground VLF-EM and gravity surveys.

Following-up on work done by Cogema up until the early 1990s, Cameco acquired properties in the Waterbury and McMahon Lakes area and initially completed geological mapping and sampling programs. This was followed by more geophysical surveys including ground time domain electromagnetic (TDEM), magnetic, gravity and induced polarization (IP) over select targets and drilling throughout the decade.

In 2004, Strathmore acquired the Waterbury Lake property through the staking of 13 mineral claims. During the spring of 2005, an airborne high power time domain electromagnetic (MEGATEM II) survey was completed over the entire property. A total of 1,749 line kilometres were flown. Other work during 2005 included a heli-borne EM survey flown in the spring and a small boulder sampling program in the fall.

Strathmore continued work on the property during 2006 with a ground EM geophysical survey and completing eight drill holes totaling 2,865 metres. In addition, an IP-resistivity survey was competed. This was followed by more ground geophysical surveys in early 2007.

In June 2007 all of Strathmore’s Canadian and Peruvian uranium assets, including the Waterbury Lake Property, were spun out of Strathmore and into Fission. Late in 2007 Fission funded the drilling of eight diamond drill holes totaling 2,222 metres.

In early 2008, five drill holes totaling 1,303 metres were completed and a 594 line-kilometre VTEM airborne magnetic and EM survey was flown. Following this work, soil sampling, ground and airborne geophysical surveys and a 19-hole drill program (7,996 m) were completed between May and August.

In 2009, two drill programs were carried out totalling 10,082 metres in 29 holes.

Two diamond drill programs were completed on the property during 2010. The first was carried out between mid-January and end of March, 2010. During this period 35 diamond drill holes were completed for a total accumulated length (including restarts) of 11,250.0 metres. Several geophysical surveys were also completed during the first three months of the year.

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A second diamond drill program was conducted between mid-July to early September. During this period, 16 holes were completed for a total accumulated length (including restarts) of 5,172.0 metres. Airborne radiometric anomalies delineated from the previous summer were checked in the field during August and early September, and a bathymetry survey of the Discovery Bay/Talisker area was carried out in early October.

A winter 2011 drilling program was carried out between early January and mid-April, 2011. Three diamond drill rigs completed a total of 82 holes for a total accumulated length (including restarts) of 26,300 metres.

Between January and June 2011, several geophysical surveys were conducted on the Waterbury and Murphy Lake Properties. These included 26.4 kilometres of time domain EM survey at Discovery Bay Extension, 25.6 kilometres of time domain EM at Oban and Oban North grids, and 64 kilometres of IP Resistivity and 32.15 kilometres of time domain EM surveys at Murphy-Glen grid.

Two drill programs were completed on the Property in 2012 totalling approximately 39,526 m of core, including 75 holes on the J Zone. The winter 2012 drill program began on January 8 and ended on April 6. A total of 86 holes (32,770 m) were drilled during the program including 49 holes in and around the J Zone. Twenty-six drill holes totaling 8,316 metres were completed in the J Zone area in a summer 2012 drill program.

A total of 68 drill holes and 11 restarts were completed comprising 21,013 meters. All of the winter 2013 drilling was completed in the immediate area of the J Zone deposit to extend the boundaries of the mineralization and infill gaps in the drill pattern.

Following the Fission Arrangement, a summer program of DC-resistivity geophysics (50.4 line kilometres) and diamond drilling (2,350 metres in six drill holes) was also completed in 2013. Work was concentrated on the Aran area and the north rim of the Waterbury Dome. This work was followed by 37.2 line kilometres of DC-resistivity geophysics and 3,100 metres of diamond drilling in nine drill holes in 2014. The primary focus of the drilling in 2014 was the Discovery Bay corridor to the west of the J Zone, and the Oban target area.

Geological Setting
The Waterbury property is located in the eastern portion of the Proterozoic Athabasca Basin. The Athabasca sediments unconformably overlie older crystalline basement complexes and in the project area specifically, the highly prospective Mudjatik – Wollaston Transition Zone (“MWTZ”). The MWTZ marks a gradational contact between bands of Paleoproterozoic metasediments and Archean granitic gneisses of the Mudjatik domain to the west and variably graphitic Paleoproterozoic metasediments and Archean granitic gneisses of the Wollaston domain to the east. The MWTZ currently hosts all producing uranium deposits in the Athabasca Basin including McArthur River and Cigar Lake.

The Athabasca basin in the project area is comprised of several hundred meters of Manitou Falls Formation fluvial, quartz rich conglomeratic sandstone. Basement rocks in the area are dominated by Archean orthogneisses, occurring as large domes, and steeply dipping, locally graphitic, Paleoproterozoic metasedimentary paragneisses to granofels. Directly below the Athabasca/basement unconformity is a zone of paleoregolith which commonly extends for many meters into the basement. The paleoweathered zone typically grades with depth from pervasive hematization into pervasive chloritization and finally into fresh rock. The unconformity surface is relatively flat on a large scale but in the Discovery Bay area local reverse faulting down drops the unconformity to the south-east.

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The Athabasca Basin sedimentary rocks which overlie the Waterbury Lake project area typically range in thickness from 195 to 300 m. The upper portion of the sedimentary package is comprised of the Manitou Falls Collins (MFc) Formation pebbly quartz arenite which grades into Manitou Falls Bird (MFb) Formation pebble bedded quartz arenite at approximately 80m depth. An easily recognizable 5 to 7 m marker conglomerate exists in the MFb sandstone, and a basal conglomerate unit is almost always present directly above the unconformity. In the deposit area, the underlying basement geology is interpreted to be a steeply north-northwest dipping, east-west trending corridor of variably graphitic Wollaston Group metasedimentary gneisses, bounded to the north and south by thick zones of predominantly granitic Archean orthogneiss. The Archean orthogneisses apparently define two large dome structures identified as the north and south side orthogneiss domes. The stratigraphy of the metasedimentary corridor is dominantly comprised of: weakly graphitic cordierite-almandine pelitic gneiss, informally termed the ‘typical J Zone pelitic gneiss’; graphite-sulphide rich pelitic gneiss; cordierite-almandine augen gneiss; and thin lenses of garnetite which appear to be more abundant along the southern edge of the corridor. A thick unit of strongly graphitic cataclasite exists within the graphite-sulphide pelitic gneiss.

Mineralization

The J Zone uranium deposit was discovered during the winter 2010 drill program at Waterbury Lake. The second drill hole of the campaign, WAT10-063A, was an angled hole drilled from a peninsula extending into McMahon Lake. It intersected 10.5 m of uranium mineralization grading 1.91% U3O8 including 1.0 m grading 13.87% U3O8 as well as an additional four meters grading at 0.16% U3O8.

The J Zone deposit is currently defined by 268 drill holes intersecting uranium mineralization over a combined east-west strike length of up to 700 m and a maximum north-south lateral width of 70 m. The deposit trends roughly east-west (80°) in line with the metasedimentary corridor and cataclastic graphitic fault zone.

Mineralization thickness varies widely throughout the J Zone and can range from tens of cm to over 19.5 m in vertical thickness. In cross section J Zone mineralization is roughly lens shaped with a relatively thick central zone that corresponds with the interpreted location of the cataclasite and rapidly tapers out to the north and south. Locally, a particularly high-grade (upwards of 40% U3O8) but often thin lens of mineralization is present along the southern boundary of the metasedimentary corridor. Ten meter step out drill holes to the south from these high-grade holes have failed to intersect any mineralization, demonstrating the extremely discreet nature of mineralization.

Uranium mineralization is generally found within several metres of the unconformity at depth ranges of 195 to 230 m below surface. It variably occurs entirely hosted within the Athabasca sediments, entirely within the metasedimentary gneisses or straddling the boundary between them. A semi-continuous, thin zone of uranium mineralization has been intersected in occasional southern J Zone drill holes well below the main mineralized zone, separated by several meters of barren metasedimentary gneiss. This mineralized zone is informally termed the south-side lens and can host grades up to 3.70% U3O8.

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The J Zone deposit is generally flat lying (located roughly 200 m below the surface of McMahon Lake) and therefore whenever possible holes have been drilled vertically in order to intersect the ore lenses perpendicularly, thereby giving an approximate true thickness.

Mineral Resource Estimates
The Company retained GeoVector Management Inc. (“GeoVector”) to independently review and audit mineral resource estimates in accordance with the requirements of NI 43-101. The Company received a technical report from GeoVector dated September 6, 2013 on its mineral resources at Waterbury Lake entitled “Mineral Resource Estimate On The J Zone Uranium Deposit, Waterbury Lake Property” (the "J Zone Technical Report"), a copy of which is available on the Company’s profile on the SEDAR website at www.sedar.com. Allan Armitage, Ph.D., P.Geol., and Alan Sexton, M.Sc., P.Geol.,are the independent Qualified Persons for the J Zone Technical Report for the purposes of the requirements of NI 43-101.

J Zone Mineral Resources (1)(2)(3)

				Company
	100% Basis			Share(4)
	Tonnes	Grade	Pounds of U3O8	Pounds of U3O8
Category	(,000)	(% U3O8)	(,000)	(,000)
Indicated	291.0	2.00	12,800	7,700

Notes:
(1)	The mineral resource estimates comply with the requirements of NI 43-101 and the classifications comply with CIM definition standards.
(2)	The cut-off grade is 0.1% U3O8.
(3)	Mineral resources are not mineral reserves and do not have demonstrated economic viability. No mineral reserves have as yet been defined.
(4)	Denison’s share is 60% of total mineral resources.

For the 2013 mineral resource estimate, a 3D wireframe model was constructed based generally on a cut-off grade of 0.03 to 0.05 % U3O8 which involved visually interpreting mineralized zones from cross sections using histograms of U3O8. 3D rings of mineralized intersections were created on each cross section and these were tied together to create a continuous wireframe solid model in Gemcom GEMS 6.5 software. The modeling exercise provided broad controls on the size and shape of the mineralized volume.

Based on a statistical analysis of the composite database, no capping was applied on the composite populations to limit high values for uranium. A histogram of the data indicates a log normal distribution of the metals with very few outliers within the database. Analysis of the spatial location of outlier samples and the sample values proximal to them led GeoVector to believe that the high values were legitimate parts of the population and that the impact of including these high composite values uncut would be negligible to the overall resource estimate.

Using waxed core and dry bulk density determinations a formula was derived relating bulk density to grade and was used to assign a density value to each assay. Bulk density values were used to weight grades during the resource estimation process and to convert volume to tonnage.

Uranium grade times density (GxD) values and density (D) values were interpolated into the block model using an inverse distance squared (ID2) algorithm. Block grade was derived from the interpolated GxD value divided by the interpolated D value for each block. Block tonnage was based on volume times the interpolated D value.

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Two passes were used to interpolate all of the blocks in the wireframe, but 99% of the blocks were filled by the first pass. The size of the search ellipse, in the X, Y, and Z direction, used to interpolate grade into the resource blocks is based on 3D semi-variography analysis (completed in GEMS) of mineralized points within the resource model. For the first pass, the search ellipse was set at 25 x 15 x 15 metres in the X, Y, Z direction respectively. The Principal azimuth is oriented at 075º, the Principal dip is oriented at 0° and the Intermediate azimuth is oriented at 0°. For the second pass, the search ellipse was set at 50 x 30 x 30 metres in the X, Y, Z direction respectively. The Principal azimuth is oriented at 075º, the Principal dip is oriented at 0° and the Intermediate azimuth is oriented at 0°.

The mineral resources for the J Zone were classified as indicated based on drill hole spacing and continuity of mineralization. The block model was validated by visual and statistical comparisons of composite grades and block grades.

Mongolia: Gurvan Saihan Joint Venture

On March 13, 2007, Denison filed on the SEDAR website at www.sedar.com an independent technical report entitled “Technical Report on the Uranium Exploration Properties in Mongolia” prepared by Scott Wilson RPA in accordance with the requirements of NI 43-101 with respect to its uranium properties in Mongolia (the “2007 Mongolia Report”). Thomas C. Pool, P.E. and Neil N. Gow, P. Geo. are the independent Qualified Persons for the 2007 Mongolia Report for the purposes of the requirements of NI 43-101.

On March 28, 2011, Denison filed on the SEDAR website an independent technical report entitled “Technical Report on the Hairhan Uranium Property in Mongolia” prepared by RPA Inc. in accordance with the requirements of NI 43-101 with respect to updated mineral resources estimated for the Hairhan project (the “2011 Mongolia Report”). Hrayr Agnerian, M.Sc. (Applied), P. Geo. and William E. Roscoe, Ph.D., P.Eng. are the independent Qualified Persons for the 2011 Mongolia Report for the purposes of the requirements of NI 43-101. Collectively, the 2007 Mongolia Report and 2011 Mongolia Report are referred to herein as the “Mongolia Technical Reports.”

Property Description and Location
Denison has been active in Mongolia for more than 20 years, and initial exploration commenced prior to the promulgation of the law on mineral resources in Mongolia in 1997 (“Mineral Law of Mongolia”). The following details the mineral resources estimated in the Mongolia Technical Reports. The other properties which Denison holds are covered in further detail in the section “Mineral Exploration – Mongolia.”

The GSJV holds four exploration licences that were obtained under an agreement with the Government of Mongolia (the “Mineral Agreement”) prior to the introduction of the Mineral Law of Mongolia. The GSJV licences have an area of 167,260 hectares and are located in the South Gobi region of Mongolia. This area is characterized as desert steppe and supports nomadic herdsmen.

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Properties Obtained Prior to 1997
The GSJV was formed in 1994 by Energy Fuels Nuclear ("EFN"), the Government of Mongolia, and Geologorazvedka, a Russian entity. EFN held a 70% interest in the GSJV, and the Mongolian and Russian participants each held a 15% interest. Denison acquired the assets of EFN, including its interest in the GSJV, in 1997 and is the Managing Director of the GSJV.

The initial properties obtained by the GSJV were granted under a Mineral Agreement with the Government of Mongolia. The Mineral Agreement grants properties exclusively to the GSJV and establishes the fiscal and operating policies under which the GSJV operates. Under the GSJV Founding Agreement:

-

The Government of Mongolia entered into the Mineral Agreement, granting the GSJV exclusive rights and permits to five areas (one area later released) without obligations for further licensing fees. This includes the obligation of the Government of Mongolia to provide all necessary authorizations, permits and licences needed by the joint venture to conduct business.

-	The Russian participant contributed all of the exploration data, records, and information it possessed for the five areas.

-	Denison was obligated to provide 100% of venture funding until the predetermined total had been reached (initially it was $4 million that then changed to $5.1 million).

Subsequent to the formation of the GSJV, Mongolia enacted the Mineral Law of Mongolia. The Mineral Law of Mongolia contains some conditions and provisions that were not consistent with the Mineral Agreement. However, the Mineral Agreement has been recognized as an “International Agreement” under the Mineral Law of Mongolia, and any inconsistencies between the Mineral Law of Mongolia and the Mineral Agreement have, thus far, been resolved in favour of the provisions of the Mineral Agreement.

In July 2009, the Great State Khural (the Parliament of Mongolia) enacted the Nuclear Energy Law of Mongolia (the “Nuclear Energy Law”). The Nuclear Energy Law granted authority to the Mongolian Nuclear Energy Agency (the “NEA”), a new regulatory authority for all uranium and nuclear matters in Mongolia, and created a framework for all aspects of uranium resource development in Mongolia. The Company continued its activities in Mongolia under the authority granted to the NEA. Late in 2014, the Government of Mongolia reorganized, and the NEA was eliminated. Licencing authority was transferred to the Mineral Resources Authority, and the Ministry of Mining now has responsibility for review and acceptance of materials submitted by licence holders seeking to convert exploration licences to mining licences. The final review and approval panel for licensing matters is the Nuclear Energy Commission, which was preserved after the NEA was dissolved. Various other regulatory functions that were under the NEA have been delegated to other previously existing agencies.

A new Mongolian state-owned uranium company, MonAtom LLC (“MonAtom”), was created by the Nuclear Energy Law and has been designated as the Mongolian Government’s participating entity in all uranium projects in Mongolia, and is thus the Mongolian partner in the GSJV.

There are a number of provisions under the Nuclear Energy Law that could have significant adverse effects on the GSJV, including restrictions on the ability of a licensee to transfer its licences or interests in its uranium properties, and the ability of the Government of Mongolia to acquire a 34% to 51% interest in each property at no cost to the Mongolian Government, depending on the amount of historic exploration on the property that was funded by the Government of Mongolia. This share interest would continue to be held by MonAtom. The Company and MonAtom started restructuring the GSJV in March 2012 to meet the requirements of the Nuclear Energy Law. In preparation for this restructuring, the Company acquired the Russian participant’s interest in the GSJV for nominal cash consideration and release of the Russian participant’s share of unfunded joint venture obligations. The Company now holds an 85% interest in the GSJV.

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The GSJV and the Ministry of Mineral Resources and Energy (now the Ministry of Mining) completed the process of extending the terms of the GSJV’s licences in accordance with the Mineral Law of Mongolia and the terms of the Mineral Agreement. The four original GSJV exploration licences remained valid under normal licence provisions until January 2012. Applications for mining licences, including requisite technical reports and data, were submitted to NEA in November and December 2011. In December 2012, the GSJV entered into a Pre-Mining Agreement with NEA, in accordance with provisions of the Nuclear Energy Law and the Mineral Law of Mongolia. This Agreement provides for a period of up to three years following expiration of the term of exploration licences to assess the technical viability of mining on each project and to collect such additional data as may be required to support decisions to initiate commercial development. The GSJV licences continued to be held as exploration licences through 2014 and into 2015. Various agencies of the government of Mongolia continue review of GSJV submittals required to obtain mining licences.

Issuance of uranium mining licences is under the authority of the Nuclear Energy Law; however the timing of mining licence issuance is uncertain.

Accessibility, Climate, Local Resources, Infrastructure and Physiography
Mongolia is a large, landlocked country with an area of about 1,566,000 square kilometres. The capital is Ulaanbaatar, which is located in the north central part of the country. Ulaanbaatar is the site of the only international airport in the country. The Trans-Mongolian Railway connects to the Trans-Siberian Railway in the north and the China rail system to the south. Much of the country is open and vehicle access is possible to most of the areas. Distances are large and roads are often poor or non-existent; however, road infrastructure is improving.

The climate in Mongolia is extreme continental. Temperatures are extreme in the winter (down to -50º C) and the summer (up to 40º C). In Ulaanbaatar, July is the warmest and wettest month, with an average temperature of 17º C and an average rainfall of 76 mm, while January is the coldest and driest month, with an average temperature of -25º C and no precipitation. Rainfall and temperature throughout Mongolia are variable depending on elevation.

Historical Exploration
Following approval of the formation of the GSJV in January 1994, work began immediately on a field program in the summer of 1994. The focus of the GSJV exploration was for deposits amenable to in-situ recovery (“ISR”) production methods. The 1994 work consisted of limited delineation drilling at Haraat to expand known resources and to increase confidence in the resources. A small ISR field test was run in 1994 to determine the ISR favourability of the Haraat type mineralization.

In 1996, the GSJV began a major escalation of exploration work. A total of 30,210 metres were drilled, and 6,000 kilometres of gamma spectrometric surveys were run. The largest discovery encountered by the GSJV to that point in time was made at Hairhan. The discovery hole intersected a 14-metre thick mineral zone grading 0.144% U.

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A major part of the 1996 program was the acquisition, assembly, and operation of an ISR pilot plant at Haraat. This plant was a fully integrated facility, capable of producing a final product, although drying and packaging equipment were not included. The testing in 1996 included both a test on mineralization above the water table, as well as a test below the water table, the latter being the normal operating regime for an ISR project. These tests confirmed that hydraulic control can be maintained and that uranium solubilization and mobilization can be controlled.

In May 1997, the Company acquired the assets of EFN including its interest in the GSJV. Work in 1997 expanded beyond the level of 1996, with efforts concentrated on drilling to define mineral resources and to test new exploration targets on the GSJV lands. The bulk of the 1997 drilling was in the Hairhan and Choir Depressions, with a modest amount of initial reconnaissance drilling conducted in the Ulziit Depression. The Ulziit drilling followed gamma spectrometric surveys to identify favourable locales. No ISR testing was conducted in 1997.

Work in 1998 was once again directed toward the objectives of exploration reconnaissance, resource delineation, and ISR testing, with over 50,000 metres of drilling, and the first stage ISR testing at the Hairhan deposit. The Hairhan Depression received the bulk of the exploration drilling effort in 1998. The mineralization depth ranges from 10 metres to 200 metres, with the average depth in the 60-metre to 80-metre range. The Hairhan 1998 test confirmed the leachability of the mineralization at Hairhan.

With the decline of the uranium price, no drilling was conducted during 1999; however, an extensive regional geologic reconnaissance program was conducted. In 2000, the GSJV Managing Director placed the GSJV program on “standby” status.

During 2004 and 2005, the GSJV resumed work and applied for additional exploration licences in six areas. In the Gurvan Saihan depression, previously identified uranium occurrences, as well as additional target areas within the depression, were tested with 159 holes totalling 12,533 meters. Results indicated that uranium mineralization was encountered in a variety of settings, which indicated that additional exploration drilling was warranted.

During 2006, the Company completed in excess of 54,000 metres of drilling, all on new targets which were identified through previous GSJV and Company reconnaissance programs. Based on the generally discouraging results of this drilling, the Company released a number of exploration licences.

Drilling in 2007 exceeded 56,000 metres and concentrated primarily on the Hairhan and Haraat projects to extend and define mineralized trends. Mineralization in the northern portion of the Hairhan deposit was encountered at depths not previously tested.

Activity increased in 2008 and over 72,000 metres were drilled, with the Hairhan and Ulziit projects receiving the majority of the attention. Hairhan drilling concentrated on infill drilling and developing mineral trends in zones below past drilled depths. At Ulziit, large regional programs were carried out to refine targets for detailed follow up drilling.

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Drilling in 2009 was approximately 13,900 metres for fulfillment of annual work requirements for exploration licences and for initial testing of new mineral trends identified in the Choir Depression and at Ulziit.

Drilling in 2010, totaling slightly over 6,500 metres, was limited in scope to focus on essential priorities and to meet annual exploration work requirements. In the Choir Depression approximately 2,000 metres of wide-spaced drilling was directed toward further extension of the new mineralized trend developing along the east margin of the licence area. At Ulziit about 3,500 metres were drilled to test three specific targets, and favorable geology and uranium mineralization were confirmed at one of the three targets. A small volume of drilling was completed on the Gurvan Saihan licence to support finalization of resource estimation in accordance with Mongolian registration standards. From 2011 to 2013, exploration drilling continued. For descriptions of these programs, see “Mineral Exploration – Mongolia”.

Geological Setting
The geology of Mongolia is dominated by the Altaid orogen – an orogenic collage of subduction and accretion terranes that extend from the Ural Mountains to the Korean Peninsula (Yakubchuk et al., 2001, Dejidmaa and Badarch, 1999). This orogen formed between the Neoproterozoic and the Carboniferous. The Altaid rocks of Mongolia lie between the North China Craton and the Siberian Craton.

The Altaid rocks of Mongolia are a mélange of Neoproterozoic basement areas separated by various island arc segments and accretionary wedges. These various sedimentary and volcanic terranes have been intruded by mafic and felsic plutons ranging in age from Cambrian to Mesozoic. Cretaceous and younger basins unconformably overlie the Altaid rocks.

Late Mesozoic extensional basins are a prominent geological and topographic feature of central east Asia. The basins are interpreted as having formed in an intracontinental, back-arc tectonic setting in response to extensional faulting. These basins, likely fault bounded grabens and half grabens, were filled by eroded sediment during the Jurassic and Cretaceous periods.

Mineralization
The GSJV licences cover a number of the internal basins, or depressions, located in central Mongolia. All of these depressions appear to have similar geological features.

Depression fill is composed of non-lithified sediments with a total thickness of approximately 1,500 metres. The Lower Cretaceous sediments of the Dzuunbayan Formation are divided into two facies, with the first typically variegated and the second normally grey. The variegated section is comprised of conglomerate, sandstone, and siltstone, and occurs mainly on the margins of the depression. The second facies is comprised of lacustrine sediments, typically clays and argillaceous sandstone, with interbeds of brown coal and disseminated iron sulphides. Mineralization is typically found in sandy and silty units of the Dzuunbayan Formation and is intimately associated with organic enriched sediments. Mineralized bodies occur at the interfaces of oxidized and reduced sediments as well as within completely reduced zones. Mineralization is localized in roll fronts, as strata-bound layers, and as lenses and pods. Mineralization ranges from less than one metre thickness to thicknesses exceeding 20 metres.

Drilling
During the period between 1994 and 1999, a total of 147,058 metres were drilled. The drilling was carried out by Geologorazvedka working as a drilling contractor to the GSJV in the period from 1994 to 1998. In the period from 1994 to 1996, down hole logging was carried out by Geologorazvedka. In the period 1996 to 1998, down hole logging was carried out in-house. Some of the early drilling was logged using Russian equipment, but Mount Sopris equipment was in place relatively early in the program.

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Exploration drilling resumed on GSJV properties in 2005, following the temporary cessation of programs in 2000. Drilling during the period of 2005 to 2010 totalled 247,934 metres, which includes exploration, resource definition, hydrogeological, environmental, and ISR test drilling. Since 2005, down hole logging was carried out by a Mongolian contractor using Mount Sopris equipment.

Sampling Method and Approach
A percentage of the rotary drill holes completed were cored. The purpose of this coring was to provide samples for testing to allow determination of specific gravity and disequilibrium factors for the deposits. Coring also allows analysis of various elements and a check of the reliability of the electric logging equipment.

Samples were selected on the basis of down-hole radiometric surveys, the presence of alteration in the cores, and handheld spectrometry results. Cores were split by hand. Samples ranged in length from 0.2 metres to 0.9 metres, but the bulk of the samples were either 0.2 metres or 0.3 metres. Samples were transported to the camp near Haraat for sample preparation.

Sample Preparation, Analyses and Security
Core samples were crushed in the GSJV camp to -200, +300 mesh size and transported to the Central Analytical Laboratory (“CAL”) of Sosnovgeology, a state geological enterprise in Irkutsk, Russia. CAL is registered by the Russian Federation and is certified to standard N 41083-95. Analyses performed by CAL were carried out at a level suitable for the estimation of mineral resources. Reports translated from Russian indicate that the laboratory maintained internal quality control programs.

Data Verification
Uranium data acquisition for the Hairhan ISR project was focused primarily on gamma logging of rotary non-core drill holes with a small percentage of rotary core holes and accompanying chemical assays of core as a means of validating the gamma logging process. This is a standard means of data verification for such projects.

Other data verification exercises completed by RPA Inc. included: (i) location of drill hole collars in the field; and (ii) manual checking of the algorithm for converting down hole gamma readings to uranium grades.

Mineral Resource Estimates
For the mineral resource estimate, RPA Inc. accepted and used the drill hole database compiled by Denison for its 2010 estimate. Denison carried out a detailed correlation of approximately 520 drill holes within the Hairhan deposit. Correlation of the geophysical logs was accomplished using commonly accepted subsurface exploration methods with a primary emphasis on identifying sands, interbedded shales, and lignites and assigning them “formation” marker designations.

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The raw borehole natural gamma data (counts per second or CPS) were processed using the Denison in-house GAMLOG program (based on Scott’s AEC Algorithm), with output generated on 10 cm intervals in percent U. For each mineralized zone and for each drill hole, thickness (“TH”) and grade x thickness (“GT”) were calculated using the following parameters:

Cut-off Grade	0.02%U
Minimum Thickness (TH)	2 metre
Grade X Thickness (GT)	0.04
Waste Thickness	2 metres

The values for the density and disequilibrium factor are based on calculations completed by Geologorazvedka. Density is 1.65 tonnes per cubic metre and the disequilibrium factor is 1.0.

RPA Inc. reviewed the correlations of sandstone units hosting the uranium mineralization and found them to be reasonable. The Denison database was used to plot plans for each mineralized zone showing the GT and TH values for each drill hole that penetrated the zone, with a minimum GT value of 0.05 metre %. The GT value and the TH values were contoured by hand on separate plans and the contours were digitized into AutoCAD.

Each lens within each mineralized zone was classified by the number of drill holes and spacing of the holes, to reflect confidence in the lens mineral resource estimate. In general, drill hole spacing is in the order of 100 metres. In some areas where good mineralization was encountered, drill hole spacing was closed up, and in a few locations, clusters of several holes were drilled at a spacing of tens of metres.

Indicated mineral resource lenses were generally defined by a minimum of three drill holes. Some lenses had up to twenty or more drill holes. In general, the indicated mineral resource lenses were contourable and were estimated by the contour method described above.

Inferred mineral resource lenses were mostly defined by a single drill hole or by two drill holes clustered closely together. In a few cases, inferred mineral resource lenses were defined by two drill holes on the order of 100 metres apart.

In 2011, RPA Inc. estimated mineral resources for the Hairhan property as summarized in the table below based on exploration drilling conducted up to 2008. The cut-off is 0.04 metre% GT over a minimum of two metres. The average thickness of the indicated mineral resources is 3.7 metres and of the inferred mineral resources is 3.0 metres.

Hairhan Mineral Resource Estimates (1)(2)(3)(4)(6)

					Company
	100% Basis				Share(5)
				Pounds	Pounds of
	Tonnes	Grade		U3O8	U3O8
Category	(,000)	% U	Tonnes U	(,000)	(,000)
Indicated	12,261	0.062	7,612	19,800	16,800
Inferred	5,536	0.040	2,236	5,800	4,900

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Notes:
(1)

The mineral resource estimates comply with the requirements of NI 43-101 and the classifications comply with CIM definition standards. Mineral resources are not mineral reserves and do not have demonstrated economic viability. No mineral reserves have as yet been defined.

(2)	The cut-off grade is 0.02%U.
(3)	Minimum thickness of 2 metres.
(4)	Density is 1.65 tonnes per cubic metre.
(5)	Based on 85% interest in the GSJV.
(6)

Inferred mineral resources have a greater amount of uncertainty as to their existence and as to whether they can be mined economically. It cannot be assumed that all or part of the inferred mineral resources will ever be upgraded to a higher classification.

There are no 43-101 compliant mineral reserves or resources estimated for any of the other Denison Mongolia properties at this time. See “Mineral Exploration – Mongolia” for a discussion of recent exploration activities.

Mutanga Project, Zambia

Denison acquired 100% of the Mutanga Project (“Mutanga”) in 2007 through the acquisition of OmegaCorp. Mutanga is comprised of the Mutanga, Dibwe and Dibwe East deposits plus a number of exploration areas.

On March 20, 2009, the Company filed on SEDAR an independent technical report entitled “NI 43-101 Technical Report Mutanga Uranium Project, Zambia” (the “Mutanga and Dibwe Report”) prepared by CSA Global in accordance with the requirements of NI 43-101 with respect to the Company’s deposits in Mutanga. Malcolm Titley, B.Sc. (Geology and Chemistry), MAusIMM, MAIG, is the independent Qualified Person for the Mutanga and Dibwe Report for the purposes of the requirements of NI 43-101.

On March 28, 2012, Denison filed on SEDAR a technical report entitled “The Dibwe East Project, Southern Province, Republic of Zambia” prepared by the Company and audited by RPA Inc. in accordance with the requirements of NI 43-101 with respect to mineral resources estimated for the Dibwe East project (the “Dibwe East Report”). William E. Roscoe, Ph.D, P. Eng. is the independent Qualified Person for the Dibwe East Report for the purposes of the requirements of NI 43-101.

Subsequently, in response to a request by the Ontario Securities Commission, the Company filed on SEDAR a new technical report for the project dated September 12, 2013 and entitled “Mineral Resource Estimates for the Mutanga Uranium Project” (the “Combined Mutanga Report”). This report supports the mineral resource estimates for all of the deposits at Mutanga and replaces the Mutanga and Dibwe Report and the Dibwe East Report. Malcolm Titley, B.Sc. (Geology and Chemistry), MAusIMM, MAIG, is the independent Qualified Person for the Combined Mutanga Report for the purposes of the requirements of NI 43-101.

Property Description and Location
Mutanga is located in a sparsely populated region in southern Zambia, in the Siavonga District of the Southern Province, approximately 200 kilometres south of the nation’s capital, Lusaka.

Mutanga is comprised of two mining licences (13880-HQ-LML and 13881-HQ-LML) encompassing 457.3 square kilometres. The mining licences are held by Denison Mines Zambia Limited, a wholly-owned subsidiary of Denison and have a term of 25 years to April 2035.

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Accessibility, Climate, Local Resources, Infrastructure and Physiography
Mutanga is located approximately 200 kilometres south of Lusaka. The main road from Lusaka to Siavonga (the nearest town to the project site) is in fairly good condition. The mine site itself is located east of the main road and is accessed via 39 kilometres of poorly maintained gravel road, for which a four-wheel drive vehicle is required.

The Mutanga site lies to the south of the Zambezi escarpment and is situated in the Zambezi valley at an altitude of 600 metres above sea level. The climate is warm to hot with dry warm winters and hot summers during which the seasonal rainfall occurs. The average annual rainfall is approximately 720 mm and occurs from November to March.

The population is very sparse and limited to small family settlements. No service facilities or accommodations are available in the area. Electric power is available from the national grid approximately 60 kilometres from the project. Ground water sources are available.

Historical Exploration
Uranium was first identified in the area in 1957 after a ground survey located five radiometrically anomalous areas in the vicinity of Bungua Hill, west of Siavonga. Further exploration in 1958 and 1959 then found low-grade uranium mineralization that could be followed for over 800 metres of strike extent. Confirmation of this uranium mineralization was further defined in two campaigns after regional airborne magnetic and radiometric surveys had been flown over the area in 1974. The Geological Survey of Zambia (“GSZ”) conducted a ground investigation (1973 to 1977) and a second campaign was conducted by the Italian oil company AGIP S.p.A. (“AGIP”) between 1974 and 1984.

GSZ and AGIP completed fairly extensive field programs on several areas and carried out resource estimations on prospects within the current licence area. The Mutanga and Dibwe deposits were investigated by AGIP during the late 1970s and early 1980s. Considerable exploration was undertaken including extensive resource drilling. AGIP estimated a combined resource for Mutanga and Dibwe containing more than 20 million pounds of U3O8.

The third exploration episode, from 2004 to present, began with the granting of a prospecting licence over AGIP’s main historic uranium prospects to Okorusu Fluorspar Pty Ltd in 2004. This was transferred in 2005 to OmegaCorp, who drilled eleven drill holes (649 metres) at the Mutanga prospect in 2006 to confirm the resource identified by AGIP.

Geological Setting
The Mutanga uranium deposits are located within the Zambezi Rift Valley which is characterized by large fault-bounded valleys filled with Permian, Triassic and possibly Cretaceous sediments of the Karoo Supergroup. The Lower Karoo Group comprises a basal conglomerate, tillite and sandstone overlain unconformably by conglomerate, coal, sandstone and carbonaceous siltstones and mudstones (the Gwembe Formation), and fine-grained lacustrine sediments of the Madumabisa Formation. The Upper Karoo sediments unconformably overlay the Lower Karoo and comprise a series of arenaceous continental sediments overlain by mudstones capped by basalt.

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Mineralization
The uranium mineralization identified to date is restricted to the Escarpment Grit Formation of the Karoo Supergroup. Within the tenement area, the Karoo sediments are in a northeast trending rift valley. They dip shallowly to the southeast and are displaced by a series of normal faults, which, in general, trend parallel to the axis of the valley. The Madumabisa Mudstones form an impermeable unit and are thought to have prevented uranium mineralization from moving further down through the stratigraphy.

Mineralization is associated with mudstones, siltstones, mud clasts, and iron-rich areas (goethite). It occurs as disseminations in pore spaces, and along joints and other fractures.

It is probable that the uranium was eroded from the surrounding gneissic and plutonic basement rocks during weathering and deposition of the immature grits and sandstones. The uranium was transported together with this material in a presumably arid environment. Uranium was precipitated during reducing conditions in certain favourable units. Later fluctuations in the groundwater table caused remobilization of this material; uranium was again dissolved and then re-deposited in reducing, often clay-rich areas.

Drilling
RC and diamond drilling are the principal methods of exploration and mineralization delineation after initial geophysical surveys. Drilling is generally conducted during the dry season but can be conducted year round.

Mutanga and Dibwe
The first drilling on the Mutanga project subsequent to Denison’s acquisition of OmegaCorp commenced on October 17, 2007 at the Dibwe deposit. The initial focus of the drilling campaign was to collect bulk sample material from the Dibwe prospect for metallurgical testing. This program continued until the onset of the rainy season in the first week of December 2007.

All rigs were relocated to the Mutanga deposit for the 2007/08 rainy season. The objective of the program was infill drilling to support an NI 43-101 estimate. Drill hole spacing was 50 x 50 metres. After the end of the rainy season in April 2008, the rigs returned to Dibwe (Central) for a 50 x 100 metre infill program. A total of 45,598 metres of development drilling was completed by July 2008, and the rig fleet transferred to exploration drilling. A total of 27,341 metres of exploration drilling on twelve previously untested prospects was completed in 2008. Two of the most promising of these new prospects were Zones 1 and 2 within the Dibwe East area.

Dibwe East
The mineral resource estimate was based on 237 drill holes totaling 21,729 meters drilled in 2011. Drill holes were spaced 100 meters to 200 meters apart along profiles spaced 200 meters apart. Additional drilling was completed in 2012 that has not been incorporated into the Dibwe East mineral resource estimate.

Security of Samples

Mutanga and Dibwe
RC and diamond drilling samples were shipped to Genalysis in Johannesburg for preparation. Once prepared, the assay pulps were forwarded by Genalysis to its Perth assay laboratory where the samples were held in secure, quarantined storage.

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Dibwe East
RC and diamond drilling samples were shipped to ALS Minerals in Johannesburg for preparation and assay. ALS considers customer confidentiality and security of utmost importance and takes appropriate steps to protect the integrity of sample processing at all stages from sample storage and handling to transmission of results. All electronic information is password protected and backed up on a daily basis. Electronic results are transmitted with additional security features. Access to ALS Mineral laboratories’ premises is restricted by an electronic security system. The facilities at the main lab are regularly patrolled by security guards 24 hours a day.

Data Verification: Processes for Determining Uranium Content by Gamma Logging

Mutanga and Dibwe
The primary method of collecting information is through extensive drilling (both RC and diamond drill coring) and the use of down hole geophysical probes. The down hole geophysical probes measure natural gamma radiation in counts per second (cps), from which an indirect estimate of uranium content can be made.

The basis of the indirect uranium grade calculation (referred to as "eU3O8" for "equivalent U3O8") is the sensitivity of the sodium iodide crystal used in each individual probe. Each probe's sensitivity is measured against a known set of standard "test pits," with various known grades of uranium mineralization, located at the U.S. Department of Energy’s Grand Junction, Colorado office. The ratio of cps to known uranium grade is referred to as the probe "K-Factor," and this value is determined for every gamma probe when it is first manufactured and is also periodically checked throughout the operating life of each probe. In addition, certain boreholes at the Mutanga property are cased and the probes are periodically checked for any instrument drift. Application of the K-Factor, along with other probe correction factors, allows for immediate grade estimation in the field as each drill hole is logged.

Dibwe East
The drill hole chemical assay data were compared with assay data received directly from ALS Minerals. Some of the RC holes were re-logged by geophysical probe to confirm the original readings. The drill hole survey locations were visually checked. Core logging information was verified against core photographs. Other information in the database was verified.

Check assays at the secondary laboratory were plotted against the primary assay results and appear to be approximately 15% higher than the original laboratory assays. Analyses of reference standards compared well with standard values. Field duplicates gave some scatter but correlated reasonably well with original sample assays. Other than a few outliers, field blanks showed very little variation and assay values were typically less than 4ppm.

Comparison of the U3O8 grades with chemical assays from core holes determined a disequilibrium factor of -33% which was applied to all radiometric assay values in the database.

Core Sampling, Processing and Assaying
Core and RC chip samples were collected for a number of purposes in addition to purely geological reasons: verification of lithology as determined from geophysical logging and examination of drill cuttings of RC; determination of uranium content as a general check of gamma probing to determine if gamma measurement and chemical uranium content are close to balance (this is referred to as "radiometric disequilibrium"); whole rock analysis; and specific geochemistry for uranium species and other minerals of interest. Core diameter is typically 76 mm. For intervals selected for laboratory analyses, one half of the core was normally used and the other half retained. The minimum length of core submitted was usually 0.2 metres and the maximum length per sample was 0.4 metres. Sample intervals were selected by geologists in the field based on lithology, oxidation/reduction and uranium grade (from gamma logging and from hand-held gamma counters).

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Drill hole logging was conducted by trained and dedicated personnel devoted solely to this task. The tools and a complete set of spares were manufactured by Mount Sopris Instrument Company in Golden, Colorado and were shipped to Zambia in 2007, ahead of the drilling season. Denison retained the services of a senior geophysical consultant to oversee training, implementation and quality control protocols with the Zambian logging personnel. All tools were checked and calibrated before being shipped to Zambia and a variety of system checks and standards were also established for routine checking and calibration of tools. In addition, Denison cased a mineralized hole at one of its centrally located development areas and this cased hole was logged periodically to ensure exact repeatability of the gamma probes.

Drill hole logging data was stored on digital media in the logging truck at the exploration sites. The digital data are periodically brought in from the field locations to the Lusaka office. The raw and converted logging data was copied and then sent via e-mail to Denison’s Saskatoon office, where all data was checked and reviewed.

Samples of drill core were chosen on the basis of radiometric data collected during core logging. This radiometric data was obtained by using a hand-held scintillometer and on the basis of subsequent down hole probing. The hand-held scintillometer provides quantitative data only and cannot be used to calculate uranium grades; however, it did allow the geologist to identify uranium mineralization in the core and select intervals for geochemical sampling.

Additional samples were collected above and below the horizons of interest in order to "close-off" sample intervals. Sample widths were selected according to radiometric values and lithologic breaks or changes. All reasonable efforts were made to ensure that splitting of the core was representative and that no significant sampling biases occurred. Once the sample intervals were identified, an exclusive sample number was assigned to each interval and recorded by the on-site geologist.

After the geological logging of the core and sample selection, all of the selected sample intervals of drill core were split longitudinally at the drill site. One half of the core was placed in a new sample bag along with a sample tag corresponding to the sample number. The other half of the core was re-assembled in the core box and stored for future reference. As standard procedure, field duplicates are included in assay suites sent to the laboratory and reference samples are used to verify laboratory controls and analytical repeatability.

Mutanga and Dibwe
Samples were analyzed at Genalysis in Perth. Samples were transported in a dedicated truck from Zambia to Johannesburg, where Genalysis operates a dedicated sample preparation facility. The sample was crushed, pulped and homogenized and a sample pulp air freighted to the lab in Perth, Australia.

The Genalysis laboratory has been in operation since 1975 and is fully certified and accredited by Australian standards. Genalysis is an accredited NATA (National Association of Testing Authorities, Australia) laboratory (Number 3244). Genalysis has been approved by AQIS (Australian Quarantine and Inspection Service) for the receipt and treatment of samples from interstate and overseas. Genalysis is an Associate Member of the Association of Mining and Exploration Companies Inc. and a Member of the Standards Association of Australia.

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Dibwe East
Samples were analyzed at ALS Minerals in Johannesburg. Samples were transported by airfreight or truck to ALS’s facility in Johannesburg, where ALS performs sample preparation on all samples submitted.

Mineral Resource Estimates
In preparing the Combined Mutanga Report, U3O8 grades were estimated into a block model for each deposit, constructed to honour the interpreted mineralized zones and the surface topography. Blocks within each model were divided into relevant domains using three dimensional wireframe models and were constrained by the surface topography. Adequate waste was built into the block models to ensure that they were suitable for open pit optimisation and mine planning. To speed up processing time, waste blocks were filtered out of each block model prior to grade interpolation and then re-merged into the block file after grades were assigned to each model.

Ordinary kriging was used to estimate U3O8 based on the modelled variogram parameters. Inverse distance squared estimation was completed as a comparison with the kriged estimate.

The grade interpolation strategy for both deposits involved setting up search parameters in a search ellipse for each domain, which was then aligned to the geometry of each domain. A series of grade interpolation “runs” were then completed, at progressively larger search distances until all blocks received an interpolated grade. Constraints were applied to the number of grade values and holes used in the interpolations in order to improve the reliability of the estimates.

Upon completion of grade estimation for both deposits, a series of block model validations were completed to test the robustness of each estimate.

Mineralized zones at Dibwe East were interpreted and correlated using the geophysical logs into A, B and C Horizons which extend to a depth of approximately 110 metres below surface.Grade contours at 0.02% eU3O8 for each horizon were used in combination with top and bottom surfaces to construct mineralization wireframes. Statistical analysis indicated that erratic high-grade values should be top-cut to 0.3% ppm eU3O8. Top-cut assays were composited into 1 metre lengths within the mineralized wireframes and used to interpolate grades into 20 metres by 20 metres by 2 metres blocks using an inverse distance squared algorithm. Two passes were used with different search radii. A bulk density of 2.1 tonnes per cubic metre was used as per previous resource estimates for the Mutanga Project.

The block model was validated by means of:

•	Comparison of domain wireframe volumes with block volumes.
•	Visual comparison of composite grades with block grades.
•	Comparison of block grades with composite grades used to interpolate grades.
•	Comparison with estimation by the contour method.

The Mineral resource is reported within a preliminary Whittle pit shell. The Mineral resources are all classified as inferred because of the relatively wide drill hole spacing (approximately 100 metres by 200 metres) and uncertainties in the eU3O8 grade values, in particular disequilibrium factors.

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Mutanga Mineral Resource Estimates(1)(2)(3)(4)

		Tonnes	Grade	U3O8
Deposit	Classification	(000s)	(%U3O8)	(000 lbs.)
Dibwe East(5)	Inferred	39,800	0.032	28,200
Mutanga (5)	Measured	1,880	0.048	2,000
	Indicated	8,400	0.031	5,800
	Inferred	7,200	0.021	3,300
Dibwe(5)	Inferred	17,000	0.023	9,000
Mutanga Ext.(6)	Inferred	500	0.034	400
Mutanga East(6)	Inferred	200	0.032	100
Mutanga West(6)	Inferred	500	0.034	400
	Tonnes	Grade	U3O8
Classification	(000s)	(%U3O8)	(000 lbs.)
Measured	1,880	0.048	2,000
Indicated	8,400	0.031	5,800
subtotal M&I	10,280	0.034	7,800
Inferred	65,200	0.028	41,400

Notes:

(1)

The Mutanga, Mutanga Ext, Mutanga East, Mutanga West and Dibwe mineral resource estimates have been prepared in accordance with the requirements of NI 43-101 and the classifications comply with CIM definition standards.

(2)	Mineral resources are not mineral reserves and do not have demonstrated economic viability. No mineral reserves have as yet been defined.
(3)	Mineral resources are estimated with no allowance for mining dilution, mining recovery or process recovery.
(4)

Inferred mineral resources have a greater amount of uncertainty as to their existence and as to whether they can be mined economically. It cannot be assumed that all or part of the inferred mineral resources will ever be upgraded to a higher classification.

(5)	Reported above a cutoff grade of 0.01% U3O8
(6)	Reported above a cutoff grade of 0.02% U3O8

Recent drilling at Mutanga has validated the previous historical drilling data and provided increased confidence in the U3O8 grade, geological interpretation and tonnage factors resulting in a significant portion of Mutanga being classified as indicated mineral resources. The remainder of the mineral resource has been assigned to the inferred mineral resource category, due to the limited understanding of geological continuity, low drilling density and the uncertainty surrounding the historical data.

Historical Estimates

On several of Denison’s mineral properties, estimates of mineral reserves or mineral resources have not been prepared in accordance with NI 43-101; however, historical mineral resource estimates exist for the projects, as discussed below. The Company is not treating the following historical estimates as current mineral resources or reserves.

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In Canada, on the McClean Joint Venture, the McClean South trend is located parallel to and approximately 500 metres south of the McClean North trend (see “Mineral Properties – McClean Lake”). There are two presently known mineralized pods which were drilled by Canadian Oxy during 1979-1980: the Southwest Pod and the Southeast Pod. The original owner of the property, Canadian Oxy, prepared estimates of tonnages, grades and contained uranium for these deposits as of 1980, which have not been verified by Denison. The results of these estimates are set out below.

McClean South Historical Estimates(1)(2)

				Company’s
	Tons	Grade	Pounds of U3O8	Share
	(,000)	(% U3O8)	(,000)	Pounds U3O8 )
Deposit				(,000)
Southwest Pod	47.6	2.10	2,000	500
Southeast Pod	126.7	0.73	1,900	400

Notes:
(1)	The historical estimates do not comply with the requirement of NI 43-101. CIM definitions are not used.
(2)	The historical estimates cannot be verified and the estimates are not necessarily indicative of the mineralization on the property.

This trend will require future evaluation to upgrade this historical estimate as a current mineral resource estimate.

On the Haraat deposit in Mongolia, Geologorazvedka prepared an estimate of the mineral resources in 1998. The methodology used for the historical mineral resource estimation at Haraat is standard in the former Soviet Union. It used Russian gamma logs from the 1988 and 1994 drilling and American gamma logs for the 1996 drilling, which were all converted to a common database and corrected for disequilibrium using the results of 1,950 core sample chemical analysis. A correction was also applied for moisture content for mineralization below the water table.

The methodology for the Haraat mineral resource estimate is considered reliable to the level of classification specified. As reported in the 2007 Mongolia Report, Scott Wilson RPA considers that the mineral resources, as shown in the following table, in the Haraat area are equivalent to inferred mineral resources and, because they are potentially economic, are relevant.

Haraat Historical Estimate(1)(2)

				Company’s
		100% Basis		Share(4)
Category	Tonnes	Grade(3)	Pounds U3O8	Pounds U3O8
	(,000)	(% U)	(,000)	(,000)

Inferred Mineral Resources	10,600	0.023	6,400	5,400

Notes:
(1)	The mineral resource estimate does not comply with the requirements of NI 43-101. In the opinion of Scott Wilson RPA, the classification complies with CIM definition standards.

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(2)	The historical estimates cannot be verified and the estimates are not necessarily indicative of the mineralization on the property.
(3)	The cut-off grade is 0.01% eU (0.012%U3O8).
(4)	Based on 85% interest in the GSJV.

Part of the Haraat deposit is above the water table and part is below. The mineral resources below the water table are presently considered potentially exploitable by ISR methods. Mineralization above the water table requires further work to confirm its possible economic potential and is not included in the historical resource estimate.

In June 2007, the Company received a technical report entitled “Technical Report on the Elliot Lake Property, Elliot Lake District, Ontario” from Scott Wilson RPA (the “Elliot Lake Report”), a copy of which is available on SEDAR. Scott Wilson RPA compiled the historic mineral resources for the Elliot Lake deposits and reported in accordance with the requirements of NI 43-101. The mineral resource estimate is based on historical mine records at the time of the shutdown of the mines in 1992. No subsequent work has been carried out since that time.

Elliot Lake Historical Estimates(1)(2)(3)(4)

	100% Basis		Company Share
Category	Tons	Grade	Pounds of U3O8
	(,000)	(pounds/ton)	(,000)

Developed	89,200	1.29	115,000
Undeveloped	80,500	1.13	90,000
			205,000

Notes:
(1)	The mineral resource estimate does not comply with the requirements of NI 43-101. CIM definitions are not used.
(2)	The cut-off grade is 0.8 pound/ton U3O8.
(3)	A minimum mining width of 6 feet was used and no mining recovery factors were applied.
(4)	The historical estimates cannot be verified and the estimates are not necessarily indicative of the mineralization on the property.

In the opinion of Scott Wilson RPA, although the historical estimate cannot be verified, the estimate is considered to be reasonable based on the estimation methods at the time. The current historical resource, without access to the drilling information, cannot be classified directly under the CIM classification standards incorporated under NI 43-101. The mineral resource estimates were originally classified for the purposes of the Elliot Lake Report as developed and undeveloped. Developed mineral resources are those resources that have been developed for mining and represent total mineralization remaining after partial extraction during the previous mining operations. Undeveloped mineral resources are located in blocks beyond existing development workings where no mining has taken place.

Denison completed the acquisition of Rockgate in January 2014 and, as a result, added the 100% owned Falea uranium project in Mali to its portfolio of assets in Africa. Prior to Denison’s acquisition of Rockgate, Rockgate received mineral resource estimates in 2012 prepared by Minxcon (Pty) Ltd for the Falea deposit which have not been verified by Denison. No subsequent work has been carried out since that time. The results of these estimates are set out below.

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Falea Historical Estimates(1)(2)(3)

		100% Basis = Company’s Share
Category	Tonnes	Grade	Pounds	Grade	Pounds	Grade	Ounces
	(,000)	(% U3O8)	U3O8	(% Cu)	Cu	(g/t Ag)	Ag
			(,000)		(,000)		(,000)

Measured	1,390	0.140	4,300	0.197	6,000	79	3,500
Indicated	14,280	0.079	25,300	0.217	68,200	53	24,400
subtotal M&I	15,670	0.084	29,600	0.215	74,200	55	27,900
Inferred	15,350	0.044	15,700	0.240	81,200	18	8,900

Notes:
(1)	The mineral resource estimate does not comply with the requirements of NI 43-101.
(2)	The cut-off grade is 0.03 % U3O8.
(3)	The historical estimate cannot be verified and the estimate is not necessarily indicative of the mineralization on the property.

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Mineral Exploration

Saskatchewan
In the Athabasca Basin, Denison currently has interests in 41 exploration projects, which are located primarily on the eastern side of the Basin. During 2014, 52,260 metres were drilled on 10 projects which Denison operates A further 5,645 metres were drilled by ARC on the McClean and Wolly properties and 9,838 metres were drilled by Cameco on the Mann Lake property. The highlight from the 2014 drilling results is the discovery of the Gryphon zone at the 60% owned Wheeler River project, plus the extension of high grade mineralization at the Phoenix A deposit – also at Wheeler River. Results from Denison’s highest priority properties from the 2014 program are discussed below.

Wheeler River
Denison holds a 60% interest in the Wheeler River project consisting of 19 mineral claims totalling 11,720 hectares. The other parties are Cameco with a 30% interest and JCU holding the remaining 10%. Denison is the operator. Wheeler River is favourably located along strike from the McArthur River mine and is underlain by many of the same geological features. A prime target during the 2005 to 2008 period has been the quartzite ridge, where significant but uneconomic mineralization has been intersected at a depth of 300 metres, at two different locations along the footwall of the ridge separated by 600 metres.

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A total of 27,263 metres was drilled in 58 holes at Wheeler River in 2012. Most of the drill holes (51) targeted mineralization at the Phoenix deposit. The other seven tested regional targets. Most of the drilling at Phoenix was definition drilling. Highlights include WR-435 (25.80% eU3O8 over 4.9 metres) and WR-437 (27.00% e U3O8 over 3.7 metres), both of which were drilled on a bulge in the deposit that is interpreted as a structural intersection.

Also, additional mineralization along strike to the northeast was observed in drill hole WR-447 which intersected 0.62% U3O8 over 6.8 metres. Other drill holes to the northeast have intersected significant alteration and structural disruption along trend, highlighting the open nature of the mineralized corridor in this direction.

In 2013, an aggressive exploration program at Wheeler River (25,650 metres in 50 drill holes) included some additional drilling at Phoenix, but focused more on exploration of other target areas that had been underexplored since the discovery of the Phoenix deposits. Highlights from this work include the discovery of a new area of mineralization at the 489 zone (i.e: 0.42% U3O8 over 3.0 metres in WR-518), and the extension of high grade mineralization at Phoenix (i.e: 43.8% U3O8 over 12.0 metres in WR-525).

Some additional infill drilling was completed at the Phoenix deposit in early 2014, This work was successful in extending high grade mineralization into some areas previously modelled as low grade. These results, combined with the results from 2013 prompted Denison to complete an updated mineral resource estimate for the Phoenix deposit in June, 2014.

Exploration efforts in 2014 were focused on the K trend along the western edge of the property. This resulted in the discovery of the Gryphon zone of high grade basement hosted uranium mineralization within the K North area, approximately three kilometres northwest of the Phoenix deposit. Drill hole WR-556 was the discovery hole, intersecting 15.3% U3O8 over 4.0 metres approximately 180 metres beneath the sub-Athabasca unconformity. Subsequent drilling on a coarse 50 metre x 50 metre grid defined a substantial zone of uranium mineralization that consists of several parallel, stacked lenses of varying thickness that are concordant with the moderate east dipping stratigraphy and foliation, and plunge moderately to the northeast. At the end of 2014 the zone measured approximately 350 metres in the along plunge dimension and 60 metres across the plunge and is open in both the up-plunge and down-plunge directions. No mineral resources have been estimated for the zone to date.

McClean Lake
The McClean Lake project includes the deposits of the Sue Trend, and the JEB, Caribou and McClean Lake sandstone hosted deposits. The "Sue Trend" represents an arcuate graphitic gneiss which flanks various granitic domes, and one of these domes is associated with virtually all of the mineralization at the property. Depths to basement are relatively shallow, rarely exceeding 175 metres, which is well within the range of open pit mining methods. The Sue trend is host to five deposits, including Sue A, Sue C, Sue E and Sue B, all of which have been mined. The McClean group of deposits represents the fifth largest property in the Athabasca Basin in terms of production and identified mineral resources and has produced almost 50 million pounds U3O8 since inception. In the Company’s view, significant exploration potential still remains.

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Work in 2012 involved a continuation of the “brown-field” drilling program focused on discovering or expanding additional uranium resources proximal to existing deposits. A total of 4,300 meters of drilling was completed in 16 drill holes in the vicinity of Candy Lake at the McClean North deposit area. There were no results of significance from this drilling.

An additional 18 drill holes totalling 4,110 metres were completed at McClean Lake in 2013. Most of the drill holes were located in the JEB south area within three kilometers of the McClean mill and several intersected strong alteration zones associated with graphitic basement structures. This work was followed by additional drilling (2,515 metres) in 2014 in the JEB south, Vulture and Bena grid areas. No significant mineralization was intersected.

Midwest
No exploration activity has been carried out at the Midwest project since 2012.

Wolly
The Wolly uranium exploration project is a large and well located property which surrounds the McClean Lake uranium operations and comprises approximately 23,700 hectares, making it double the size of the Wheeler River project. Current ownership of the Wolly project is ARC at 62.9% and operator, Denison at 22.5% and JCU at 14.6% .

Wolly was first explored in the mid-1970s by its prior owners, due to its proximity to the Rabbit Lake discoveries. Because of the relatively shallow depths to the unconformity, which do not exceed 200 metres, drill testing there is less expensive than many other properties in the area. Wolly was originally included in the McClean Lake project area until the decision was made to place McClean into production, at which time McClean was separated from Wolly.

A drilling program consisting of 15 drill holes totaling 2,340 metres was completed in 2013. Most of the holes targeted electromagnetic conductors at the Snake Lake grid area. No significant mineralization was intersected.

In 2014, an additional program of diamond drilling consisting of 3,130 metres in 17 drill holes was completed in the Lasoy, Burnt Island and JEB south target areas. No significant mineralization was intersected, although structured graphitic basement and significant alteration in both the sandstone and basement were intersected in the JEB south area.

Bachman Lake Project
On Denison’s wholly-owned Bachman Lake project, early work concentrated on the two known conductor systems ML-1 and ML-2, while large parts of the property have only seen regional work. Denison believes that there is good potential for the discovery of unconformity type uranium mineralization on this property. As the project was in good standing, no work was carried out from 2010 to 2012.

In 2013, the Company completed 2,170 metres of drilling in three drill holes under the terms of an agreement with IEC. IEC was granted a one-time right to earn a 20% interest in the property by funding the 2013 drilling. No significant mineralization was intersected in the drilling, but several features worthy of follow up including graphitic structures and sandstone alteration were observed. The 2013 drilling was followed by a two hole, 1,194 metre program in 2014 as part of a combined Bachman Lake - Crawford Lake helicopter supported drilling program. The highlight of the program was the intersection of a large volume of sandstone alteration above faulted graphitic gneisses in drill hole BH-14-07 that may be an extension of the alteration zone, also intersected in 2014, along the CR-5 conductor on the adjacent Crawford Lake claim.

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Bell Lake
The Bell Lake project became wholly owned by Denison following the JNR Acquisition and is located in the Athabasca Basin some 50 to 75 kilometres northwest of the Rabbit Lake mine. The project consists of nine claims totalling 26,550 hectares. Historic drill holes on the property indicate that the conductive horizons may be attributed to graphite and sulphides in the basement lithologies.

In 2012, the Company completed a winter geophysical survey and completed 2,100 metres of drilling in six drill holes. No significant mineralization was intersected in the program, however thick sequences of faulted graphitic basement rocks were observed.

An aggressive program of geophysical surveying including DC-resistivity and electromagnetic surveys were completed in 2013 to help refine targets for drilling in 2014. Eleven drill holes totalling 6,180 metres were completed in 2014 in both the Bell North and Bell South areas. No significant mineralization was intersected. Future exploration efforts will continue to systematically evaluate untested conductors on the property, portions of which will be prioritized with geophysical surveying.

Crawford Lake Project
Crawford Lake is 100% owned by the Company. A small program of diamond drilling consisting of 780 metres in one drill hole was completed during the summer of 2013 in conjunction with the work at the contiguous Bachman Lake project.

Exploration efforts at Crawford Lake were ramped up in 2014 beginning with a program of electromagnetic geophysical surveying that identified the new CR-5 conductor. This was followed by a five hole, 2,995 metre drilling program that was concentrated on the new conductor. Several drill holes encountered large volumes of sandstone alteration (desilicification, clay and bleaching) above structurally disrupted graphitic gneisses, most of which were intersected deep in the basement. Further drilling is required to evaluate this large alteration zone.

Hatchet Lake Project
Denison holds a 58.06% interest in the Hatchet Lake property with Anthem Resources Inc. (“Anthem”) holding the remaining 41.94%. Denison is the operator. The property currently consists of 11 claims, totalling 33,930 hectares, which were acquired in 2004 and 2005. The area has been previously explored over the last 40 years by a number of prior owners including Urangesellschaft Canada Ltd., Saskatchewan Mining Development Corporation, Cogema Resources Inc. (now ARC), Numac Oil and Gas Ltd., Gulf Minerals Canada Ltd., Asamera Minerals Corp., Eldorado Resources Ltd., Cameco, JNR and the Company. Previous work has outlined several areas of interest in the Wollaston meta-sediments which surround broad Archean granite domes on the property.

In the Richardson-Crooked Lake area, geophysical surveys and about 150 drill holes have been completed over the 10 kilometre trend since 1976. This work outlined NW-SE trending conductors, anomalous radioactivity (up to 5,500 cps) at the unconformity, indicative alteration including bleaching, hematization and quartz dissolution concentrated near the unconformity, sheared graphite in the basement pelites and anomalous base metal values in basement fault zones and the basal sandstone. On the southeast part of the property, fairly comprehensive work has been completed in the Tuning Fork Lake area. In this area there is evidence of a NE oriented structure with unconformity offset. Hole Q20-1 intersected 0.1% U over 0.5 metres within basement lithologies in the hanging wall of the fault.

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A winter drilling program consisting of 2,370 meters in 13 drill holes was completed in the Richardson Lake area of Hatchet Lake in 2013. The highlight of the program was the discovery of a new zone of uranium mineralization on the Crooked Lake grid. The best drill result was 0.20% U3O8 over 1.9 metres in drill hole RL-13-16.

In 2014, additional drilling (2,030 metres in 10 drill holes) was completed in the Richardson Lake area, primarily to follow up the 2013 results in RL-13-16. The program was not successful in extending the mineralization and that part of the Richardson Lake area has been down-graded in terms of prospectivity. To the south, drill hole RL-14-27 intersected an interesting zone of Pb-Zn-Ag mineralization that may be sedimentary-exhalative in origin. The zone contains 3.7% Pb, 0.3% Zn and 21 g/t Ag over 8.6 metres.

Johnston Lake
The Johnston Lake project is located approximately 40 km west of Points North and is accessible by float or ski plane. A winter drill road from the Cigar Lake mine site makes the area accessible by four-wheel drive in the winter months. The property consists of seven claims totalling 24,598 hectares. The property is underlain by Athabasca Group sandstones, which in turn overly Mudjatik Domain metamorphic rocks. The depth to the unconformity varies between 580 and 650 metres in the project area.

In 2009, Pitchstone Exploration Ltd. signed an option agreement with Denison to earn up to a 75% interest in the Johnston Lake project by spending CAD$1.0 million by February 28, 2012 to earn an initial 49%, and then spending an additional CAD$1.0 million by February 28, 2014 to earn a further 26% interest. In March 2011, Pitchstone informed the Company that it had met the requirements for the initial earn-in. Pitchstone was acquired by Fission in 2012 and Fission was acquired by Denison in 2013. As a result Denison now owns 100% of this property.

Over the period of 2009 and 2010, Pitchstone carried out a re-logging program and drilled a total of three holes on the property. Two of the three holes intersected weakly elevated uranium pathfinder elements and favourable basement lithologies. In 2011, they conducted a further three hole drill program. Weak uranium mineralization was intersected in two of the three drill holes.

No work was completed on this project in 2012. Three drill holes totalling 2,080 metres were completed at Johnston Lake in 2013 along with a DC-resistivity geophysical survey. This was followed by additional DC-resistivity surveying in 2014.

Moore Lake
The Moore Lake property became wholly owned by Denison following the JNR Acquisition and comprises 12 contiguous claims totaling 35,705 hectares. The property is located in the southeastern portion of the Athabasca Basin in the La Ronge Mining District of Saskatchewan. The Moore Lake property is subject to a 2.5% net smelter return royalty. The target on the Moore Lake property is an Athabasca unconformity type deposit.

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Early exploration on the Moore Lake project has been at the Maverick zone, although uranium mineralization has been intersected in several other locations on the project. The primary exploration target area on the project is the 2.5 km long Maverick mineralized trend where pods of high grade unconformity-type mineralization have been outlined. Basement and sandstone hosted mineralization have also been intersected on the Avalon, Venice, Rarotonga, and Nutana Grid areas. Mineralized intercepts have been recovered along nearly 800 metres of strike, and the mineralized system has been traced by wide-spaced drilling for over three kilometres. Based on the program of 13 holes drilled in 2008, it was determined that the Maverick Zone was too small to be economically significant. Since then, work has consisted of several campaigns of resistivity geophysical surveying to identify targets along a reappearance of the Maverick stratigraphy.

A 2012 drill program was planned to follow up on the 2011 results, but due to poor winter conditions resulting in a lack of ice, the eight hole program was postponed. The work was eventually completed in 2013 with a program of DC-resistivity geophysical surveying and 5,110 metres of drilling in 12 drill holes – all of which were drilled in the Maverick extension – Esker grid areas. No significant mineralization was intersected.

In 2014, Denison completed additional DC-resistivity surveying plus a 4,100 metre (10 hole) drilling program. Targets were DC-resistivity anomalies along untested portions of electromagnetic conductors away from the Maverick extension – Esker grid areas, particularly in the Puka-Puka grid area. No significant mineralization was intersected, although several intervals of graphitic gneiss were observed.

Murphy Lake Project
Dension holds a 58.94% interest in the Murphy Lake project, with Anthem holdings the remaining 41.94%. Denison is the operator.

In 2012, an airborne VTEM survey was planned to better define the conductors identified in 2011, but the work was delayed due to adverse winter conditions and was actually completed in the spring of 2013. The survey was successful in extending the conductors. The only work completed in 2014 was a DC-resistivity geophysical survey on the main portion of the Murphy Lake property. Both the 2013 VTEM survey results and the 2014 DC-resistivity results require follow-up exploration.

Park Creek
Denison is the operator of the Park Creek uranium exploration project and has a 49% interest. Cameco holds the remaining interest and has entered into an agreement with Denison whereby Denison can earn an additional 26% interest by incurring expenditures of CAD$3,350,000 before the end of 2017.

The current project lands were staked by Cameco in 1992. These lands were previously explored as part of the Umpherville Lake Project by Noranda in the 1970’s and until the mid-1980’s, and then by Rio Algom Ltd. until the early 1990’s. Most of Cameco’s exploration activities, which followed this period until 2004, were focused on the Bird Lake thrust fault which traverses the central portion of the property on the Esker grid. Based on exploration to date, boulder sampling on the project indicates a broad illite anomaly and an area of weak uranium and lead enrichment on the Esker grid.

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Denison has carried out geophysical surveys and several drill programs. Drilling along the Bird Lake Fault on the Esker grid has located areas of strong alteration and anomalous geochemistry in the vicinity of the intersection of north-south faults with the Bird Lake fault.

No work was carried out on this project from 2011 to 2013. In 2014 a six hole, 1,910 metre program of diamond drilling was completed at Park Creek. No significant alteration or mineralization was observed in the core from any of the drill holes.

Russell Lake
Russell Lake is a joint venture between the Company (37.82%), Cameco (57.18%) and W. Boyko (5%). Denison is the operator. A program of diamond drilling was completed in 2013 consisting of two drill holes totalling 1,010 metres. The drill holes targeted an electromagnetic conductor, but no significant alteration or mineralization was observed. No work was completed in 2014.

South Dufferin
The South Dufferin project is 100% owned by Denison and is an amalgamation of the South Dufferin and Snowbird properties, the latter having been acquired through the JNR Acquisition. South Dufferin is located just off the southern margin of the Athabasca Basin along the southern extension of the Virgin River Shear Zone which hosts known uranium mineralization at Cameco’s Centennial deposit approximately 20 – 25 km along trend to the north. Exploration potential exists for basement-hosted uranium mineralization associated with the Dufferin Lake fault (which has an apparent offset of 200m+) and parallel faults within the Virgin Lake Shear zone. Airborne EM and gravity have outlined several zones of interest within the property.

Exploration has been active in the general Dufferin Lake area since as early as 1959. Work completed has ranged from reconnaissance geochemistry to geophysics and diamond drilling, primarily on base metal targets.

In 2011, JNR Resources Inc. completed nine diamond drill holes totaling 1,190 meters in dispositions S-107818 and the northern edge of S-111427. Four of the nine holes intersected elevated uranium with locally anomalous concentrations of base metals and boron. Significant clay alteration was intersected in one of the drill holes (SB-11-02) over a 100 m down-hole length.

No work was completed in 2012, but following the JNR Acquisition Denison completed a summer drilling program in 2013 consisting of 11 shallow drill holes totalling 1,270 metres.

Several iron sulphide bearing intervals were intersected that appear to explain most of the conductor targets. No significant uranium mineralization was intersected. No work was completed in 2014.

Waterbury Lake
Waterbury Lake is a 40,256 hectare collection of 13 irregularly shaped contiguous claims and one separate claim in the eastern Athabasca Basin of northern Saskatchewan, Canada. The property is located approximately 12 km north of Points North Landing, contiguous with Denison’s Midwest property. Waterbury Lake was acquired through the acquisition of Fission in 2013.

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Uranium exploration has been undertaken on the property for over 40 years. Numerous and varied programs have been carried out on different portions of the property, including diamond drill campaigns, airborne and ground geophysics, boulder sampling and prospecting since 1969.

After the discovery of the J Zone uranium deposit at the beginning of the 2010 winter program, drilling on the Waterbury Lake property focused primarily on delineating mineralization and establishing possible extensions along strike. Additional drill holes targeted new geophysical and geochemical targets in the Highland and Talisker areas which returned indications of additional mineralized zones. During the winter and summer 2010 drill programs a total of 60 drill holes were completed yielding 16,422m of core.

Fission completed a large amount of additional drilling on the Property in 2012 and 2013, almost all of which was step-out and infill drilling on the J Zone.

Denison completed a modest program of geophysics and 2,350 metres of diamond drilling in six drill holes at the Aran target area and the north edge of the Waterbury dome during the summer of 2013. This work was followed in 2014 by 37.2 line kilometres of DC-resistivity geophysics in the Discovery Bay corridor and 3,100 metres of diamond drilling in nine drill holes. The primary focus of the drilling was the Discovery Bay corridor to the west of the J Zone, and the Oban target area. Drilling was successful in expanding the weak mineralization at Oban, with the best result being 0.09% U3O8 over 3.5 metres in drill hole WAT14-407. Along with the weak uranium mineralization, Denison is encouraged by the volume and intensity of basement and sandstone alteration in the Oban area, the presence of graphitic structures in the basement and the paucity of prior drilling. This area will be a focus of future exploration programs.

Other Denison Projects
Denison also has several other projects located in the Athabasca Basin including:

•	Brown Lake (100% Denison)
•	Candle (43.81% Denison, 31.19% Uranium One, 25.0% JCU)
•	Darby (58.42% Denison, 41.58% Uranium One)
•	Ford Lake (100% Denison)
•	Jasper Lake (100% Denison)
•	Lynx (58.42% Denison, 41.58% Uranium One)
•	Marten (50% Denison, 50% JOGMEC)
•	Moon Lake (58.42% Denison, 41.58% Uranium One)
•	Packrat (100% Denson)
•	Perpete Lake (100% Denson)
•	Stevenson River (100% Denson)
•	Torwalt Lake (100% Denson)
•	Turkey Lake (100% Denson)
•	Waterfound North (58.42% Denison, 41.58% Uranium One)
•	Wolverine (50% Denison, 50% JOGMEC)

Mongolia
In 2012, drilling totaling 29,700 metres was completed in two licence areas. At the Ulziit site, drilling totaled 14,900 meters to fulfill two objectives. First, drilling spacing was reduced in a known mineralized area in order to support resource estimation in accordance with Mongolian standards (required to convert to mining licences). Second, drilling was completed to test southerly extension of the mineralized area that was initially delineated in 2011. The second objective was also met, and the mineralized trend at Ulziit now approaches 4 km in length and remains open in three directions. On the Urt Tsav licence, 14,800 metres of drilling were completed to assess the resource potential of this project. The 2012 drilling continued to yield low grade results, and as a consequence, the licence was released.

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The mineral resource estimates prepared internally for the Ulziit and the Gurvan Saihan projects were accepted and approved by the Mineral Resource Committee of Mongolia in 2012. The internal GSJV resource estimates for the Hairhan, Haraat, Ulziit, and Gurvan Saihan projects are all now finalized and in good standing with the relevant Mongolian agencies. The formal registration of resources in the State Registry is a required component to convert exploration licences to mining licences in Mongolia.

In 2013 and 2014, GSJV work focused on support of ongoing work to finalize restructuring of the GSJV and to obtain mining licences. No exploration or development drilling were conducted for the GSJV in 2013 and 2014.

Mutanga
A total of 18,160 metres of drilling was completed in 78 RC and 59 diamond drill holes during 2012. Several areas were targeted, including: Dibwe North, Mutanga East, and the Dibwe-Mutanga corridor. Deep drill holes were also completed at Dibwe and Mutanga to test for mineralization below those deposits. New mineralization was intersected at Mutanga East and Dibwe East Zone 4.

Work in 2013 included soil geochemical surveying, geological mapping, radon surveying and airborne geophysics (VTEM). No drilling was completed in 2013. The exploration programs successfully highlighted two new areas containing coincident airborne radiometric, soil uranium and radon anomalies. These will require drilling follow-up. Exploration in 2014 consisted of a program of soil geochemical surveying, radon surveying and excavator trenching of 2013 soil and radon anomalies. Elevated radioactivity was encountered in several trenches and these zones represent good drilling targets.

Falea
Denison acquired the Falea project in Mali through the acquisition of Rockgate. Falea is located approximately 250 kilometres west of Bamako, near the Senegal and Guinea borders.

Uranium, copper and silver mineralization at Falea was first discovered by Cogema in the 1970’s at the Central zone. Cogema eventually abandoned the project in the 1980’s and it was acquired by Delta Mali (now a Rockgate subsidiary) in February 2007. Drilling began in the Central zone and progressed northward, resulting in the discovery of the North zone in late 2007.

Most of the mineralization at Falea occurs in the flat lying Kania sandstone, flanked by argillaceous units above and below. The Kania sandstone is located near the bottom of the Neoproterozoic to Carboniferous Taoudeni basin, which sits unconformably on top of highly disturbed older Proterozoic Birrimian metasediments and metavolcanics.

A diamond drilling program consisting of 5,900 metres in 19 holes was completed by Rockgate in 2013. Exploration in 2014 consisted of a program of soil geochemistry and radon surveying plus geological mapping.

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Quality Assurance and Quality Control Procedures and Protocols

The following section details the Quality Assurance and Quality Control (“QA/QC”) procedures and protocols for all exploration programs operated by Denison.

Athabasca Basin
Selected control points on historic and newly cut grids are located by differential Global Positional System (“GPS”). Diamond drill holes are usually laid out in the field using local grid coordinates as the main reference. Upon completion they are surveyed with a differential GPS. The GPS allows very accurate definition of the surface elevation control, which is critical in locating any unconformity offsets. Denison also collects down hole spatial data which allows determination of the true position of the entire drill hole, as the azimuth and dip down the hole often varies from that at the collar of the hole.

Denison collects several types of down hole geochemical data during drilling operations, as follows:

•

Regular geochemical samples of core are taken for multi-element geochemical analysis to determine background levels of 53 elements. Elevated concentrations of certain elements can then aid in economic evaluation of the drill hole. These samples are collected systematically down the drill hole at intervals in the 5.0 to 10.0 metre range. Three to five selected samples of less than 5 centimetres are composited to make up this sample.

•

Regular samples are taken for clay analysis by spectrometer (PIMA). The speciation of clays determined by this method helps to characterize proximity to mineralized alteration zones at the unconformity. Less than 10 centimetres of sample is collected for this analysis.

•

Following completion of drilling, the hole is flushed with water for an hour to remove any material from the bottom of the hole, and then a radiometric probe is lowered through the rods to within 10 metres of the bottom. Readings are taken both on the way down and on the way up. Probe results are presented as “grade equivalent” eU3O8. The downhole probes are calibrated originally by the manufacturer at test pits with known mineralization in the United States. These probes are also regularly tested in the test pits at a government-owned facility in Saskatoon. In addition, Denison further calibrates the probes with a correlation curve of probe grades versus corresponding high-grade assays on split core as received from the laboratory. At the Wheeler River project, different probes are used depending on the observed grade of mineralization at the unconformity as the standard probes generally become saturated at grades above 20% U3O8.

•

Assay data is collected where the geologist suspects, on the basis of alteration, geology, scintillometer and probe results, that the grade of a sample could be greater than 0.01% U3O8. Sample lengths are usually 0.5 metres. Flank samples are taken above and below the suspected mineralized interval to geochemically constrain this mineralization. These samples are split longitudinally with a mechanical splitter, and half of the core is returned to the core box as a permanent record. Samples are placed in individual plastic bags along with a sample tag. The bag is sealed and a corresponding tag is stapled to the core box where the core was removed. Samples are shipped to the analytical lab in five gallon pails.

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Once the diamond drill core is geologically logged but before sampling, the core is photographed and the core boxes are labelled with aluminium tags. After sampling, all core is stored in specially constructed core racks out of doors in the event the core needs to be re-logged or re-sampled in the future.

The geochemical lab routinely inserts standard reference materials and blanks into batches of the Company’s samples as an internal check on accuracy and contamination. The Company regularly submits a variety of duplicate samples in the sample stream as a check on the precision of the analytical lab. Due to the inherent problems of storing and transporting reference standards containing uranium mineralization, no external standard reference materials are submitted in the sample stream. Down hole radiometric probe results also provide data that is useful for assessing the accuracy of the laboratory results.

All analyses are conducted by SRC, a Standards Council of Canada (CCRMP) certified analytical laboratory in Saskatoon. SRC has specialized in the field of uranium research and analysis for over 30 years and is a CNSC licenced laboratory for the analysis of uranium samples.

The sample preparation and analytical protocols are as follows:

•

Drill core samples are received by the analytical laboratory from Denison in sealed five- gallon plastic or metal pails. Each sample is contained in a sealed plastic bag with a sample tag. A packing slip is enclosed that contains instructions and a sample number list. Samples are verified against the packing slip. Any extra samples or missing samples are noted and Denison is informed.

•	Samples are sorted by the analytical laboratory according to location (sandstone or basement origin) and level of radioactivity, and are dried and processed as follows:

- Samples are processed from lowest to highest radioactivity.
- Crushed to 60% -2 millimetres. Approximately 200 grams of crush is riffled out then ground in a chrome steel grinding mill to 90% -106 microns.
- Replicates are chosen at random and another 200 grams of crush is riffled and ground.

•	The pulp is digested in aqua regia leach and diluted. The solutions are then analyzed by ICP for % U3O8.

•	Certified U3O8 standards are analyzed with samples with corresponding uranium levels. The detection limit is 0.002 wt% U3O8. Accuracy at various concentrations of U3O8 are listed below:

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Sample #	%U3O8	Typical Accuracy
BL-1	0.026	±0.004
BL-4a	0.147	±0.004
BL-2a	0.502	±0.008
BL-3	1.21	±0.02
BL-5	8.36	±0.10
RS2-11	48.0	±0.7

Check assays are done on selected pulps by DNC (Delayed Neutron Counting) at SRC. All radioactive samples are monitored and recorded as per CNSC licence 01784-1-09.0.

Mongolia
All uranium exploration technical information is obtained, verified and compiled under a formal QA/QC program in Mongolia. The following details the protocols used by all Denison staff and consultants.

Site geologists lay out drill holes, generally on regular grids depending on the stage of exploration and amounts of existing and planned drilling in each campaign. Following drilling, all hole locations are surveyed, using differential GPS, by a certified surveying company registered in Mongolia. In accordance with Mongolian requirements, site topography maps are also prepared at 1:5,000 scale for active sites.

Processes for Determining Uranium Content by Gamma Logging
Exploration for uranium deposits in Mongolia typically involves identification and testing of permeable sandstones within reduced sedimentary sequences. The primary method of collecting formation is through extensive drilling and the use of down hole geophysical probes. The down hole geophysical probes measure natural gamma radiation, from which an indirect estimate of uranium content can be made, and probes also measure electrical properties of rock, from which lithology information can be derived.

The radiometric (gamma) probe measures gamma radiation which is emitted during the natural radioactive decay of uranium. The gamma radiation is detected by a sodium iodide crystal, which when struck by a gamma ray emits a pulse of light. This pulse of light is amplified by a photomultiplier tube, which outputs a current pulse. The gamma probe is lowered to the bottom of a drill hole and data is recorded as the tool is withdrawn up the hole. The current pulse is carried up a conductive cable and processed by a logging system computer which stores the raw gamma cps data.

If the gamma radiation emitted by the daughter products of uranium is in balance with the actual uranium content of the measured interval, then uranium grade can be calculated solely from the gamma intensity measurement. Down hole cps data is subjected to a complex set of mathematical equations, taking into account the specific parameters of the probe used, speed of logging, size of bore hole, drilling fluids and presence or absence of and type of drill hole casing. The result is an indirect measurement of uranium content within the sphere of measurement of the gamma detector.

The basis of the indirect uranium grade calculation (referred to as "eU3O8" for "equivalent U3O8") is the sensitivity of the sodium iodide crystal used in each individual probe. Each probe's sensitivity is measured against a known set of standard "test pits," with various known grades of uranium mineralization, located at the U.S. DOE’s Grand Junction, Colorado office. The ratio of cps to known uranium grade is referred to as the probe "K-Factor," and this value is determined for every gamma probe when it is first manufactured and is also periodically checked throughout the operating life of each probe. Application of the K-Factor, along with other probe correction factors, allows for immediate grade estimation in the field as each drill hole is logged.

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Core Sampling, Processing, and Assaying
Approximately 10% of holes drilled are cored, and core recovery typically exceeds 75%. Core diameter is normally 63.5 mm (HQ) or 85 mm (PQ). Core is scanned by a handheld scintillometer at 0.5m intervals through the entire core and at 0.1 metre intervals in mineralized sections to ensure precise segregation. Based on scintillometer scanning and comparison with down hole gamma logging results, individual mineralized zones are specified for sampling. The core is photographed following marking of depth and sampling intervals. Typically core is only taken over select intervals of interest as identified from logging of drill holes. This reduces the amount of core through barren zones or horizons of no interest and greatly reduces overall exploration costs.

Core sampling and analyses are conducted for the following purposes:

•	To verify lithology as interpreted from geophysical logging and examination of drill cuttings;
•	To determine uranium concentration as a general check of gamma probing to verify if gamma results and chemical uranium content are close to balance;
•	To determine the ratio of radium and uranium to assess the state of “radiometric disequilibrium”;
•	For whole rock analysis;
•	To test metallurgical properties;
•	To conduct additional specialized tests on the proprieties of mineral bearing rock.

For zones selected for laboratory analyses, one half of the core will normally be used. The minimum length of core submitted is usually 0.2 metres and the maximum length per sample is 1.0 metres. Core samples are prepared at Activation Laboratories Ltd.’s facilities in Ulaanbaatar, Mongolia. After crushing, samples are ground to -200 mesh. Samples pulps are split into 250 to 300 gram portions for laboratory analyses. Analytical work is generally conducted at Activation Laboratories facilities in Canada.

In addition to coring selected holes or horizons, drill cuttings samples are caught and segregated at every two metres for all rotary mud drill holes. Cuttings samples can provide material for determination of host rock composition; for comparison of lithology as interpreted from electric logs; and for observation of oxidation-reduction zones and interfaces, which is an essential criteria for interpreting sediment hosted uranium deposits such as occur in Mongolia.

Site geologists are responsible for all data collection in the field and for posting data onto specific forms and entering data into data bases.

Quality Assurance and Quality Control Measures
Drill hole logging is conducted by an independent Mongolian contractor. The contractor developed its logging capabilities specifically to meet Denison’s logging requirements in Mongolia. The tools, and a complete set of spares, were manufactured by Mount Sopris Instrument Company in Golden, Colorado and were shipped to Mongolia in 2005 ahead of the drilling season. Denison has retained the services of a senior geophysical consultant to oversee training, implementation, and quality control protocols with the Mongolian logging contractor. All tools were checked and calibrated before being shipped to Mongolia, and a variety of system checks and standards are also established for routine checking and calibration of tools. In addition, Denison cased mineralized holes at centrally located exploration areas, and these cased holes can be logged periodically to ensure exact repeatability of the gamma probes.

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Drill hole logging data is stored on digital media in the logging truck at the exploration sites. The digital data are periodically brought in from the field locations to the Ulaanbaatar office. The raw and converted logging data are copied and then sent via e-mail to Denison, where all data is checked and reviewed.

Samples of drill core are chosen on the basis of radiometric data collected during core logging. This radiometric data is obtained by using a hand held scintillometer. The general concept behind the scintillometer is similar to the gamma probe except the radiometric pulses are displayed on a scale and the respective count rates are recorded manually by the geologist logging the core. The hand-held scintillometer provides quantitative data only and cannot be used to calculate uranium grades. However, it does allow the geologist to identify uranium mineralization in the core and to select intervals for geochemical sampling.

Additional samples are collected above and below the horizons of interest in order to "close-off" sample intervals. Sample widths are selected according to radiometric values and lithologic – geochemical breaks or changes. All reasonable efforts are made to ensure that splitting of the core is representative and that no significant sampling biases occur. Once the sample intervals are identified, an exclusive sample number is assigned to each interval and recorded by the on-site geologist.

After the geological logging of the core and sample selection, all of the selected sample intervals of drill core are split longitudinally at the drill site. One half of the core is placed in a new sample bag along with a sample tag corresponding to the sample number. The other half of the core is re-assembled in the core box and stored for future reference. Samples are transported to Ulaanbaatar under the supervision of the project geologists and delivered to either the Central Analytical Laboratory or Activation Laboratories Ltd. for preparation. As standard procedure, field duplicates are included in assay suites sent to the laboratories and reference samples are used to verify laboratory controls and analytical repeatability.

Duplicate samples (10-30% of total) are sent to an external laboratory for uranium assays. The specialized laboratory for radioactive elements at the Sosnovgeology state exploration enterprise in Irkutsk, Russia is used as the reference laboratory for external QC.

Zambia

All uranium exploration technical information is obtained, verified and compiled under a formal QA/QC program in Zambia. The following details the protocols used by all Denison staff and consultants.

Processes for Determining Uranium Content by Gamma Logging
Exploration for uranium deposits in Zambia typically involves identification and testing of sandstones within sedimentary sequences. The primary method of collecting information is through extensive drilling (both Reverse Circulation and Diamond Drill coring) and the use of down hole geophysical probes. The down hole geophysical probes measure natural gamma radiation, from which an indirect estimate of uranium content can be made.

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The radiometric (gamma) probe measures gamma radiation which is emitted during the natural radioactive decay of uranium.

The gamma radiation is detected by a sodium iodide crystal, which when struck by a gamma ray emits a pulse of light. This pulse of light is amplified by a photomultiplier tube, which outputs a current pulse.

The gamma probe is lowered to the bottom of a drill hole and data is recorded as the tool is withdrawn up the hole. The current pulse is carried up a conductive cable and processed by a logging system computer which stores the raw gamma cps data.

If the gamma radiation emitted by the daughter products of uranium is in balance with the actual uranium content of the measured interval, then uranium grade can be calculated solely from the gamma intensity measurement. Down hole cps data is subjected to a complex set of mathematical equations, taking into account the specific parameters of the probe used, speed of logging, size of bore hole, drilling fluids and presence or absence of and type of drill hole casing. The result is an indirect measurement of uranium content within the sphere of measurement of the gamma detector.

The basis of the indirect uranium grade calculation (referred to as "eU3O8" for "equivalent U3O8") is the sensitivity of the sodium iodide crystal used in each individual probe. Each probe's sensitivity is measured against a known set of standard "test pits," with various known grades of uranium mineralization, located at the U.S. DOE’s Grand Junction, Colorado office. The ratio of cps to known uranium grade is referred to as the probe "K-Factor," and this value is determined for every gamma probe when it is first manufactured and is also periodically checked throughout the operating life of each probe. In addition, certain boreholes at the Mutanga property are cased and the probes are periodically checked for any instrument drift. Application of the K-Factor, along with other probe correction factors, allows for immediate grade estimation in the field as each drill hole is logged.

Core Sampling, Processing, and Assaying
In addition to purely geological purposes, drill core and reverse circulation chip samples are collected for the following reasons:

•	verification of lithology as determined from geophysical logging and examination of drill cuttings;
•	determination of uranium content as a general check of gamma probing to determine if gamma measurement and chemical uranium content are close to balance;
•	whole rock analysis; and
•	specific geochemistry for uranium species and other minerals of interest.

Core diameter is typically 61.1 millimetres. For intervals selected for laboratory analysis, one half of the core will normally be used and the other half retained as a permanent record. The length of core submitted is usually 0.5 metres and the maximum length per sample is one metre. Sample intervals are selected by geologists in the field based on lithology, mineralization and uranium grade (from gamma logging and from hand-held scintillometers).

Samples are analyzed at the ALS Minerals Laboratory in Johannesburg, South Africa. Samples are transported in a dedicated truck from Zambia to Johannesburg, South Africa where ALS Minerals operates a dedicated sample preparation facility. The sample is crushed, pulped and homogenized and a sample pulp representing 5.0% of the sample is sent to a secondary laboratory, Setpoint Laboratory (Africa Mineral Standard Group), which is fully certified and accredited for XRF Pressed Disc Analysis by South African standards. The Setpoint Laboratory Group is an ISO7025 accredited laboratory.

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Quality Assurance and Quality Control Measures
Drill hole logging is conducted by trained and dedicated personnel devoted solely to this task. The tools, and a complete set of spares, were manufactured by Mount Sopris Instrument Company in Golden, Colorado and were shipped to Zambia in 2007. Denison has retained the services of a senior geophysical consultant to oversee training, implementation, and quality control protocols with the Zambian logging personnel. All tools were checked and calibrated before being shipped to Zambia, and a variety of system checks and standards have also been established for routine checking and calibration of tools. In addition, a mineralized hole at the Mutanga Project was cased specifically to be logged periodically to ensure exact repeatability of the gamma probes.

Drill hole logging data is stored on digital media in the logging truck at the exploration sites. The raw and converted logging data are periodically copied electronically to the Company’s Lusaka, Toronto and Saskatoon offices, where all data is checked and reviewed.

Samples of drill core or reverse circulation drill chips are chosen on the basis of radiometric data collected during core logging. This radiometric data is obtained by using a hand-held scintillometer (RS 125 Super Gamma Ray Scintollometer), and on the basis of down hole probing results. The general concept behind the scintillometer is similar to the gamma probe except the radiometric pulses are displayed on a scale and the respective count rates are recorded manually by the technician logging the core or chips. The hand-held scintillometer provides quantitative data only and cannot be used to calculate uranium grades; however, it does allow the geologist to identify uranium mineralization in the core and to select intervals for geochemical sampling.

Additional samples are collected above and below the horizons of interest in order to "close-off" sample intervals. Sample widths are selected according to radiometric values and lithologic breaks or changes. All reasonable efforts are made to ensure that splitting of the core or bulk chip samples are representative and that no significant sampling biases occur. Once the sample intervals are identified, an exclusive sample number is assigned to each interval and recorded by the on-site geologist.

After the geological logging of the core or chips and the selection of representative samples, all of the remaining drill hole material is stored at site for future reference. Drill core is stored in metal trays, and reverse circulation drill chips are stored in numbered and tagged plastic bags. All samples, irrespective of type, are kept in buildings constructed for the purpose.

As standard procedure, field duplicates of reverse circulation drill chips are included in assay suites sent to the laboratory. Standard reference materials and blanks are used to monitor analytical accuracy and contamination.

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Manager of UPC

DMI is the manager of UPC. UPC is a public company with the primary investment objective of achieving an appreciation in the value of its uranium holdings. The Company does not, directly or indirectly, have an ownership interest in UPC. As manager, DMI provides the corporation’s officers and manages the activities of UPC including purchasing uranium for and on behalf of UPC as directed by the UPC board, arranging for its storage and attending to regulatory reporting for UPC.

For its management services, DMI receives the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of U3O8 and UF6 completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of CAD$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value greater than CAD$100.0 million and c) an annual fee up to a maximum of CAD$200,000, at the discretion of the Board of Directors of UPC, for on-going maintenance or work associated with an initiative. The management services agreement has a three-year term and may be terminated by either party upon the provision of 120 days written notice.

During 2014, DMI earned an aggregate of $2.18 million in management and commission fees as manager of UPC.

Denison Environmental Services

DES was formed in 1997 to provide mine decommissioning and mine care and maintenance services to industry and government, as well as to manage Denison’s post mine closure environmental obligations on its Elliot Lake landholdings. Over the last few years the focus of DES has changed from mine decommissioning to post-closure mine care and maintenance services and currently 93% of DES’s business comes from these post-closure mine care and maintenance services. DES is headquartered in Elliot Lake, Ontario.

The primary activities of DES in 2014 were: providing the ongoing monitoring of Denison’s two closed Elliot Lake mine sites; environmental monitoring, effluent treatment and maintenance services for Rio Algom Ltd.’s five closed Elliot Lake mines; the care and maintenance of the Mt. Nansen Mine in the Yukon; the care and maintenance of the closed Vale Shebandowan Mine and Whistle Mine in northern Ontario; and the care and maintenance of a closed base metal mine at Les Mines Selbaie in Quebec.

In 2014, DES also carried out work on several other smaller contracts.

Environmental, Health and Safety Matters

The Company has adopted an Environmental, Health and Safety Policy (the “EHS Policy”) that affirms Denison’s commitment to environmentally responsible management and compliance with occupational health and safety laws. Under the EHS Policy, the Company has committed to run its operations in compliance with applicable legislation, in a manner that minimizes the impact on our ecosystem. The EHS Policy mandates the use of regular monitoring programs to identify risks to the environment, to the public and to Denison’s employees and to ensure compliance with regulatory requirements. The EHS Policy also sets out Denison’s requirement to train its employees regarding environmental and health and safety compliance and best practices and to provide adequate resources in this regard. Finally, the EHS Policy requires regular reporting to the Board regarding the Company’s compliance and the results of the Company’s monitoring.

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Canada
McClean Lake
At McClean Lake, construction activities for the mill expansion were ongoing throughout the year and operations restarted in September 2014 processing both Cigar Lake and McClean Lake ores. In 2014 there were three lost time accidents resulting in a Lost Time Incident Rate of 0.4 and a Severity of 4.3. There were three reportable spills, all of which were minor in nature and successfully remediated. There was one release of sulphur dioxide in December which exceeded the one hour action level exceedance. All radiological monitoring was conducted in accordance with the routine schedule. The facility has maintained its internationally recognized ISO 14001:2004 and OHSAS 18001certification.

The McClean operation and the Midwest project are combined under a single Operating Licence issued by the CNSC. The combined Preliminary Closure Plan was prepared by ARC and approved by the authorities in 2009, estimating the total decommissioning and reclamation costs to be CAD$43.1 million. Financial assurances are in place for this entire amount, with Denison’s share being CAD$9.7 million. The Preliminary Closure Plan was updated by ARC in 2014 and is under review by the authorities. The updated plan estimates the total decommissioning and reclamation costs to be CAD$99.8 million. Denison’s share will be CAD$22.5 million.

Elliot Lake
Denison's uranium mine at Elliot Lake, Ontario, which started operations in 1957, was permanently closed upon completion of deliveries of U3O8 to Ontario Hydro in May 1992.During its 35 years of continuous operation, the facility produced 147 million pounds of U3O8 in concentrates from the milling of 70 million tons of ore.

By 1998, all significant capital reclamation activities at Denison's two closed Elliot Lake mines had been completed and, for the most part, decommissioning has progressed to the long-term monitoring phase.

During 2014, the treatment plants operated as planned and all environmental targets were met. Monitoring and other remediation related expenses were CAD$0.7 million for the year. Monitoring costs for 2015 are budgeted to be CAD$0.8 million. All expenditures are funded from the Reclamation Trust described below under “Reclamation.” It is estimated that sufficient funds are in the Reclamation Trust to meet all monitoring costs through 2020.

All activities and monitoring results are reviewed regularly by the CNSC and the Elliot Lake Joint Regulatory Group, which consists of federal and provincial regulators.

Pursuant to a Reclamation Funding Agreement, effective June 30, 1994, with the Governments of Canada and Ontario, Denison has established a Reclamation Trust from which all spending on its Elliot Lake reclamation activities is funded. When the Reclamation Trust was first established in 1994, Denison was required to deposit 90% of its cash receipts after deducting permitted expenses, as defined in such agreement, into the Reclamation Trust. In 1997, the Governments of Canada and Ontario agreed to suspend the 90% funding requirement provided Denison maintained four years of cash requirements in the Reclamation Trust. Early in 1999, the Governments of Canada and Ontario agreed to further amend the Reclamation Funding Agreement, effective when Denison received an amended site decommissioning licence, which was obtained on April 22, 1999. Pursuant to that amendment, Denison is required to maintain sufficient funds in the Reclamation Trust to meet six years of cash requirements.

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The CNSC has proposed the modification of the licences for Elliot Lake to a single Waste Disposal Licence for both facilities (see “Government Regulation - Canadian Uranium Industry”). Under the proposed Waste Disposal Licence, the reclamation funding arrangement may be modified, but at this point in time the Company believes that it will be able to maintain the current funding agreement.

Denison Environmental Services
DES has maintained its internationally recognized ISO 9001:2008 certification which is a certification for Quality Management Systems. In 2014, DES had no lost time accidents.

Exploration
The Denison exploration office in Saskatchewan had no lost time accidents or medical aids in 2014. All required permits were obtained, and the exploration sites were remediated as required.

Mongolia
There were neither medical aids, nor lost time accidents during 2014.

Africa
There were neither medical aids, nor lost time accidents during 2014 at the Company’s projects in Mali, Namibia or Zambia. In addition there were no environmental exceedances.

Government Regulation

Canadian Uranium Industry
The federal government recognizes that the uranium industry has special importance in relation to the national interest and therefore regulates the mining, extraction, use and export of uranium under the Nuclear Safety and Control Act (“NSCA”). The NSCA is administered by the CNSC which issues licences pursuant to the regulations under the NSCA. All of the McClean Lake and Midwest uranium operations are governed primarily by such licences and are subject to all applicable federal statutes and regulations and to all laws of general application in Saskatchewan, except to the extent that such laws conflict with the terms and conditions of the licences or applicable federal laws.

The export of uranium is regulated by the Canadian federal government which establishes nuclear energy policy. Denison’s uranium exports are required to have export licences and export permits granted by the CNSC and the Department of Foreign Affairs and International Trade respectively.

Environmental matters related to the McClean Lake uranium facility and the Midwest project are regulated by the CNSC and Saskatchewan Environment. A number of other ministries and departments of the federal and Saskatchewan governments also regulate certain aspects of the operation. Prior to proceeding with development of the McClean Lake uranium facility and Midwest project, the proponents were required to submit Environmental Impact Statements for review. After completion of that review and receipt of recommendations, the federal and Saskatchewan governments issued the appropriate authorizations, subject to the normal licensing process, for the McClean Lake uranium facility in 1995 and for Midwest in 1998.

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Decommissioning activities at Elliot Lake are currently carried out under two decommissioning licences issued by the CNSC, one for the Stanrock tailings area and one for the Denison mine site and tailings areas. Decommissioning of the facilities pursuant to the terms of the decommissioning licences has been completed. The CNSC has initiated the actions to combine the Stanrock and Denison sites under one Waste Facility Operating Licence. There are no significant differences between the different forms of licences. After a lengthy period of care, maintenance and monitoring, Denison may apply to the CNSC for permission to abandon the sites.

Land Tenure
Canada
The right to explore for minerals is acquired in Saskatchewan under a mineral claim from the province of Saskatchewan (a “Mineral Claim”). The initial term of a Mineral Claim is two years, renewable for successive one–year periods, provided the Mineral Claim is in good standing. To maintain a Mineral Claim in good standing, generally, the holder of a Mineral Claim must expend a prescribed amount on exploration. Excess expenditures can be applied to satisfy expenditure requirements for future claim years. Except for exploration purposes, a Mineral Claim does not grant the holder the right to mine minerals. A holder of a Mineral Claim in good standing has the right to convert a Mineral Claim into a Mineral Lease. Surface exploration work on a Mineral Claim requires additional governmental approvals.

The right to mine minerals in Saskatchewan is acquired under a mineral lease from the province (a “Mineral Lease”). A Mineral Lease is for a term of 10 years, with a right to renew for successive 10-year terms in the absence of default by the lessee. The lessee is required to spend certain amounts for work during each year of a Mineral Lease. A Mineral Lease cannot be terminated except in the event of default and for certain environmental concerns, as prescribed in The Crown Minerals Act (Saskatchewan). However, Mining Leases may be amended unilaterally by the lessor by amendment to The Crown Minerals Act (Saskatchewan) or The Mineral Disposition Regulations, 1986 (Saskatchewan).

The surface facilities and mine workings are located on lands owned by the Province of Saskatchewan. The right to use and occupy lands is acquired under a surface lease (a “Surface Lease”) from the Province of Saskatchewan. A Surface Lease is for a period of time, up to a maximum of 33 years, as is necessary to allow the lessee to operate its mine and plant and thereafter to carry out the reclamation of the lands involved. Surface Leases are also used by the Province of Saskatchewan as a mechanism to achieve certain environmental protection, radiation protection and socio-economic objectives and contain certain undertakings in this regard.

Canadian Royalties
The Province of Saskatchewan imposes royalties on the sale of uranium extracted from ore bodies in the province in accordance with Part III of The Crown Mineral Royalty Regulations (the “Regulations”) pursuant to The Crown Minerals Act (the “Act”). Significant revisions to the uranium royalty regime in Saskatchewan became effective in 2013. The new royalty system is effective retroactive to January 1, 2013 and has three components:

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(i)	Basic Royalty: Computed as 5% of gross revenues derived from uranium extracted from ore bodies in the province;

(ii)	Saskatchewan Resource Credit: Reduction in the basic royalty equal to 0.75% of gross revenues derived from uranium extracted from ore bodies in the province; and

(iii)	Profit Royalty: Computed as 10% to 15% of net profits derived from the mining and processing of uranium extracted from ore bodies in the province.

Under the new system, each owner or joint venture participant in a uranium mine is a royalty payer. Individual interests are consolidated on a corporate basis for the computation and reporting of royalties due to the province.

Royalty payments are due to the province on or before the last day of the month following the month in which the royalty payer sold, or consumed, the uranium for the purposes of the basic royalty, and quarterly installments are required based on estimates of net profits in respect of the profit royalty.

Gross revenue, for the Basic Royalty, is determined in accordance with the Regulations and allows for reductions based on specified allowances. Net profit, for the Profit Royalty, is calculated based on the recognition of the full dollar value of a royalty payer’s exploration, capital, production, decommissioning and reclamation costs, in most cases, incurred after January 1, 2013. Net profits will be taxed under the profit royalty at a rate of 10% for net profits up to and including CAD$22.00 per kilogram (CAD$10 per pound) of uranium sold, and at 15% for net profits in excess of CAD$22.00 per kilogram The CAD$22.00 threshold is applicable for 2013 (the base year) and is indexed in subsequent years for inflation.

Canadian Income and Other Taxes
Denison and its Canadian subsidiaries are subject to federal and provincial income taxes. In 2014, taxable income was subject to federal taxes at a rate of 15%, and provincial taxes in Saskatchewan, Ontario, Quebec, British Columbia and the Yukon Territory at rates varying between 10% and 15%. Taxable income for each entity is allocated between provinces and territories based on a two point average of the proportion of salaries and revenues attributable to each province or territory. Denison expects that it will not be liable for Canadian income taxes on a current tax basis for the financial year ended 2014. As a resource corporation in Saskatchewan, Denison is also subject to a resource surcharge equal to 3% of the value of resource sales from production in Saskatchewan, if any, during the year.

In recent years, Denison has issued shares eligible for treatment as “flow through shares”, as defined in subsection 66(15) of the Income Tax Act (Canada). As a result, a significant portion of Denison's Canadian Exploration Expenditures have been renounced to shareholders and are not available to Denison as a tax deduction in the current year or future years.

Other International Taxes
Denison’s operations in Mali, Mongolia, and Namibia are also subject to income taxes in their respective jurisdictions. Due to the stage of the projects in these foreign jurisdictions, Denison has not been liable to pay income taxes in past years, and does not expect to be liable to pay income taxes while these projects are in the exploration and / or development stages.

In Zambia, Denison’s operations are categorized as “Mining” operations and in past years would have been subject to a production royalty under the country’s Mines and Mineral Development Act (“Mines Act”) as well a tax on profit under the Income Tax Act (“Tax Act”). In late 2014, the Zambian government enacted changes to both the Mines Act and Tax Act (the “Amendments”) whereby operations involved in the mining of any material other than industrial minerals (e.g. gravel and limestone) would be subject to only a production royalty under the Mines Act and would no longer be taxed on profits under the Tax Act. The Amendments also increase the rate of the production royalty applicable to non-industrial minerals from 6% to 8% in the case of underground mining and to 20% in the case of open pit mining. As uranium is not considered an industrial mineral, Denison expects that the new regime introduced by the Amendments will apply to the Company’s operations in Zambia.

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Audit / Review by Taxing Authorities
From time to time, Denison is subject to audit / review by various taxing authorities in the above noted jurisdictions. In certain jurisdictions, periodic reviews are carried out by taxing authorities in the ordinary course of business. Denison cooperates with all requests received from taxing authorities, and is not currently engaged in a material dispute with any of the applicable taxing authorities.

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Risk Factors

There are a number of factors that could negatively affect Denison’s business and the value of the Shares, including the factors listed below. The following information pertains to the outlook and conditions currently known to Denison that could have a material impact on the financial condition of Denison. Other factors may arise in the future that are currently not foreseen by management of Denison that may present additional risks in the future. Current and prospective security holders of Denison should carefully consider these risk factors.

Nature of Exploration and Development
Exploration for and development of mineral properties is speculative, and involves significant uncertainties and financial risks that even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are commercially mineable or ultimately developed into producing mines. Major expenses may be required to establish mineral reserves by drilling, constructing mining and processing facilities at a site, developing metallurgical processes and extracting uranium from ore. It is impossible to ensure that the current exploration and development programs of Denison will result in profitable commercial mining operations.

Denison’s current and future uranium production is dependent in part on the successful development of new ore bodies and/or expansion of existing mining operations. The economic feasibility of development projects is based upon many factors, including, among others: the accuracy of mineral reserve and resource estimates; metallurgical recoveries; capital and operating costs of such projects; government regulations relating to prices, taxes, royalties, infrastructure, land tenure, land use, importing and exporting, and environmental protection; and uranium prices, which are historically cyclical. Development projects are also subject to the successful completion of engineering studies, issuance of necessary governmental permits and availability of adequate financing.

Development projects have no operating history upon which to base estimates of future cash flow. Denison’s estimates of mineral reserves and resources and cash operating costs are, to a large extent, based upon detailed geological and engineering analysis. Denison also conducts feasibility studies which derive estimates of capital and operating costs based upon many factors, including, among others: anticipated tonnage and grades of ore to be mined and processed; the configuration of the ore body; ground and mining conditions; expected recovery rates of the uranium from the ore; and alternate mining methods.

It is possible that actual costs and economic returns of current and new mining operations may differ materially from Denison’s best estimates. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, take much longer than originally anticipated to bring into a producing phase, and to require more capital than anticipated.

Benefits Not Realized From Transactions
Denison has completed a number of transactions over the last several years, including without limitation the Rockgate Offer and Arrangement, the IEC Arrangement, the Fission Arrangement, the JNR Acquisition and the EFR Arrangement. Despite Denison’s belief that these transactions, and others which may be completed in the future, will be in Denison’s best interest and benefit the Company and Denison’s shareholders, Denison may not realize the anticipated benefits of such transactions or realize the full value of the consideration paid to complete the transactions. This could result in significant accounting impairments or write-downs of the carrying values of mineral properties, and could adversely impact the Company and the price of its Shares.

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Inability to Expand and Replace Mineral Reserves and Resources
Denison’s mineral reserves and resources at its McClean Lake, Midwest, Wheeler River, Waterbury Lake, GSJV and Mutanga projects are Denison’s future sources of uranium concentrates. Unless other mineral reserves or resources are discovered, Denison’s sources of future production for uranium concentrates will decrease over time when its current mineral reserves and resources are depleted. There can be no assurance that Denison’s future exploration, development and acquisition efforts will be successful in replenishing its mineral reserves and resources. In addition, while Denison believes that many of its properties will eventually be put into production, there can be no assurance that they will be or that they will be able to replace production.

Imprecision of Mineral Reserve and Resource Estimates
Mineral reserve and resource figures are estimates, and no assurances can be given that the estimated levels of uranium will be produced or that Denison will receive the prices assumed in determining its mineral reserves and resources. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While Denison believes that the mineral reserve and resource estimates included are well established and reflect management’s best estimates, by their nature, mineral reserve and resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Furthermore, market price fluctuations, as well as increased capital or production costs or reduced recovery rates, may render mineral reserves and resources containing lower grades of mineralization uneconomic and may ultimately result in a restatement of mineral reserves and resources. The evaluation of mineral reserves or resources is always influenced by economic and technological factors, which may change over time.

Volatility and Sensitivity to Market Prices
The long and short term market prices of U3O8 affect the value of Denison’s mineral resources and the market price of the Shares. Historically, these prices have fluctuated and have been and will continue to be affected by numerous factors beyond Denison’s control. Such factors include, among others: demand for nuclear power, political and economic conditions in uranium producing and consuming countries, public and political response to a nuclear incident, reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails, sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants, uranium supply, including the supply from other secondary sources and production levels and costs of production.

Public Acceptance of Nuclear Energy and Competition from Other Energy Sources
Growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, including the risk of a nuclear incident, the industry is subject to public opinion risks that could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydroelectricity may result in lower demand for uranium concentrates. Technical advancements in renewable and other alternate forms of energy, such as wind and solar power, could make these forms of energy more commercially viable and put additional pressure on the demand for uranium concentrates.

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Market Price of Shares
Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic conditions in North America and globally, and market perceptions of the attractiveness of particular industries. The price of Denison's securities is also likely to be significantly affected by short-term changes in commodity prices, other mineral prices, currency exchange fluctuation, or changes in its financial condition or results of operations as reflected in its periodic earnings reports. Other factors unrelated to the performance of Denison that may have an effect on the price of the securities of Denison include the following: the extent of analytical coverage available to investors concerning the business of Denison; lessening in trading volume and general market interest in Denison's securities; the size of Denison's public float and its inclusion in market indices may limit the ability of some institutions to invest in Denison's securities; and a substantial decline in the price of the securities of Denison that persists for a significant period of time could cause Denison's securities to be delisted from an exchange. If an active market for the securities of Denison does not continue, the liquidity of an investor's investment may be limited and the price of the securities of the Company may decline such that investors may lose their entire investment in the Company. As a result of any of these factors, the market price of the securities of Denison at any given point in time may not accurately reflect the long-term value of Denison. Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. Denison may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

Dilution from Further Equity Financing
If Denison raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of Shareholders and reduce the value of their investment.

Reliance on Other Operators
At some of its properties, Denison is not the operator and therefore is not in control of all of the activities and operations at the site. As a result, Denison is and will be, to a certain extent, dependent on the operators for the nature and timing of activities related to these properties and may be unable to direct or control such activities.

As an example, ARC is the operator and majority owner of the McClean Lake and Midwest properties in Saskatchewan, Canada, The McClean Lake mill employs unionized workers who work under collective agreements. ARC, as the operator, is responsible for all dealings with unionized employees. ARC may not be successful in its attempts to renegotiate the collective agreements, which may impact mill and mining operations. Any lengthy work stoppages may have a material adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

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Ore from the CLJV is currently being processed by the MLJV at the McClean Lake mill pursuant to a toll milling agreement, which is expected to generate revenue for the Company for several years. Any delays or stoppages in the delivery of ores by the operator of the CLJV or in processing of the ore by the operator of the MLJV may have an adverse impact on the Company’s expected cash flows or earnings.

Operations in Foreign Jurisdictions
The Company owns uranium properties directly and through joint venture interests and is undertaking uranium exploration and development programs in Zambia, Mali, Namibia, and Mongolia. As with any foreign operation, these international properties and interests are subject to certain risks, such as the possibility of adverse political and economic developments, foreign currency controls and fluctuations, as well as risks of war and civil disturbances. Other events may limit or disrupt activities on these properties, restrict the movement of funds, result in a deprivation of contract rights or the taking of property or an interest therein by nationalization or expropriation without fair compensation, increases in taxation or the placing of limits on repatriations of earnings. No assurance can be given that current policies of Zambia, Mali, Namibia and Mongolia or the political situations within these countries will not change so as to adversely affect the value or continued viability of the Company’s interest in these assets.

In addition, the Company may become involved in a dispute with respect to one of its foreign operations and may become subject to the exclusive jurisdiction of a foreign court or may find that it is not successful in subjecting foreign persons to the jurisdiction of the courts in Canada. The Company may also be precluded from enforcing its rights with respect to a government entity because of the doctrine of sovereign immunity.

Property Title Risk
The Company has investigated its rights to explore and exploit all of its material properties and, to the best of its knowledge, those rights are in good standing. However, no assurance can be given that such rights will not be revoked, or significantly altered, to its detriment. There can also be no assurance that the Company’s rights will not be challenged or impugned by third parties, including the local governments, and in Canada, by First Nations and Métis.

There is also a risk that Denison's title to, or interest in, its properties may be subject to defects or challenges. This may be true particularly in countries where there may be less developed legal systems or where ownership interests may become subject to political interference or changes in laws. If such defects cover a material portion of Denison's property, they could materially and adversely affect Denison's results of operations and financial condition, its reported mineral reserves and resources or its long-term business prospects.

Competition for Properties
Significant competition exists for the limited supply of mineral lands available for acquisition. Many participants in the mining business include large, established companies with long operating histories. The Company may be at a disadvantage in acquiring new properties as many mining companies have greater financial resources and more technical staff. Accordingly, there can be no assurance that the Company will be able to compete successfully to acquire new properties or that any such acquired assets would yield reserves or result in commercial mining operations.

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Global Financial Conditions
Global financial conditions have been subject to increased volatility and numerous financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. Access to financing has been negatively impacted by both sub-prime mortgages and the liquidity crisis affecting the asset-backed commercial paper market and the effect of these events on Canadian and global credit markets. These factors may impact the ability of Denison to obtain equity or debt financing in the future and, if obtained, on terms favourable to Denison. These increased levels of volatility and market turmoil could adversely impact Denison's operations and the trading price of the Shares.

Ability to Maintain Obligations under Credit Facility and Other Debt
Denison is required to satisfy certain financial covenants in order to maintain its good standing under the Credit Facility. Denison may from time to time enter into other arrangements to borrow money in order to fund its operations and expansion plans, and such arrangements may include covenants that have similar obligations or that restrict its business in some way. Events may occur in the future, including events out of Denison's control that would cause Denison to fail to satisfy its obligations under the Credit Facility or other debt instruments. In such circumstances, the amounts drawn under Denison's debt agreements may become due and payable before the agreed maturity date, and Denison may not have the financial resources to repay such amounts when due. The Credit Facility is secured by DMI's main properties by a pledge of the shares of DMI. If Denison were to default on its obligations under the Credit Facility or other secured debt instruments in the future, the lender(s) under such debt instruments could enforce their security and seize significant portions of Denison's assets.

Capital Intensive Industry; Uncertainty of Funding
The exploration and development of mineral properties and the ongoing operation of mines requires a substantial amount of capital and may depend on Denison’s ability to obtain financing through joint ventures, debt financing, equity financing or other means. General market conditions, volatile uranium markets, a claim against the Company, a significant disruption to the Company’s business or operations or other factors may make it difficult to secure financing necessary for the expansion of mining activities or to take advantage of opportunities for acquisitions. There is no assurance that the Company will be successful in obtaining required financing as and when needed on acceptable terms.

Decommissioning and Reclamation
As owner of the Elliot Lake decommissioned sites and part owner of the McClean Lake mill, McClean Lake mines, the Midwest uranium project and certain exploration properties, and for so long as the Company remains an owner thereof, the Company is obligated to eventually reclaim or participate in the reclamation of such properties. Most, but not all, of the Company’s reclamation obligations are bonded, and cash and other assets of the Company have been reserved to secure this obligation. Although the Company’s financial statements record a liability for the asset retirement obligation, and the bonding requirements are generally periodically reviewed by applicable regulatory authorities, there can be no assurance or guarantee that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained on the Company’s financial statements.

As Denison’s properties approach or go into decommissioning, regulatory review of the Company’s decommissioning plans may result in additional decommissioning requirements, associated costs and the requirement to provide additional financial assurances. It is not possible to predict what level of decommissioning and reclamation (and financial assurances relating thereto) may be required from Denison in the future by regulatory authorities.

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Technical Innovation and Obsolescence
Requirements for Denison’s products and services may be affected by technological changes in nuclear reactors, enrichment and used uranium fuel reprocessing. These technological changes could reduce the demand for uranium or reduce the value of Denison’s environmental services to potential customers. In addition, Denison’s competitors may adopt technological advancements that give them an advantage over Denison.

Mining and Insurance
Denison’s business is capital intensive and subject to a number of risks and hazards, including environmental pollution, accidents or spills, industrial and transportation accidents, labour disputes, changes in the regulatory environment, natural phenomena (such as inclement weather conditions earthquakes, pit wall failures and cave-ins) and encountering unusual or unexpected geological conditions. Many of the foregoing risks and hazards could result in damage to, or destruction of, Denison’s mineral properties or processing facilities, personal injury or death, environmental damage, delays in or interruption of or cessation of production from Denison’s mines or processing facilities or in its exploration or development activities, delay in or inability to receive regulatory approvals to transport its uranium concentrates, or costs, monetary losses and potential legal liability and adverse governmental action. In addition, due to the radioactive nature of the materials handled in uranium mining and processing, additional costs and risks are incurred by Denison on a regular and ongoing basis. Although Denison maintains insurance to cover some of these risks and hazards in amounts it believes to be reasonable, such insurance may not provide adequate coverage in the event of certain circumstances. No assurance can be given that such insurance will continue to be available or it will be available at economically feasible premiums or that it will provide sufficient coverage for losses related to these or other risks and hazards.

Denison may be subject to liability or sustain loss for certain risks and hazards against which it cannot insure or which it may reasonably elect not to insure because of the cost. This lack of insurance coverage could result in material economic harm to Denison.

Dependence on Issuance of Licence Amendments and Renewals
ARC maintains the regulatory licences in order to operate the mill at McClean Lake, all of which are subject to renewal from time to time and are required in order for the mill to operate in compliance with applicable laws and regulations. In addition, depending on ARC's or the Company’s business requirements, it may be necessary or desirable to seek amendments to one or more of its licences from time to time. While ARC and the Company have been successful in renewing its licences on a timely basis in the past and in obtaining such amendments as have been necessary or desirable, there can be no assurance that such licence renewals and amendments will be issued by applicable regulatory authorities on a timely basis or at all in the future.

Governmental Regulation and Policy Risks
Uranium mining and milling operations and exploration activities, as well as the transportation and handling of the products produced, are subject to extensive regulation by state, provincial and federal governments. Such regulations relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response, and other matters. Compliance with such laws and regulations has increased the costs of exploring, drilling, developing, constructing, operating and closing Denison’s mines and processing facilities. It is possible that, in the future, the costs, delays and other effects associated with such laws and regulations may impact Denison’s decision with respect to exploration and development properties, whether to proceed with exploration or development, or that such laws and regulations may result in Denison incurring significant costs to remediate or decommission properties that do not comply with applicable environmental standards at such time. Denison expends significant financial and managerial resources to comply with such laws and regulations. Denison anticipates it will have to continue to do so as the historic trend toward stricter government regulation may continue. Because legal requirements are frequently changing and subject to interpretation, Denison is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. Furthermore, future changes in governments, regulations and policies, such as those affecting Denison’s mining operations and uranium transport could materially and adversely affect Denison’s results of operations and financial condition in a particular period or its long-term business prospects.

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Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions. These actions may result in orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Companies engaged in uranium exploration operations may be required to compensate others who suffer loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Worldwide demand for uranium is directly tied to the demand for electricity produced by the nuclear power industry, which is also subject to extensive government regulation and policies. The development of mines and related facilities is contingent upon governmental approvals that are complex and time consuming to obtain and which, depending upon the location of the project, involve multiple governmental agencies. The duration and success of such approvals are subject to many variables outside Denison’s control. Any significant delays in obtaining or renewing such permits or licences in the future could have a material adverse effect on Denison. In addition, the international marketing of uranium is subject to governmental policies and certain trade restrictions. Changes in these policies and restrictions may adversely impact Denison’s business.

Aboriginal Title and Consultation Issues
First Nations and Métis title claims as well as related consultation issues may impact Denison’s ability and that of its joint venture partners to pursue exploration, development and mining at its Saskatchewan properties. Pursuant to historical treaties, First Nations bands in Northern Saskatchewan ceded title to most traditional lands but continue to assert title to the minerals within the lands. Managing relations with the local native bands is a matter of paramount importance to Denison. There may be no assurance however that title claims as well as related consultation issues will not arise on or with respect to the Company’s properties.

Environmental, Health and Safety Risks
Denison has expended significant financial and managerial resources to comply with environmental protection laws, regulations and permitting requirements in each jurisdiction where it operates, and anticipates that it will be required to continue to do so in the future as the historical trend toward stricter environmental regulation may continue. The uranium industry is subject to, not only the worker health, safety and environmental risks associated with all mining businesses, including potential liabilities to third parties for environmental damage, but also to additional risks uniquely associated with uranium mining and processing. The possibility of more stringent regulations exists in the areas of worker health and safety, the disposition of wastes, the decommissioning and reclamation of mining and processing sites, and other environmental matters each of which could have a material adverse effect on the costs or the viability of a particular project.

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Although the Company believes its operations are in compliance, in all material respects, with all relevant permits, licences and regulations involving worker health and safety as well as the environment, there can be no assurance regarding continued compliance or ability of the Company to meet stricter environmental regulation, which may also require the expenditure of significant additional financial and managerial resources.

Mining companies are often targets of actions by non-governmental organizations and environmental groups in the countries in which they operate. Such organizations and groups may take actions in the future to disrupt Denison's operations. They may also apply pressure to local, regional and national government officials to take actions which are adverse to Denison's operations. Such actions could have an adverse effect on Denison's ability to produce and sell its products, and on its financial position and results.

Dependence on Key Personnel and Qualified and Experienced Employees
Denison’s success depends on the efforts and abilities of certain senior officers and key employees. Certain of Denison’s employees have significant experience in the uranium industry, and the number of individuals with significant experience in this industry is small. While Denison does not foresee any reason why such officers and key employees will not remain with Denison, if for any reason they do not, Denison could be adversely affected. Denison has not purchased key man life insurance for any of these individuals. Denison’s success also depends on the availability of qualified and experienced employees to work in Denison’s operations and Denison’s ability to attract and retain such employees.

Conflicts of Interest
Some of the directors of Denison are also directors of other companies that are similarly engaged in the business of acquiring, exploring and developing natural resource properties. Such associations may give rise to conflicts of interest from time to time. In particular, one of the consequences will be that corporate opportunities presented to a director of Denison may be offered to another company or companies with which the director is associated, and may not be presented or made available to Denison. The directors of Denison are required by law to act honestly and in good faith with a view to the best interests of Denison, to disclose any interest which they may have in any project or opportunity of Denison, and to abstain from voting on such matter. Conflicts of interest that arise will be subject to and governed by the procedures prescribed in the Company’s Code of Ethics and by the OBCA.

Disclosure and Internal Controls
Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. Disclosure controls and procedures are designed to ensure that information required to be disclosed by a company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to company’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of reporting, including financial reporting and financial statement preparation.

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Potential Influence of KEPCO
As at the date hereof, KEPCO holds indirectly a large shareholding in Denison and is contractually entitled to Board representation. Provided KEPCO holds over 5% of the Shares, it is entitled to nominate one director for election to the Board at any shareholder meeting.

KEPCO’s shareholding level gives it significant influence on decisions to be made by shareholders of Denison, and its right to nominate a director may give KEPCO influence on decisions made by Denison's Board. Although KEPCO's director nominee will be subject to duties under the OBCA to act in the best interests of Denison as a whole, KEPCO's director nominee is likely to be an employee of KEPCO and he or she may give special attention to KEPCO's interests as an indirect Shareholder. The interests of KEPCO as an indirect Shareholder may not always be consistent with the interests of other Shareholders.

The KEPCO SRA also includes provisions that will provide KEPCO with a right of first offer for certain asset sales and the right to be approached to participate in certain potential acquisitions. The right of first offer and participation right of KEPCO may negatively affect Denison's ability or willingness to entertain certain business opportunities, or the attractiveness of Denison as a potential party for certain business transactions. KEPCO's large shareholding block may also make Denison less attractive to third parties considering an acquisition of Denison if those third parties are not able to negotiate terms with KEPCO to support such an acquisition.

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Denison’s Securities

The Shares
The Company is entitled to issue an unlimited number of Shares. As of December 31, 2014, Denison had an aggregate of 505,868,894 Shares issued and outstanding. As at the date hereof, Denison had an aggregate of 506,438,669 Shares issued and outstanding.

Shareholders are entitled to receive notice of, and to one vote per share at, every meeting of Shareholders, to receive such dividends as the Board declares and to share equally in the assets of Denison remaining upon the liquidation, dissolution or winding up of Denison after the creditors of Denison have been satisfied.

Shareholders are entitled to receive dividends if, as and when declared by the Board of Directors. The directors have adopted a policy of dedicating cash flow to reinvestment in the business of the Company. Accordingly, no dividends have been declared to date. Further, the Company is restricted from paying dividends under its Credit Facility.

In 2014, the Company issued the following Shares, excluding warrant and stock option exercises:

•	2,312,622 Shares as part of the Rockgate Arrangement;
•	10,733,829 Shares as part of the IEC Arrangement;
•	9,257,500 Shares at CAD$1.62 per Share on a private placement basis in connection with the 2014 Offering;

Fission Replacement Options and Fission Warrants
As at December 31, 2014, an aggregate 1,160,134 Fission Replacement Options were outstanding and, during the financial year ended December 31, 2014, an aggregate of 517,849 Shares were issued on account of the exercise of Fission Replacement Options.

Upon closing of the Fission Arrangement, Denison assumed the Fission Warrants entitling the holders to an aggregate of 1,500,854 Shares upon exercise for an effective price of CAD$0.84 per share.

During the financial year ended December 31, 2014, an aggregate of 536,060 Shares were issued on account of the exercise of Fission warrants. At December 31, 2014, Fission Warrants exercisable into 562,675 Shares remained outstanding.  All of the outstanding Fission Warrants were exercised prior to their expiry on January 21, 2015, resulting in the issuance of 562,675 Shares in 2015.

IEC Options and Warrants
Upon the closing of the IEC Arrangement, outstanding warrants and stock options of IEC were exchanged for options (“IEC Replacement Options”) and warrants (“IEC Replacement Warrants”) to acquire Shares, as adjusted by the exchange ratio. The IEC Replacement Options expired 90 days after the IEC Arrangement closing date, while the IEC Replacement Warrants retained the expiry dates of the originally issued IEC warrants.

By December 31, 2014, no IEC Replacement Options were outstanding and, during the financial year ended December 31, 2014, an aggregate of 425,100 Shares were issued on account of the exercise of IEC Replacement Options.

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Upon the closing of the IEC Arrangement, three series of IEC Replacement Warrants were issued:
  An aggregate of 143,000 IEC Replacement Warrants with an effective price of CAD$2.31 per Share, which expired on November 29, 2014. None of this series of IEC Replacement Warrants was exercised prior to expiry.
  An aggregate of 329,061 IEC Replacement Warrants with an effective price of CAD$1.54 per Share and expiring on June 5, 2015. None of this series of IEC Replacement Warrants was exercised prior to December 31, 2014.
  An aggregate of 188,066 IEC Replacement Warrants with an effective price of CAD$1.54 per Share and expiring on August 20, 2015. None of this series of IEC Replacement Warrants was exercised prior to December 31, 2014.

Price Range and Trading Volume of Shares
The Shares trade on the TSX under the symbol “DML” and on the NYSE MKT under the symbol “DNN”. The following table sets forth, for the periods indicated, the reported intra-day high and low sales prices and aggregate volume of trading of the Shares on the TSX and NYSE MKT.

	High (CAD$)	Low (CAD$)	Volume	High (US$)	Low (US$)	Volume
Month	TSX	TSX	TSX	NYSE MKT	NYSE MKT	NYSE MKT

January	1.60	1.23	51,368,883	1.46	1.16	31,230,217
February	1.89	1.36	54,142,537	1.70	1.22	33,869,899
March	1.95	1.60	53,383,945	1.76	1.44	32,861,444
April	1.79	1.41	32,112,746	1.63	1.28	17,967,794
May	1.51	1.25	32,400,244	1.38	1.14	19,111,879
June	1.40	1.26	22,617,013	1.30	1.16	8,775,541
July	1.53	1.30	34,963,203	1.41	1.20	20,498,373
August	1.49	1.35	24,661,930	1.37	1.23	12,535,772
September	1.48	1.27	22,423,336	1.36	1.13	13,200,907
October	1.28	1.03	28,167,149	1.14	0.90	16,282,184
November	1.39	1.02	38,442,759	1.23	0.90	16,854,211
December	1.19	1.07	25,433,179	1.02	0.92	11,933,808

Source: Bloomberg Finance

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Denison’s Management

Denison’s Directors
The following table sets out the names and the provinces and countries of residence of each of the directors of Denison as of the date hereof, their respective positions and offices held with Denison and their principal occupations during the five preceding years. The following table also identifies the members of each committee of the Board of Directors.

Name and Province and	Principal Occupation and Employment for
Country of Residence	Past Five Years	Director Since(1)

JOHN H. CRAIG (3) Ontario, Canada	Lead Director of the Board of the Company; Lawyer, Partner, Cassels Brock & Blackwell LLP, a business and litigation law firm based in Ontario.	1997

W. ROBERT DENGLER(2, 4, 5) Ontario, Canada	Corporate Director since 2006; prior: Vice-Chairman and Director of Dynatec Corporation in 2005; President and Chief Executive Officer of Dynatec Corporation.	2006

BRIAN D. EDGAR(3, 6, 7) British Columbia, Canada	Chairman of Silver Bull Resources, Inc., a mineral exploration company listed on both NYSE MKT and the TSX, since 2011, and President and Chief Executive Officer of Dome Ventures Corporation, a subsidiary of Silver Bull Resources Inc., since 2005.	2005

RON F. HOCHSTEIN(2) British Columbia, Canada	Chief Executive Officer of the Company since January, 2015; director of the Company since 2000; prior: President and Chief Executive Officer of the Company since 2009.	2000

LUKAS H. LUNDIN Vaud, Switzerland	Chairman of the Board of the Company; Mining Executive.	1997

JOO SOO PARK Naju-si, Korea	General Manager of Overseas Resources Development Dept, KEPCO, an international electric power company headquartered in Korea since 2012; prior: Senior Manager of Korea Electric Power Research Institute at KEPCO, since 2007.	2015

WILLIAM A. RAND(4, 6) British Columbia, Canada	Director of Rand Edgar Investment Corp., a private investment company based in British Columbia.	1997

CATHERINE J. G. STEFAN(3, 6, 8) Ontario, Canada	President, Stefan & Associates, a consulting firm based in Ontario, since 2009; prior: Managing Partner, Tivona Capital Corporation, a private investment firm, from 1999-2008.	2006

Notes:
(1)	The term of office of each of the directors of Denison will expire at the Annual Meeting of the Shareholders to be held on May 7, 2015.
(2)	Member, Environment, Health and Safety Committee
(3)	Member, Corporate Governance and Nominating Committee
(4)	Member, Compensation Committee
(5)	Chair, Compensation Committee and Environment Health and Safety Committee
(6)	Member, Audit Committee
(7)	Chair, Corporate Governance and Nominating Committee
(8)	Chair, Audit Committee
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Denison’s Executive Officers
The following table sets out the names and the provinces or states and countries of residence of each of the executive officers of Denison as of the date hereof, their respective positions and offices held with Denison and their principal occupations during the five preceding years. Mr. Hochstein, the Chief Executive Officer of the Company, is discussed under “Directors” above.

Name and Province and
Country of Residence	Position with Denison and Employment for Past Five Years

STEVE BLOWER British Columbia, Canada	Vice President, Exploration since September since 2012; prior: President, C.E.O. and a director of Pitchstone Exploration Ltd., a mineral exploration company from 2006 – 2012.

DAVID CATES Ontario, Canada	President and Chief Financial Officer since 2015; Vice President Finance, Tax and Chief Financial Officer since 2013; prior: Director, Taxation from 2008-2012.

SHEILA COLMAN British Columbia, Canada	General Counsel and Corporate Secretary since 2009;

PETER LONGO Saskatchewan, Canada

Vice President, Project Development since 2014; prior: Vice-President, Operations, Claude Resources Inc., a gold mining company from 2011- 2014; prior Project Manager, AREVA Resources Inc. from 2007-2011.

MICHAEL SCHOONDERWOERD Ontario, Canada	Vice-President Controller since 2013; prior, Corporate Controller, 2004 – 2012.

The directors and executive officers of Denison, as a group, beneficially own, or control or direct, directly or indirectly, 2,718,396 Shares or less than one percent of the Shares as of the date of this AIF. No single director or officer beneficially owns or controls or directs, directly or indirectly, one percent or more of the Shares as of the date of this AIF. The information as to Shares beneficially owned or directed by the directors and officers, not being within the knowledge of the Company, has been furnished by each such individual.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions
Other than as referred to below, no director or officer of the Company:

(a)	is, as at the date of this AIF, or has, within the previous ten year period, been a director or executive officer of a company (including Denison) that:

(i)

was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued (A) while that person was acting in such capacity or (B) after that person ceased to act in such capacity but which resulted from an event that accrued while that person was acting in that capacity; or

(ii)

became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets (A) while that person was acting in such capacity or (B) within a year of that person ceasing to act in such capacity, or

2014 ANNUAL INFORMATION FORM	99

(b)

has, within the previous ten year period, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold such person’s assets; or

(c)

is, or has been, subject to any penalties or sanctions (i) imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in making an investment decision.

William Rand and Brian Edgar were directors of New West Energy Services Inc. (“New West”) (TSX-V) when, on September 5, 2006, a cease trade order was issued by the British Columbia Securities Commission against that company for its failure to file financial statements within the prescribed time. The default was rectified and the order was rescinded on November 9, 2006. Bill Rand is still a director of New West, while Brian Edgar resigned in August 2009.

John Craig, Ron Hochstein and Lukas Lundin were all directors of Sirocco Mining Inc. (“Sirocco”). John Craig and Lukas Lundin resigned on November 8, 2013 and January 31, 2014, respectively, at which times Sirocco was financially solvent.

Pursuant to a plan of arrangement completed on January 31, 2014, Canadian Lithium Corp. acquired Sirocco. The final step in the plan of arrangement transaction was the amalgamation of Canadian Lithium Corp. and Sirocco to form RB Energy Inc (“RBI”). On October 13, 2014, RBI announced that, among other things, the Board of Directors of RBI had approved a filing on October 14, 2014, for an Initial Order to commence proceedings under the Companies' Creditors Arrangement Act (the "CCAA"). On October 15, 2014, RBI further announced that the Quebec Superior Court had issued an Amended and Restated Initial Order in respect of RBI and certain of its subsidiaries under the CCAA. RBI is now under the protection of the Court. KPMG LLP has been appointed monitor under the Court Order. The TSX de-listed RBI’s common shares effective at the close of business on November 24, 2014 for failure to meet the continued listing requirements of the TSX. Since that time, RBI’s common shares have been suspended from trading.

Although neither John Craig nor Lukas Lundin was ever a director, officer or insider of RBI, each was a director of Sirrocco within the 12 month period prior to RBI filing under the CCAA. Ron Hochstein was a director of RBI from the time of the plan of arrangment with Canadian Lithium Corp. to October 3, 2014.

Conflicts of Interest
Some of Denison’s directors are also directors and officers of other natural resource companies and, consequently, there exists the possibility for such directors and officers to be in a position of conflict relating to any future transactions or relationships between the Company or common third parties. However, the Company is unaware of any such pending or existing conflicts between these parties. Any decision made by any of such directors and officers involving the Company are made in accordance with their duties and obligations to deal fairly and in good faith with the Company and such other companies and their obligations to act in the best interests of Denison’s shareholders. In addition, each of the directors of the Company discloses and refrains from voting on any matter in which such director may have a conflict of interest.

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None of the present directors or senior officers of the Company, and no associate or affiliate of any of them, has any material interest in any transaction of the Company or in any proposed transaction which has materially affected or will materially affect the Company except as described herein.

•	Investor relations, administrative service fees and other expenses of $60,000 were incurred during the financial year ended December 31, 2014 with Namdo Management Services Ltd. a company of which Ron Hochstein is President. These services were incurred in the normal course of operating a public company.

•	Legal fees of $276,000 were incurred during the financial year ended December 31, 2014 with Cassels Brock & Blackwell, LLP, a law firm of which John Craig is a partner.

•	During the financial year ended December 31, 2014, executive services of $106,000 were provided to Lundin Gold Inc., a company which Ron Hochstein and Lukas Lundin were both directors and officers during the year.

•

One of Denison’s directors, Mr. Park, is employed by KEPCO. Through its corporate holdings, KEPCO is a significant shareholder of the Company, with approximately 11.5% of the outstanding Shares as of the date hereof. Concurrent with its investment in the Company in 2009, KEPCO entered into a strategic relationship agreement (the “KEPCO SRA”) with Denison, which may present a conflict of interest for Mr. Park. The KEPCO SRA provides KEPCO with a right of first offer for certain asset sales and the right to be approached to participate in certain potential acquisitions being considered by Denison. While the Company is not aware of a pending or existing conflict of interest with Mr. Park as of the date hereof, the interests of KEPCO as shareholder of Denison and KEPCO’s business relationships with Denison may place Mr. Park in a position of conflict as a director of the Company in the future.

Interest of Management and Others in Material Transactions
Other than as disclosed in this AIF, no director or executive officer of Denison, no person or company that beneficially owns, controls or directs, indirectly or directly, more than 10% of the Shares, and no associate or affiliate of any of them, has or has had, within the three most recently completed financial years or during the current financial year, any material interest, direct or indirect, in any transaction which materially affects or is reasonably expected to materially affect Denison.

Standing Committees of the Board
The Audit Committee
The audit committee of the Company’s Board of Directors is principally responsible for:

•

recommending to the Company’s Board of Directors the external auditor to be nominated for election by the Company’s shareholders at each annual general meeting and negotiating the compensation of such external auditor;

•	overseeing the work of the external auditor;

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•

reviewing the Company’s annual and interim financial statements, its MD&A in respect thereof and press releases regarding earnings before they are reviewed and approved by the Board of Directors and publicly disseminated by the Company; and

•	reviewing the Company’s financial reporting procedures for the Company’s public disclosure of financial information extracted or derived from its financial statements.

The Company’s Board of Directors has adopted an audit committee mandate/terms of reference (the “Mandate”) which sets out the Audit Committee’s mandate, organization, powers and responsibilities. The complete Mandate is attached as Schedule A to this AIF.

Below are the details of each Audit Committee member, including his or her name, whether she or he is independent and financially literate as such terms are defined under National Instrument 52-110 - Audit Committees of the Canadian Securities Administrators (“NI 52-110”) and his or her education and experience as it relates to the performance of his or her duties as an Audit Committee member. All three audit committee members have “financial expertise” within the meaning of the U.S. Sarbanes-Oxley Act of 2002, as amended, and are financially literate under NI 52-110. The qualifications and independence of each member is discussed.

		Financially		Education & Experience Relevant to
Director	Independent(1)	Literate(2)		Performance of Audit Committee Duties

Catherine J.G. Stefan,	Yes	Yes	•	Chartered Professional Accountant (Chartered Accountant)
Chair of the Audit			•	B.Comm
Committee			•

Held position of Chief Operating Officer, O&Y Properties Inc., President of Stefan & Associates and Executive Vice-President of Bramalea Group, Chair, Tax Committee of the Canadian Institute of Public Real Estate Companies (CIPREC).

Brian D. Edgar	Yes	Yes	•	Law degree, with extensive corporate finance experience
			•	Held positions of Chairman since 2011 and President and Chief Executive Officer of a public company from 2005 to 2011.
			•	Has served on audit committees of a number of public companies

William A. Rand	Yes	Yes	•	B.Comm (Accounting)
			•	Two law degrees, with extensive corporate finance experience
			•	Has served on audit committees of a number of public companies

Notes:
(1)	Independent within the meaning of NI 52-110.
(2)

To be considered financially literate, a member of the Committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

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Since the commencement of the Company’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an internal auditor which was not adopted by the Company’s Board of Directors.

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in Section D of the Mandate.

The following table discloses the fees billed to the Company by its external auditor, PricewaterhouseCoopers LLP, during the last two fiscal years. Services were billed and paid in Canadian dollars and have been translated into U.S. dollars using an average annual exchange rate of: $1.1045 for 2014 and $1.0298 for 2013.

Financial Year		Audit-Related
Ending	Audit Fees(1)	Fees (2)	Tax Fees (3)	All Other Fees(4)
December 31, 2013	$295,401	$121,134	Nil	$123,373
December 31, 2014	$309,371	$136,411	Nil	$9,507

Notes:
(1)	The aggregate fees billed for audit services of the Company’s consolidated financial statements.
(2)

The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not disclosed in the Audit Fees column. Fees relate to reviews of interim consolidated financial statements and specified audit procedures not included as part of the audit of the consolidated financial statements.

(3)	The aggregate fees billed for tax compliance, tax advice, and tax planning services, such as transfer pricing and tax return preparation.
(4)

The aggregate fees billed for professional services other than those listed in the other three columns. For 2014, “All Other Fees” relates to the Company’s acquisition of IEC. For 2013, “All Other Fees” relates to the Company’s acquisitions of JNR, Fission and Rockgate.

Other Board Committees
The Board currently has three other standing committees in addition to the Audit Committee, namely the Corporate Governance and Nominating Committee, the Compensation Committee and the Environment, Health and Safety Committee. Each standing committee of the Board operates according to its mandate, which is approved by the Board and sets out the committee’s duties and responsibilities. A discussion of each committee and its composition can be found in the most recent management information circular prepared in connection with the Company’s Shareholder meeting.

Corporate Governance
As a Canadian reporting issuer with its Shares listed on the TSX, Denison has in place a system of corporate governance practices which is responsive to applicable Canadian requirements, including National Policy 58-201 — Corporate Governance Guidelines of the Canadian Securities Administrators (the “Guidelines”). Denison's corporate governance practices meet or exceed the Guidelines and all other applicable Canadian requirements. Reference is made to the Corporate Governance Practices section of the Circular, which contains a description of the Company’s system of corporate governance practices with reference to the Guidelines.

Denison is classified as a foreign private issuer under U.S. securities law and its Shares are listed on NYSE MKT. Pursuant to the rules of the NYSE MKT, a foreign private issuer is permitted to follow home country practice except with respect to certain rules, with which Denison complies.

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Legal and Regulatory Proceedings

Except as described below, the Company is not currently a party to, nor was it a party to during the last financial year, and none of the Company’s property is or was the subject of, any material legal proceedings, and the Company knows of no such legal proceedings that are contemplated. However, from time to time, the Company may become party to routine litigation incidental to its business.

EFR Indemnity
In connection with the EFR Arrangement, the Company agreed to indemnify EFR in connection with ongoing litigation between Denison Mines (USA) Corp. ("DUSA"), which was acquired by EFR in June 2012, and a contractor who was engaged by DUSA in respect of an earthworks project for one of the tailings cells at DUSA's White Mesa mill. A dispute arose between the parties when the contractor ceased work on the project, and DUSA engaged an alternate contractor to complete the project on time. The original contractor sued DUSA for damages on account of alleged breach of contract and reimbursement of costs due to complications and delays allegedly beyond its control at the project. DUSA counter-claimed for damages flowing from breach of contract and indemnity and reimbursement for monies paid by DUSA to satisfy the original contractor's unpaid obligations to subcontractors and for project completion costs. This matter was heard before an arbitrator in November, 2013 and a decision in favour of DUSA was granted in January 2014.

DES Employment Dispute
DES terminated an employee for cause at one of the sites for which DES had been contracted to provide care and maintenance services. The dismissed employee challenged his dismissal through the Quebec Labour Commission. This matter was settled at the start of 2015.

Fission Director Dispute
In 2013, FCU commenced an action against a former director and his affiliates (collectively “Dahrouge”) alleging, among other things breach of fiduciary duties, misappropriation of corporate opportunities and a constructive trust over mineral claims staked by Dahrouge. Later in 2013, Dahrouge commenced a Counterclaim against Denison and Fission and others, alleging among other things, improper assignments of claims, improper interference with Dahrouge’s contractual relations and improper interference with Dahrouge’s directors and officers insurance (both actions being the “Underlying Action”). In 2014, Fission and a company newly formed by FCU, Fission 3.0 Corp., were added as plaintiffs to the action.

Late in 2014, Fission and Denison were third parties to a Third Party Notice issued by Lloyd’s underwriters (the “Coverage Action”). Early in 2015, the Underlying Action and the Coverage Action were both settled. Pursuant to the Fission Arrangement, FCU is obligated to indemnify Denison and Fission for any costs and liability they incurred in connection with this matter. See “Material Contracts”.

Material Contracts

Reference is made to the material contracts which have been filed by Denison with the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com.

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Below are the particulars of each contract, other than those entered into in the ordinary course of business, that is material to Denison and that was entered into between January 1, 2014 and December 31, 2014 or was entered into before those dates but is still in effect:

1.

The Reclamation Funding Agreement made as of the 21st day of December 1995 among DML, Her Majesty the Queen in Right of Canada (the “Government of Canada”) and Her Majesty the Queen in Right of the Province of Ontario (the “Government of Ontario”) as amended by the Amending Agreement made as of the 11th day of April 1997 among Denison Mines Limited (now DMI), the Government of Canada and the Government of Ontario and as further amended by the Amending Agreement made as of the 25th day of February 1999 among Denison Mines Limited, the Government of Canada and the Government of Ontario and further amended by an Assignment and Novation Agreement made as of the 29th day of December, 2003 among Denison Energy, the Company, the Government of Canada and the Government of Ontario.

According to the Reclamation Funding Agreement, the Company is required to maintain funds in an Environmental Trust sufficient for the succeeding six years of the estimated reclamation and on-going care and monitoring expenditures for the Company’s closed Elliot Lake mining facility.

2.	The KEPCO SRA made as of June 15, 2009 among the Company, KEPCO and KEPCO Canada Uranium Investment Limited Partnership.

The KEPCO SRA provides for a long-term collaborative business relationship between the parties. Under the KEPCO SRA, KEPCO is entitled to Board representation based on its shareholder percentage in the Company. Initially, Denison was required to nominate for election to its Board at any shareholder meeting at which directors are to be elected, two persons designated by KEPCO as long as KEPCO held at least 15% of the outstanding Shares. However, now that KEPCO’s interest has dropped below 15%, Denison is only required to nominate one person, provided KEPCO’s shareholding percentage stays above 5%.

The KEPCO SRA also provides that if Denison intends to sell an interest in certain of its substantial assets, it will first notify KEPCO of each such proposed sale and provide KEPCO with a 30-day right of first offer to allow KEPCO to purchase the interest in the asset that Denison proposes to sell. The KEPCO SRA provides that Denison will allow KEPCO to participate in potential purchases of certain assets, including a mill facility, a producing mine or a mineral resource for which a production feasibility study has been completed, which Denison plans to pursue with a co-investor. KEPCO's ability to purchase will not be available where Denison and KEPCO cannot agree on terms within a reasonable time or where their involvement would adversely affect Denison's ability to pursue an investment opportunity. The right of first offer and co-investment rights are subject to pre-existing contractual commitments and do not apply to certain pre-existing transactions. KEPCO is also entitled to subscribe for additional Shares in order to maintain or increase its shareholding percentage in Denison to thresholds which are relevant to its rights under the KEPCO SRA and KEPCO Offtake Agreement, in circumstances where Denison completes a public offering or broadly distributed private placement to raise proceeds of greater than CAD$10 million.

Denison is entitled to terminate the KEPCO SRA if KEPCO’s shareholding percentage in Denison drops below 5% and stays below 5% for 60 days following delivery of a notice to that effect by Denison to KEPCO.

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3.	The EFR Arrangement Agreement dated May 23, 2012 between EFR and Denison.

Denison entered into the EFR Arrangement Agreement with EFR on May 23, 2012. Pursuant to the EFR Arrangement Agreement, EFR purchased the U.S. Mining Division by acquiring all of the shares and debt of certain subsidiaries. As a result of the transaction, Denison Shareholders received 1.106 common shares of EFR for each Share held, while still maintaining their positions in Denison.

Pursuant to the EFR Arrangement Agreement, Denison agreed to indemnify EFR against any future liabilities it may incur in connection with ongoing litigation between Denison Mines (USA) Corp. (a company acquired by EFR as part of the sale of the U.S. Mining Division) and a contractor in respect of a construction project at the White Mesa Mill. See “Legal and Regulatory Proceedings”.

In addition, in connection with the assignment of sales contracts as required by the EFR Arrangement Agreement, the Company remains a guarantor under a sales contract included in the sale of the U.S. Mining Division to EFR. The sales contract requires deliveries of 200,000 pounds of U3O8 per year from 2013 to 2017 at a selling price of 95% of the long-term U3O8 price at the time of delivery. Should EFR not be able to deliver for any reason other than “force majeure” as defined under the contract, the Company may be liable to the customer for incremental costs incurred to replace the contracted quantities if the unit price of the replacement quantity is greater than the contracted unit price selling amount. EFR has agreed to indemnify the Company for any future liabilities it may incur related to this guarantee.

4.	The Fission Arrangement Agreement dated March 7, 2013 between Denison and Fission.

Denison entered into the Fission Arrangement Agreement on March 7, 2013. Pursuant to the Fission Arrangement Agreement, the shareholders of Fission exchanged each common share of Fission held for (a) a new common share of Fission (“New Fission Share”) and (b) one common share in the capital of Fission Uranium Corp. Subsequent to the exchange, each shareholder of a New Fission Share received 0.355 of one Share and CAD$0.0001 for each New Fission Share held. As a result, Denison acquired all of the issued and outstanding common shares of Fission. Unexercised options to purchase Fission shares were exchanged for the Fission Replacement Options.

Pursuant to the Fission Arrangement Agreement, Fission Uranium has agreed to indemnify the Company against any liabilities it may incur in connection with ongoing litigation between Fission Uranium, Fission and the Company and a former director of Fission in respect of a dispute over mineral claims staked by the director and his affiliates and a counter claim in respect of insider trading allegations and access to insurance. See “Legal and Regulatory Proceedings”.

2014 ANNUAL INFORMATION FORM	106

Names and Interests of Experts

The Company’s independent auditor is PricewaterhouseCoopers LLP, Chartered Professional Accountants, Licensed Public Accountants, who have issued an independent auditor’s report dated March 5, 2015 in respect of Denison’s consolidated financial statements as at December 31, 2014 and 2013 and for each of the years ended 2014 and 2013 and the Company’s internal control over financial reporting as at December 31, 2014. PricewaterhouseCoopers LLP has advised that it is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario and Public Company Accounting Oversight Board Rule 3520 Auditor Independence.

Steve Blower, P. Geo, Denison’s Vice President Exploration, who is a "qualified person" within the meaning of this term in NI 43-101, has prepared sections of this AIF that are of a scientific or technical nature pertaining to the Company’s mineral projects in Canada, Mali, Namibia and Zambia, and has verified the data disclosed therein. To the knowledge of Denison, Steve Blower is the registered or beneficial owner, directly or indirectly, of less than one percent of the outstanding Shares.

Terry V. Wetz, P.E., the Executive Director of the GSJV, who is a “qualified person” within the meaning of this term in NI 43-101, has prepared sections of this AIF that are of a scientific or technical nature pertaining to the Company’s mineral projects in Mongolia, and has verified the data disclosed therein. To the knowledge of Denison, Terry V. Wetz is the registered or beneficial owner, directly or indirectly, of less than one percent of the outstanding Shares.

RPA Inc., which was retained to independently review and audit the mineral reserves and mineral resources in accordance with the requirements of NI 43-101, prepared the following technical reports:

•	Elliot Lake Report dated June 29, 2007 by Lawrence B. Cochrane, Ph.D., P.Eng. and Leo R. Hwozdyk, P.Eng.
•	The 2007 Mongolia Report dated February 27, 2007 by Thomas C. Pool, P.E. and Neil N. Gow, P.Geo.
•	McClean Technical Report dated November 21, 2005 as amended on February 16, 2006 by Richard E. Routledge, M.Sc., P.Geo. and James W. Hendry, P.Eng.
•	McClean North Technical Report January 31, 2007 by Richard E. Routledge, M.Sc., P.Geo.
•	Sue D Report dated March 31, 2006 by Richard E Routledge, M.Sc., P.Geo. and James W. Hendry, P.Eng.
•	Midwest Technical Report dated June 1, 2005, as amended on February 14, 2006 by Richard E. Routledge, M.Sc., P.Geo., James W. Hendry, P.Eng. and Luke Evans, M.Sc., P.Eng.
•	The 2011 Mongolia Report dated March 23 , 2011 by Hrayr Agnerian, M.Sc. (Applied), P. Geo. and William E. Roscoe, Ph.D., P.Eng.
•	The Phoenix Report dated June 17, 2014 by William E. Roscoe, Ph.D, P.Eng.

The Midwest A Technical Report dated January 31, 2008 was prepared by Michel Dagbert, P.Eng. of Geostat, which was retained to independently review and audit the mineral reserves in accordance with the requirements of NI 43-101.

2014 ANNUAL INFORMATION FORM	107

The J Zone Technical Report dated September 6, 2013 was prepared by Allan Armitage, Ph.D., P.Geol., and Alan Sexton, M.Sc., P.Geol. of GeoVector, which was retained to independently review and audit mineral resource estimates in accordance with the requirements of NI 43-101.

The Combined Mutanga Report dated September 12, 2013 was prepared by Malcolm Titley, B.Sc. (Geology and Chemistry), MAusIMM, MAIG, of CSA Global, which was retained to independently review and audit the mineral resources in accordance with the requirements of NI 43-101.

All of the authors of the technical reports noted above are independent of Denison. To the knowledge of Denison as of the date hereof, the partners, employees and consultants of each of RPA Inc. (formerly Scott Wilson RPA), Geostat and CSA Global who participated in the preparation of the aforementioned reports, or who were in a position to influence the outcome of such reports and each of RPA Inc., Geostat and CSA Global are the registered or beneficial owner, directly or indirectly, of less than one percent of the outstanding Shares.

Additional Information

Additional information regarding the Company is available on the SEDAR website at www.sedar.com. Further information concerning the Company, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Circular for the Annual General Meeting of Shareholders to be held on May 7, 2015. Additional financial information is provided in the Company's audited consolidated financial statements and MD&A for the financial year ended December 31, 2014.

A copy of this AIF, as well as the Circular and such other information and documentation that the Company makes available via SEDAR, can be found at www.sedar.com. In addition, certain of this information is distributed to shareholders in connection with Denison’s Annual General Meeting of Shareholders. The Company will provide any of the foregoing documents subject to its rights to require people who are not security holders of the Company to pay a reasonable charge. Copies of these documents may be obtained by writing to:

Denison Mines Corp.
Atrium on Bay
Suite 402
595 Bay Street
Toronto, Ontario
M5G 2C2

Telephone: (416) 979-1991
Facsimile: (416) 979-5893
Email: info@denisonmines.com

2014 ANNUAL INFORMATION FORM	108

SCHEDULE A

Approved by the Board of Directors on March 5, 2015

Audit Committee Mandate and Charter

A.	Composition of the Committee

(1)      The Board shall appoint annually from among its members at the first meeting of the Board following the annual meeting of the shareholders a committee to be known as the Audit Committee (the “Committee”) to be composed of three (3) directors or such other number not less than three (3) as the Board may from time to time determine.

(2)      Any member of the Committee may be removed or replaced at any time by the Board. Any member of the Committee ceasing to be a director or ceasing to qualify under A(3) below shall cease to be a member of the Committee. Subject to the foregoing, each member of the Committee shall hold office as such until the next annual appointment of members to the Committee after his or her election. Any vacancy occurring in the Committee shall be filled at the next meeting of the Board.

(3)      Each member of the Committee shall:

(a)      be a member of the Board;

(b)      not be an officer or employee of the Company or any of its affiliates;

(c)      be an unrelated director as defined in the Toronto Stock Exchange (the “TSX”) Corporate Governance Guidelines (“TSX Guidelines”) as the same may be amended from time to time;

(d)      satisfy the independence requirements applicable to members of audit committees under each of Multilateral Instrument 52-110 – Audit Committees of the Canadian Securities Administrators (“M1 52-110”), Rule 10A-3(b)(1)(ii) of the United States Securities and Exchange Commission, and any other applicable laws and regulations, as the same may be amended from time to time (with the TSX Guidelines, “Applicable Laws”); and

(e)      satisfy the financial literacy requirements prescribed by Applicable Laws.

(4)      A majority of the Committee shall constitute a quorum.

(5)      The Committee shall elect annually a chairperson from among its members.

B.	Purpose

(1)      The Committee’s purpose is to assist the Board in its supervision of the management of the business and affairs of the Company through oversight of:

(a)      the integrity of the Company’s financial statements, Management’s Discussion and Analysis (“MD&A”) and other financial reporting;

(b)      the integrity of the Company’s internal control and management information systems;

(c)      the Company’s compliance with all applicable laws, rules, regulations, policies and other requirements of governments, regulatory agencies and stock exchanges relating to accounting matters and financial disclosure;

(d)      the auditor’s qualifications and activities;

(e)      communication among the auditor, management and the Board; and

(f)      such other matters as are determined by the Board from time to time.

C.	Committee Resources

(1)      The Committee shall have direct channels of communication with the Company’s auditor to discuss and review specific issues as appropriate.

(2)      The Committee, or any member of the Committee with the approval of the Committee, may retain at the expense of the Company such independent legal, accounting (other than the auditor) or other advisors on such terms as the Committee may consider appropriate and shall not be required to obtain the approval of the Board in order to retain or compensate any such advisors.

(3)      The Committee shall have unrestricted access to Company personnel and documents and shall be provided with all necessary funding and other resources to carry out its responsibilities.

D.	Committee Responsibilities

(1)      The responsibilities of the Committee shall be to:

(a)      with respect to financial accounting matters:

(i)

review with management and the external auditors the annual consolidated financial statements, MD&A and press release announcing annual financial results of operations before making recommendations to the Board relating to approval of such documents;

(ii)

review with management and the external auditors interim financial statements, MD&A and press release announcing interim financial results of operations before making recommendations to the Board relating to approval of such documents;

(iii)

review and discuss with management and the external auditors all public disclosure documents containing audited or unaudited financial information including: any Prospectus; the Annual Report; interim unaudited reports; and any material change report pertaining to the Company’s financial matters. The Committee will review the consistency of the foregoing documents with facts, estimates or judgments contained in the audited or unaudited financial statements;

(iv)

satisfy itself that adequate procedures are in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements, other than the Company’s financial statements, MD&A and earnings press releases, and shall periodically assess the adequacy of those procedures;

(v)

prior to the completion of the annual audit, and at any other time deemed advisable by the Committee, review and discuss with management and the auditor the quality of the Company’s accounting policies and financial statement presentation, including, without limitation, the following:

1.      all critical accounting policies and practices to be used, including, without limitation, the reasons why certain estimates or policies are or are not considered critical and how current and anticipated future events may impact those determinations as well as an assessment of any proposed modifications by the auditors that were not made;

2     . all alternative accounting treatments for policies and practices that have been discussed by management and the auditors; and

3.      other material written communications between the auditor and management, including, without limitation, any management letter, schedule of unadjusted differences, the management representation letter, report on internal controls, as well as the engagement letter and the independence letter;

(vi)	review annually the accounting principles and practices followed by the Company and any changes in the same as they occur;

(vii)

review new accounting principles of the Chartered Professional Accountants of Canada and the International Accounting Standards Board which would have a significant impact on the Company’s financial reporting as reported to the Committee by management;

(viii)	review the status of material contingent liabilities as reported to the Committee by management;

(ix)	review potentially significant tax problems as reported to the Committee by management; and

(x)	review any errors or omissions in the current or prior year’s financial statements which appear material as reported to the Committee by management;

(b)      with respect to the external auditors:

(i)

be directly responsible for recommending the appointment of the auditor, the auditor’s compensation, retention and termination and for oversight of the work of the auditor (including, without limitation, resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or services for the Company;

(ii)	approve, prior to the auditor’s audit, the auditor’s audit plan (including, without limitation, staffing), the scope of the auditor’s review and all related fees;

(iii)

satisfy itself as to the independence of the auditor. The Committee shall pre-approve any non-audit services (including, without limitation, fees therefor) provided to the Company or its subsidiaries by the auditor or any auditor of any such subsidiary and shall consider whether these services are compatible with the auditor’s independence, including, without limitation, the nature and scope of the specific non-audit services to be performed and whether the audit process would require the auditor to review any advice rendered by the auditor in connection with the provision of non-audit services. The Committee shall not allow the auditor to render any non-audit services to the Company or its subsidiaries that are prohibited by Applicable Law;

(iv)	review and approve the Company’s policies concerning the hiring of employees and former employees of the Company’s auditor or former auditor.

(c)      with respect to internal controls:

(i)	oversee management’s design, testing and implementation of the Company’s internal controls and management information systems and review the adequacy and effectiveness thereof.

(d)      with respect to concerns and complaints:

(i)	establish procedures for:

1.      the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

2.      the confidential, anonymous submission by employees of the Company of concern regarding questionable accounting or auditing matters.

(e)      with respect to ethics:

(i)

The Committee shall be responsible for oversight and enforcement of the Code of Ethics for the Chief Executive Officer, Senior Financial Officers and Other Officers of the Company, subject to the supervision of the Board.

(f)      with respect to general audit matters:

(i)	inquire of management and the external auditors as to any activities that may or may not appear to be illegal or unethical;

(ii)	review with management, the operations analyst and the external auditors any frauds reported to the Audit Committee;

(iii)	review with the external auditors the adequacy of staffing for accounting and financial responsibilities; and

(iv)	report and make recommendations to the Board as the Committee considers appropriate.

(2)      In addition, the Board may refer to the Committee such matters and questions relating to the Company as the Board may from time to time see fit;

(3)      Any member of the Committee may require the auditors to attend any or every meeting of the Committee.

E.	Meetings

(1)      The times of and the places where meetings of the Audit Committee shall be held and the calling of and procedure at such meetings shall be determined from time to time by the Committee, provided however that the Committee shall meet at least quarterly, and the Committee shall maintain minutes or other records of its meetings and activities. Notice of every such meeting to be given in writing not less than five (5) days prior to the date fixed for the meeting, and shall be given to the auditors of the Company, that the auditors shall be entitled to attend and be heard thereat. Meetings shall be convened whenever requested by the auditors, the operations analyst or any member of the Audit Committee in accordance with the Ontario Business Corporations Act.

(2)      As part of each meeting of the Committee at which it recommends that the Board approve the financial statements of the Company, and at such other times as the Committee deems appropriate, the Committee shall meet separately with the auditor to discuss and review specific issues as appropriate.

F.	Evaluation of Charter and Mandate

(1)      On at least an annual basis, the Committee shall review and assess the adequacy of this Charter and Mandate and recommend any proposed changes to the Board of Directors.

(2)      All prior resolutions of the Board relating to the constitution and responsibilities of the Audit Committee are hereby repealed.

SCHEDULE B

Glossary of Technical Terms

Note: The terms related to Mineral resources and mineral reserves presented herein are as defined in “CIM DEFINITION STANDARDS on Mineral Resources and Mineral Reserves” prepared by the CIM Standing Committee on Reserve Definitions, adapted by CIM Council, December 11, 2005.

eU3O8
This term refers to equivalent U3O8 grade derived from gamma logging of drill holes.

Historical Estimate
A historical estimate means an estimate of the quantity, grade or metal or mineral content of a deposit that an issuer has not verified as a current mineral resource or mineral reserve, and which was prepare before the issuer acquiring, or entering into an agreement to acquire an interest in the property that contains the deposit.

Indicated Mineral Resource
An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource
An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes

Measured Mineral Resource
A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineral Reserve
A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral Resource
A mineral resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial materials in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

Probable Mineral Reserve
A ‘probable mineral reserve’ is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven Mineral Reserve
A ‘proven mineral reserve’ is the economically mineable part of a measured mineral resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Qualified Person
A ‘Qualified Person’ means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the technical report and is a member or licensee in good standing of a professional association of geoscientists and/or engineers meeting the criteria set out in NI 43-101.